SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of: April 2007	Commission File Number: 1-7274
BCE Inc.
(Translation of Registrant’s name into English)
1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-             .
Notwithstanding any reference to BCE Inc.’s or Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s or Bell Canada’s site or any other site on the World Wide Web referred to in BCE Inc.’s or Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

SIGNATURE

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

/s/ Patricia A. Olah

Patricia A. Olah
Corporate Secretary and Lead Governance Counsel

Date: April 17, 2007

Industry Canada	Industrie Canada

Certificate	Certificat
of Amendment	de modification

Canada Business	Loi canadienne sur
Corporations Act	les sociétés par actions

BCE INC.

BCE INC.		425229-2

Name of corporation-Dénomination de la société		Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:		Je certifie que les statuts de la société susmentionnée ont été modifiés:

a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	a) en vertu de 1’article 13 de la Loi canadienne sur les sociétés par actions, conformément à 1’avis ci-joint;

b) under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;	☑	b) en vertu de 1’article 27 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

c) under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;	☐	c) en vertu de 1’article 179 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes;

d) under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization;	☐	d) en vertu de 1’article 191 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses de réorganisation ci-jointes;

January 25, 2007 / le 25 janvier 2007
Richard G. Shaw	Date of Amendment — Date de modification
Director — Directeur

CANADA BUSINESS CORPORATIONS ACT FORM 4 ARTICLES OF AMENDMENT (SECTION 27 OR 177)	LOI CANADIENNE SUR LES SOCIÉTÉS PAR ACTIONS FORMULAIRE 4 CLAUSES MODIFICATRICES (ARTICLE 27 OU 177)

1.	Name of the Corporation Dénomination sociale de la société
  BCE Inc.

2.	Corporation No. No de la société
  425229-2

3.	The articles of the above-named Corporation are amended as follows: Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante :

Section 3 of the Articles of Amalgamation of the Corporation dated July 29, 2004 (and for which a Certificate of Amendment dated August 1, 2004 was issued), which sets out in Schedule 1 to such Articles of Amalgamation the classes and any maximum number of shares that the Corporation is entitled to issue, is hereby amended as follows:

La rubrique 3 des statuts de fusion de la Société datés du 29 juillet 2004 (et pour lesquels un certificat de modification daté du 1er août 2004 a été délivré), qui énonce à l’annexe 1 de ces statuts les catégories et le nombre maximal des actions que la Société peut émettre, est modifiée de la manière suivante :

(a) by the creation of six (6) additional series of First Preferred Shares as follows:	a) par la création des six (6) séries supplémentaires d’actions privilégiées de premier rang suivantes :

(i) 24,000,000 Cumulative Redeemable First Preferred Shares, Series AE (the “Series AE Preferred Shares”);	(i) 24 000 000 d’actions privilégiées de premier rang à dividende cumulatif rachetables de série AE (les « actions privilégiées de série AE »);

(ii) 24,000,000 Cumulative Redeemable First Preferred Shares, Series AF (the “Series AF Preferred Shares”);	(ii) 24 000 000 d’actions privilégiées de premier rang à dividende cumulatif rachetables de série AF (les « actions privilégiées de série AF »);

(iii) 22,000,000 Cumulative Redeemable First Preferred Shares, Series AG (the “Series AG Preferred Shares”);	(iii) 22 000 000 d’actions privilégiées de premier rang à dividende cumulatif rachetables de série AG (les « actions privilégiées de série AG »);

(iv) 22,000,000 Cumulative Redeemable First Preferred Shares, Series AH (the	(iv) 22 000 000 d’actions privilégiées de premier rang à dividende cumulatif

“Series AH Preferred Shares”);	rachetables de série AH (les « actions privilégiées de série AH »);

(v) 22,000,000 Cumulative Redeemable First Preferred Shares, Series AI (the “Series AI Preferred Shares”); and	(v) 22 000 000 d’actions privilégiées de premier rang à dividende cumulatif rachetables de série AI (les « actions privilégiées de série AI »); et

(vi) 22,000,000 Cumulative Redeemable First Preferred Shares, Series AJ (the “Series AJ Preferred Shares”); and	(vi) 22 000 000 d’actions privilégiées de premier rang à dividende cumulatif rachetables de série AJ (les « actions privilégiées de série AJ »);

(b) Schedule 1 to such Articles of Amalgamation is amended by inserting, immediately after Section 3.22 in such Schedule 1, the rights, privileges, restrictions and conditions attached to the six (6) new series of First Preferred Shares created hereby, all of which are set forth in Schedule A attached hereto.

b) l’annexe 1 de ces statuts de fusion est modifié par l’ajout, immédiatement après l’article 3.22 de cette annexe, des droits, privilèges, restrictions et conditions attachés aux six (6) nouvelles séries d’actions privilégiées de premier rang créées par les présentes, qui sont tous énoncés dans l’annexe A jointe aux présentes.

Date		Signature

January 25, 2007

4.	Capacity of	Printed Name
	En qualité de	Nom en lettres moulées

FOR DEPARTMENTAL USE ONLY - À L’USAGE DU MINISTÈRE SEULEMENT
Filed

SCHEDULE A
     3.23 SERIES AE PREFERRED SHARES
The Series AE Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:
     3.23.1 Dividend
     3.23.1.1 Definitions
For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:
(a)
“Adjustment Factor” for any Month means the percentage per annum, positive or negative, based on the Calculated Trading Price of the Series AE Preferred Shares for the preceding Month, determined in accordance with the following table:

The Adjustment Factor as a
If Calculated Trading Price Is	Percentage of Prime Shall Be

$25.50 or more	-4.00%
$25.375 and less than $25.50	-3.00%
$25.25 and less than $25.375	-2.00%
$25.125 and less than $25.25	-1.00%
Greater than $24.875 and less than $25.125	nil
Greater than $24.75 to $24.875	1.00%
Greater than $24.625 to $24.75	2.00%
Greater than $24.50 to $24.625	3.00%
$24.50 or less	4.00%
The maximum Adjustment Factor for any Month will be ± 4.00%.

If in any Month (other than, for greater certainty, the Month of January, 2007) there is no trade on the Exchange of Series AE Preferred Shares of a board lot or more, the Adjustment Factor for the following Month shall be nil;

(b)
“Annual Floating Dividend Rate” means for any Month the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent (0.001%)) which is equal to Prime multiplied by the Designated Percentage for such Month;

(c)
“Banks” means any two of Royal Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce and any successor of any of them as may be designated from time to time by the Board of Directors by notice given to the transfer agent for the Series AE Preferred Shares, such notice to take effect on, and to be given at least two (2) business days prior to, the commencement of a particular Dividend Period and, until such notice is first given, means Royal Bank of Canada and The Toronto-Dominion Bank;

(d)	“Calculated Trading Price” for any Month means:
(i)	the aggregate of the Daily Adjusted Trading Value for all Trading Days in such Month;
divided by
(ii)	the aggregate of the Daily Trading Volume for all Trading Days in such Month.
Notwithstanding the foregoing, the Calculated Trading Price for the Month of January, 2007 shall be calculated using the trading data on the Toronto Stock Exchange for the Cumulative Redeemable Class A Preferred Shares, Series 15 of Bell Canada, and accordingly the Daily Accrued Dividend Deduction, Daily Adjusted Trading Value and Daily Trading Volume and related determinations for the Month of January, 2007 shall be calculated or made by reference to the Cumulative Redeemable Class A Preferred Shares, Series 15 of Bell Canada, and not the Series AE Preferred Shares;
(e)	“Daily Accrued Dividend Deduction” for any Trading Day means:
(i)
the product obtained by multiplying the dividend accrued on a Series AE Preferred Share in respect of the Month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the Ex-Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date by one (1) day);

divided by
(ii)	the number of days from and including the Ex-Dividend Date to but excluding the following Ex-Dividend Date;
(f)	“Daily Adjusted Trading Value” for any Trading Day means:
(i)
the aggregate dollar value of all transactions of Series AE Preferred Shares on the Exchange (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day;

less
(ii)	the Daily Trading Volume for such Trading Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day;
(g)
“Daily Trading Volume” for any Trading Day means the aggregate number of Series AE Preferred Shares traded in all transactions (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day on the Exchange;

(h)	“Deemed Record Date” means the last Trading Day of a Month with respect to which no dividend is declared by the Board of Directors;

(i)
“Designated Percentage” for the Month of January 2007 means 71 percent (71%) and for each Month thereafter means the Adjustment Factor for such Month plus the Designated Percentage for the preceding Month, provided that the Annual Floating Dividend Rate for any Month shall in no event be less than 50% of Prime for such Month or more than 100% of Prime for such Month;

(j)	“Dividend Payment Date” means the twelfth day of each Month and the first Dividend Payment Date shall be February 12, 2007;

(k)	“Dividend Period” means a Month;

(l)	“Ex-Dividend Date” means:
(i)
the Trading Day which, under the rules or normal practices of the Exchange, is designated or recognized as the ex-dividend date relative to any dividend record date for the Series AE Preferred Shares; or

(ii)
if the Board of Directors fails to declare a dividend in respect of a Month, the Trading Day which, under the rules or normal practices of the Exchange, would be recognized as the Ex-Dividend Date relative to any Deemed Record Date for the Series AE Preferred Shares;

(m)
“Exchange” means the Toronto Stock Exchange or such other exchange or trading market in Canada as may be determined from to time by the Corporation as being the principal trading market for the Series AE Preferred Shares;

(n)	“Month” means a calendar month;

(o)	“Prime” for a Month means the average (rounded to the nearest one-thousandth (1/1000) of one percent (0.001%)) of the Prime Rate in effect on each day of such Month;

(p)
“Prime Rate” for any day means the average (rounded to the nearest one thousandth (1/1000) of one percent (0.001%)) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the Prime Rate for such day shall be such interest rate in effect for that day of the other Bank; if both Banks do not have such an interest rate in effect on a day, the Prime Rate for that day shall be equal to one and a half percent (1.5%) per annum plus the average yield expressed as a percentage per annum on 91 day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day shall be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime shall be determined from time to time by an officer of the Corporation from quotations supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series AE Preferred Shares;

(q)	“Trading Day” means, if the Exchange is a stock exchange in Canada, a day on which the Exchange is open for trading or, in any other case, a business day.
3.23.1.2	General
The holders of the Series AE Preferred Shares shall be entitled to receive cumulative preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, at the rates and times herein provided. Dividends on the Series AE Preferred Shares shall accrue on a daily basis from and including the date of issue thereof, and shall be payable monthly. Payment of the dividend on the Series AE Preferred Shares payable on any Dividend Payment Date (less any tax required to be deducted) shall be made by cheque at par in lawful money of Canada payable at any branch in Canada of the Corporation’s bankers. Notwithstanding the foregoing or anything to the contrary in these Articles, such dividends are deemed to have commenced to accrue on January 1, 2007 at the Annual Floating Dividend Rate for January 2007, regardless of whether any Series AE Preferred Shares were outstanding on such date.
Dividends declared on the Series AE Preferred Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series AE Preferred Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series AE Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series AE Preferred Shares at his address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.
The dividends in respect of the Series AE Preferred Shares shall be payable monthly at the Annual Floating Dividend Rate as calculated from time to time. Accordingly, on each Dividend Payment Date, the dividend payable on the Series AE Preferred Shares shall be that amount (rounded to the nearest one-thousandth (1/1000) of one cent) obtained by multiplying $25.00 by the Annual Floating Dividend Rate applicable to the Month preceding such Dividend Payment Date and by dividing the product by twelve. The record date for the purpose of determining holders of Series AE Preferred Shares entitled to receive dividends on each Dividend Payment Date shall be the last Trading Day of the next preceding Month. In the event of the redemption or purchase of Series AE Preferred Shares or the distribution of the assets of the Corporation as contemplated by section 3.23.2 hereof, the amount of the dividend which has accrued during the Month in which such redemption, purchase or distribution occurs shall be the amount (rounded to the nearest one-thousandth (1/1000) of one cent) calculated by multiplying:
(a)	the amount obtained by multiplying $25.00 by one-twelfth (1/12) of the Annual Floating Dividend Rate applicable to the preceding Month; by

(b)
a fraction of which the numerator is the number of days elapsed in the Month in which such redemption, purchase or distribution occurs up to but not including the date of such event and the denominator of which is the number of days in that Month.

3.23.1.3	Calculation of Designated Percentage
The Corporation shall as promptly as practicable calculate the Designated Percentage for each Month and give notice thereof to all stock exchanges in Canada on which the Series AE Preferred Shares are listed for trading or if the Series AE Preferred Shares are not listed on a stock exchange in Canada to the Investment Dealers Association of Canada.
3.23.2	Rights on Liquidation
In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series AE Preferred Shares shall be entitled to receive $25.00 per Series AE Preferred Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series AE Preferred Shares. Upon payment of such amounts, the holders of the Series AE Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.
3.23.3	Redemption at the Option of the Corporation
Subject to applicable law and section 3.23.5 hereof, upon giving notice as hereinafter provided, the Corporation may redeem at any time all, but not less than all, of the outstanding Series AE Preferred Shares, on payment of $25.50 for each such share to be redeemed, in each case, together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.
The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series AE Preferred Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of Series AE Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series AE Preferred Shares to be redeemed. Such notice shall set out the number of such Series AE Preferred Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series AE Preferred Shares to be redeemed the redemption price on presentation and surrender at any place or places within Canada designated by such notice, of the certificate or certificates for such Series AE Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice, the Series AE Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series AE Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.
3.23.4	Conversion of Series AE Preferred Shares

3.23.4.1	Conversion at the Option of the Holder
Holders of Series AE Preferred Shares shall have the right, at their option, on February 1, 2010 and on February 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and conditions hereof, all or any Series AE Preferred Shares registered in their name into Series AF Preferred Shares of the Corporation on the basis of one (1) Series AF Preferred Share for each Series AE Preferred Share. The Corporation shall give notice in writing to the then holders of the Series AE Preferred Shares of the Selected Percentage Rate (as defined in section 3.24.1.1 of the articles of the Corporation relating to the Series AF Preferred Shares) determined by the Board of Directors to be applicable for the next succeeding Fixed Dividend Rate Period (as defined in section 3.24.1.1 of the articles of the Corporation relating to the Series AF Preferred Shares) and of the conversion right provided for herein; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of the Series AE Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.
If the Corporation gives notice as provided in section 3.23.3 to the holders of the Series AE Preferred Shares of the redemption of all the Series AE Preferred Shares, the Corporation shall not be required to give notice as provided in this section 3.23.4.1 to the holders of the Series AE Preferred Shares of a Selected Percentage Rate (as defined in section 3.24.1.1 of the articles of the Corporation relating to the Series AF Preferred Shares) for the Series AF Preferred Shares or of the conversion right and the right of any holder of Series AE Preferred Shares to convert such Series AE Preferred Shares as herein provided shall cease and terminate in that event.
Holders of Series AE Preferred Shares shall not be entitled to convert their shares into Series AF Preferred Shares if, following the close of business on the 14th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series AF Preferred Shares, after taking into account all Series AE Preferred Shares tendered for conversion into Series AF Preferred Shares and all Series AF Preferred Shares tendered for conversion into Series AE Preferred Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 3.23.4.1, to all affected holders of Series AE Preferred Shares at least seven (7) days prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series AE Preferred Shares, who have surrendered for conversion any certificate or certificates representing Series AE Preferred Shares, new certificates representing the Series AE Preferred Shares represented by any certificate or certificates surrendered as aforesaid.
3.23.4.2	Automatic Conversion
If following the close of business on the 14th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series AE Preferred Shares after taking into account all Series AE Preferred Shares tendered for conversion into Series AF Preferred Shares and all Series AF Preferred Shares tendered for conversion into Series

AE Preferred Shares, then, all, but not part, of the remaining outstanding Series AE Preferred Shares shall automatically be converted into Series AF Preferred Shares on the basis of one (1) Series AF Preferred Share for each Series AE Preferred Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 3.23.4.1, to the holders of such remaining Series AE Preferred Shares at least seven (7) days prior to the Conversion Date.
3.23.4.3 Manner of Exercise of Conversion Privilege
The conversion of Series AE Preferred Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 14th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series AE Preferred Shares are transferable accompanied by: (i) payment or evidence of payment of the tax (if any) payable as provided in this section 3.23.4.3; and (ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series AE Preferred Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series AE Preferred Shares represented by such certificate or certificates which have not been converted.
In the event the Corporation is required to convert all remaining outstanding Series AE Preferred Shares into Series AF Preferred Shares on the applicable Conversion Date as provided for in section 3.23.4.2, the Series AE Preferred Shares in respect of which the holders have not previously elected to convert shall be converted on the Conversion Date into Series AF Preferred Shares and the holders thereof shall be deemed to be holders of Series AF Preferred Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series AE Preferred Shares were transferable of the certificate or certificates representing Series AE Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series AF Preferred Shares in the manner and subject to the terms and provisions as provided in this section 3.23.4.3.
As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series AE Preferred Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series AF Preferred Shares and the number of remaining Series AE Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series AE Preferred Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series AF Preferred Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series AF Preferred Shares at such time.
The holder of any Series AE Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into a Series AF Preferred Share after such record date and on or before the date of the payment of such dividend.
The issuance of certificates for the Series AF Preferred Shares upon the conversion of Series AE Preferred Shares shall be made without charge to the converting holders of Series AE Preferred Shares for any fee or tax in respect of the issuance of such certificates or the Series AF Preferred Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series AF Preferred Shares are issued in respect of the issuance of such Series AF Preferred Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series AE Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.
3.23.4.4	Status of Converted Series AE Preferred Shares
All Series AE Preferred Shares converted into Series AF Preferred Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.
3.23.5	Restrictions on Dividends and Retirement of Shares
Without the approval of the holders of outstanding Series AE Preferred Shares:
(a)
the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series AE Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series AE Preferred Shares;

(b)
the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series AE Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series AE Preferred Shares);

(c)	the Corporation shall not purchase or otherwise retire less than all of the Series AE Preferred Shares then outstanding; or

(d)
the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series AE Preferred Shares provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series AE Preferred Shares;

unless, in each such case, all cumulative dividends on outstanding Series AE Preferred Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.
Any approval of the holders of Series AE Preferred Shares required to be given pursuant to this section 3.23.5 may be given in accordance with the second paragraph of section 3.23.7 and section 3.23.10. Notwithstanding the provisions of section 3.23.10 hereof, any approval required to be given pursuant to this section 3.23.5 shall be required to be given only by the affirmative vote of the holders of the majority of the Series AE Preferred Shares present or represented at a meeting, or adjourned meeting, of the holders of Series AE Preferred Shares duly called for the purpose and at which a quorum is present.

3.23.6	Purchase for Cancellation
The Corporation may at any time purchase for cancellation the whole or any part of the Series AE Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.
3.23.7	Voting Rights
If the Corporation fails to pay eight (8) dividends on the Series AE Preferred Shares, whether or not consecutive, the holders of the Series AE Preferred Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one (1) vote for each Series AE Preferred Share held, until all such arrears of dividends on the Series AE Preferred Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 3.23.7.
In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series AE Preferred Shares voting as a series or as part of a class, each Series AE Preferred Share shall entitle the holder thereof to one (1) vote for such purpose.
3.23.8	Issue of Additional Preferred Shares
The Corporation may issue additional series of First Preferred Shares ranking on a parity with the Series AE Preferred Shares without the authorization of the holders of the Series AE Preferred Shares.
3.23.9	Modifications
The provisions attaching to the Series AE Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Canada Business Corporations Act (in these Articles, the “CBCA”), any such approval to be given in accordance with section 3.23.10.
None of the series provisions of the articles of the Corporation relating to the Series AE Preferred Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series AF Preferred Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.
3.23.10	Approval of Holders of Series AE Preferred Shares
Any approval given by the holders of the Series AE Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series AE Preferred Shares as provided in the provisions attaching to the First Preferred Shares as a class, which provisions shall apply mutatis mutandis.
3.23.11	Tax Election
The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada) (the “ITA”), under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series AE Preferred Shares will be required to pay tax on dividends received on the Series AE Preferred Shares under section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.
3.23.12	Mail Service Interruption
If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series AE Preferred Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:
(a)
give such notice by telex, telecopier or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montréal and Toronto and such notice shall be deemed to have been given on the date on which such telex, telecopier or telegraph communication was given or on the date on which the first publication has taken place; and

(b)
fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montréal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not appearing on the securities register of the Corporation, then at the last address of such holder known to the Corporation.

3.23.13	Notice of Annual Dividend Rate Applicable to the Series AF Preferred Shares
Within three (3) business days of the determination of the Annual Dividend Rate (as defined in section 3.24.1.1 of the articles of the Corporation relating to the Series AF Preferred Shares) (other than, for greater certainty, the Annual Dividend Rate for the initial Fixed Dividend Rate Period) the Corporation shall give notice thereof to the holders of the Series AE Preferred Shares by publication once in the national edition of The Globe and Mail in the English language and once in the City of Montréal in both the French and English languages in a daily newspaper of general circulation in Montréal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.
3.23.14	Definitions
In the provisions herein contained attaching to the Series AE Preferred Shares:
(a)
“accrued and unpaid dividend” means the aggregate of (i) all unpaid dividends on the Series AE Preferred Shares for any Dividend Period and (ii) the amount calculated as though dividends on each Series AE Preferred Share had been accruing on a day-to-day basis from and including the first day of the Month immediately following the Dividend Period with respect to which the last monthly dividend will be or was, as the case may be, payable to but excluding the date to which the computation of accrued dividends is to be made; and

(b)
“in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

3.23.15	Interpretation
In the event that any date on which any dividend on the Series AE Preferred Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series AE Preferred Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.
     3.24             SERIES AF PREFERRED SHARES
The Series AF Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:
3.24.1	Dividend

3.24.1.1	Definitions
For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:
(a)
“Annual Dividend Rate” means for any Fixed Dividend Rate Period the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth of one percent (0.001%)) which is equal to the Government of Canada Yield multiplied by the Selected Percentage Rate for such Fixed Dividend Rate Period and, for the initial Fixed Dividend Rate Period, means 4.400% per annum;

(b)	“Dividend Payment Date” means the first day of each of February, May, August and November in each year, and the first Dividend Payment Date shall be February 1, 2007;

(c)
“Fixed Dividend Rate Period” means, for the initial Fixed Dividend Rate Period, the period commencing on the date Series AF Preferred Shares are first issued and ending on and including January 31, 2010 and for each succeeding Fixed Dividend Rate Period, the period commencing on the day immediately following the end of the immediately preceding Fixed Dividend Rate Period and ending on and including January 31 in the fifth year immediately thereafter;

(d)
“Government of Canada Yield” on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the Board of Directors, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years; and

(e)	“Selected Percentage Rate” for each Fixed Dividend Rate Period means the rate of interest, expressed as a percentage of the Government of Canada Yield, determined by the Board of Directors as set forth in the notice to the holders of the Series AF Preferred Shares given in accordance with the provisions of section 3.24.4.1, which rate of interest shall be not less than 80% of the Government of Canada Yield.

3.24.1.2	General
The holders of the Series AF Preferred Shares shall be entitled to receive fixed, cumulative, preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, in the amount per share per annum determined by multiplying the Annual Dividend Rate by $25.00 payable quarterly in respect of each 12 month period on the first day of February, May, August and November by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers. Notwithstanding the foregoing or anything to the contrary in these Articles, such dividends are deemed to have commenced to accrue on November 1, 2006 at the Annual Dividend Rate for the initial Fixed Dividend Rate Period, regardless of whether any Series AF Preferred Shares were outstanding on such date.
Dividends declared on the Series AF Preferred Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series AF Preferred Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series AF Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series AF Preferred Shares at his address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.
3.24.1.3	Calculation of Annual Dividend Rate
The Corporation shall calculate on the 21st day prior to the first day of each Fixed Dividend Rate Period (other than, for greater certainty, the initial Fixed Dividend Rate Period) the Annual Dividend Rate for each Fixed Dividend Rate Period based upon the Selected Percentage Rate and the Government of Canada Yield in effect at 10:00 A.M. (Montréal time) on the said 21st day prior to the first day of each Fixed Dividend Rate Period and give notice thereof: (i) within one (1) business day to all stock exchanges in Canada on which the Series AF Preferred Shares are listed for trading or if the Series AF Preferred Shares are not listed on a stock exchange in Canada, to the Investment Dealers Association of Canada; and (ii) within three (3) business days to, except in relation to the initial Fixed Dividend Rate Period, the holders of the Series AF Preferred Shares by publication once in the national edition of The Globe and Mail in the English language and once in the City of Montréal in both the French and English languages in a daily newspaper of general circulation in Montréal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.
3.24.2	Rights on Liquidation
In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series AF Preferred Shares shall be entitled to receive $25.00 per Series AF Preferred Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series AF Preferred Shares. Upon payment of such amounts, the holders of the Series AF Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.
3.24.3	Redemption at the Option of the Corporation
The Corporation may not redeem any of the Series AF Preferred Shares prior to February 1, 2010. Subject to applicable law and section 3.24.5 hereof, upon giving notice as hereinafter provided, the Corporation may, on February 1, 2010 or on February 1 in every fifth year thereafter, redeem all, but not less than all, of the outstanding Series AF Preferred Shares on payment of $25.00 for each such share to be redeemed together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.
The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series AF Preferred Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of Series AF Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series AF Preferred Shares to be redeemed. Such notice shall set out the number of such Series AF Preferred Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series AF Preferred Shares to be redeemed the redemption price on presentation and surrender at any place or places within Canada designated by such notice, of the certificate or certificates for such Series AF Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice, the Series AF Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series AF Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

3.24.4	Conversion of Series AF Preferred Shares

3.24.4.1	Conversion at the Option of the Holder
Holders of Series AF Preferred Shares shall have the right, at their option, on February 1, 2010 and on February 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and conditions hereof, all or any Series AF Preferred Shares registered in their name into Series AE Preferred Shares of the Corporation on the basis of one (1) Series AE Preferred Share for each Series AF Preferred Share. The Corporation shall give notice in writing to the then holders of the Series AF Preferred Shares of the Selected Percentage Rate determined by the Board of Directors to be applicable for the next succeeding Fixed Dividend Rate Period and of the conversion right provided for herein; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of the Series AF Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.
If the Corporation gives notice as provided in section 3.24.3 to the holders of the Series AF Preferred Shares of the redemption of all the Series AF Preferred Shares, the Corporation shall not be required to give notice as provided in this section 3.24.4.1 to the holders of the Series AF Preferred Shares of a Selected Percentage Rate or of the conversion right and the right of any holder of Series AF Preferred Shares to convert such Series AF Preferred Shares as herein provided shall cease and terminate in that event.
Holders of Series AF Preferred Shares shall not be entitled to convert their shares into Series AE Preferred Shares if, following the close of business on the 14th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series AE Preferred Shares, after taking into account all Series AF Preferred Shares tendered for conversion into Series AE Preferred Shares and all Series AE Preferred Shares tendered for conversion into Series AF Preferred Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 3.24.4.1, to all affected holders of Series AF Preferred Shares at least seven (7) days prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series AF Preferred Shares, who have surrendered for conversion any certificate or certificates representing Series AF Preferred Shares, new certificates representing the Series AF Preferred Shares represented by any certificate or certificates surrendered as aforesaid.
3.24.4.2	Automatic Conversion
If following the close of business on the 14th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series AF Preferred Shares after taking into account all Series AF Preferred Shares tendered for conversion into Series AE Preferred Shares and all Series AE Preferred Shares tendered for conversion into Series AF Preferred Shares, then, all, but not part, of the remaining outstanding Series AF Preferred Shares shall automatically be converted into Series AE Preferred Shares on the basis of one (1) Series AE Preferred Share for each Series AF Preferred Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 3.24.4.1, to the holders of such remaining Series AF Preferred Shares at least seven (7) days prior to the Conversion Date.

3.24.4.3	Manner of Exercise of Conversion Privilege
The conversion of Series AF Preferred Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 14th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series AF Preferred Shares are transferable accompanied by: (i) payment or evidence of payment of the tax (if any) payable as provided in this section 3.24.4.3; and (ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series AF Preferred Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series AF Preferred Shares represented by such certificate or certificates which have not been converted.
In the event the Corporation is required to convert all remaining outstanding Series AF Preferred Shares into Series AE Preferred Shares on the applicable Conversion Date as provided for in section 3.24.4.2, the Series AF Preferred Shares in respect of which the holders have not previously elected to convert shall be converted on the Conversion Date into Series AE Preferred Shares and the holders thereof shall be deemed to be holders of Series AE Preferred Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series AF Preferred Shares were transferable of the certificate or certificates representing Series AF Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series AE Preferred Shares in the manner and subject to the terms and provisions as provided in this section 3.24.4.3.
As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series AF Preferred Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series AE Preferred Shares and the number of remaining Series AF Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series AF Preferred Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series AE Preferred Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series AE Preferred Shares at such time.
The holder of any Series AF Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into a Series AE Preferred Share after such record date and on or before the date of the payment of such dividend.
The issuance of certificates for the Series AE Preferred Shares upon the conversion of Series AF Preferred Shares shall be made without charge to the converting holders of Series AF Preferred Shares for any fee or tax in respect of the issuance of such certificates or the Series AE Preferred Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series AE Preferred Shares are issued in respect of the issuance of such Series AE Preferred Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series AF Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

3.24.4.4	Status of Converted Series AF Preferred Shares
All Series AF Preferred Shares converted into Series AE Preferred Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.
3.24.5	Restrictions on Dividends and Retirement of Shares
Without the approval of the holders of outstanding Series AF Preferred Shares:
(a)
the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series AF Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series AF Preferred Shares;

(b)
the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series AF Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series AF Preferred Shares);

(c)	the Corporation shall not purchase or otherwise retire less than all of the Series AF Preferred Shares then outstanding; or

(d)
the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series AF Preferred Shares provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series AF Preferred Shares;

unless, in each such case, all cumulative dividends on outstanding Series AF Preferred Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.
Any approval of the holders of Series AF Preferred Shares required to be given pursuant to this section 3.24.5 may be given in accordance with the second paragraph of section 3.24.7 and section 3.24.10. Notwithstanding the provisions of section 3.24.10 hereof, any approval required to be given pursuant to this section 3.24.5 shall be required to be given only by the affirmative vote of the holders of the majority of the Series AF Preferred Shares present or represented at a meeting, or adjourned meeting, of the holders of Series AF Preferred Shares duly called for the purpose and at which a quorum is present.
3.24.6	Purchase for Cancellation
The Corporation may at any time purchase for cancellation the whole or any part of the Series AF Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.

     3.24.7      Voting Rights
If the Corporation fails to pay eight (8) dividends on the Series AF Preferred Shares, whether or not consecutive, the holders of the Series AF Preferred Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one (1) vote for each Series AF Preferred Share held, until all such arrears of dividends on the Series AF Preferred Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 3.24.7.
In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series AF Preferred Shares voting as a series or as part of a class, each Series AF Preferred Share shall entitle the holder thereof to one (1) vote for such purpose.
3.24.8	Issue of Additional Preferred Shares
The Corporation may issue additional series of First Preferred Shares ranking on a parity with the Series AF Preferred Shares without the authorization of the holders of the Series AF Preferred Shares.
3.24.9	Modifications
The provisions attaching to the Series AF Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the CBCA, any such approval to be given in accordance with section 3.24.10.
None of the series provisions of the articles of the Corporation relating to the Series AF Preferred Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series AE Preferred Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.
3.24.10	Approval of Holders of Series AF Preferred Shares
Any approval given by the holders of the Series AF Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series AF Preferred Shares as provided in the provisions attaching to the First Preferred Shares as a class, which provisions shall apply mutatis mutandis.
3.24.11	Tax Election
The Corporation shall elect, in the manner and within the time provided under the ITA, under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series AF Preferred Shares will be required to pay tax on dividends received on the Series AF Preferred Shares under section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.
3.24.12	Mail Service Interruption
If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series AF Preferred Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:
(a)
give such notice by telex, telecopier or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montréal and Toronto and such notice shall be deemed to have been given on the date on which such telex, telecopier or telegraph communication was given or on the date on which the first publication has taken place; and

(b)
fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montréal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not appearing on the securities register of the Corporation, then at the last address of such holder known to the Corporation.

3.24.13	Definitions
In the provisions herein contained attaching to the Series AF Preferred Shares:
(a)
“accrued and unpaid dividends” means the aggregate of: (i) all unpaid dividends on the Series AF Preferred Shares for any quarterly period; and (ii) the amount calculated as though dividends on each Series AF Preferred Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable to but excluding the date to which the computation of accrued dividends is to be made; and

(b)
“in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

3.24.14	Interpretation
In the event that any date on which any dividend on the Series AF Preferred Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series AF Preferred Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

     3.25             SERIES AG PREFERRED SHARES
The Series AG Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:
3.25.1	Dividend

3.25.1.1	Definitions
For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:
(a)	“Annual Dividend Rate” means the Initial Fixed Dividend Rate or the Subsequent Fixed Dividend Rate, whichever is provided by this section 3.25.1 to be applicable at the relevant time;

(b)	“Dividend Payment Date” means the first day of each of February, May, August and November in each year and the first Dividend Payment Date shall be February 1, 2007;

(c)
“Government of Canada Yield” on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the Corporation, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years;

(d)	“Electronic Delivery” means the delivery by telecopier, electronic mail, the internet or other electronic means;

(e)	“Initial Fixed Dividend Rate” means 4.35% per annum;

(f)	“Initial Fixed Rate Period” means the period commencing on the date Series AG Preferred Shares are first issued and ending on and including April 30, 2011;

(g)	“Subsequent Fixed Dividend Rate” means for any Subsequent Fixed Rate Period the rate of interest expressed as a percentage per annum determined in accordance with section 3.25.1.5 hereof;

(h)
“Subsequent Fixed Rate Period” means, for the initial Subsequent Fixed Rate Period, the period commencing on May 1, 2011, and ending on and including April 30, 2016 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including April 30 in the fifth year thereafter.

3.25.1.2	General
The holders of the Series AG Preferred Shares shall be entitled to receive fixed, cumulative, preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, at the rates herein provided. Dividends on the Series AG Preferred Shares shall accrue on a daily basis from and including the date of issue thereof, and shall be payable quarterly during the Initial Fixed Rate Period and during any Subsequent Fixed Rate Period. Payment of the dividend on the Series AG Preferred Shares payable on any Dividend Payment Date (less any tax required to be deducted) shall be made by cheque at par in lawful money of Canada payable at any branch in Canada of the Corporation’s bankers. Notwithstanding the foregoing or anything to the contrary in these Articles, such dividends are deemed to have commenced to accrue on November 1, 2006 at the Initial Fixed Dividend Rate, regardless of whether any Series AG Preferred Shares were outstanding on such date.
Dividends declared on the Series AG Preferred Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series AG Preferred Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series AG Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series AG Preferred Shares at his address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.
3.25.1.3	Initial Fixed Rate Period
During the Initial Fixed Rate Period, the dividends in respect of the Series AG Preferred Shares shall be payable quarterly at the Initial Fixed Dividend Rate. Accordingly, on each Dividend Payment Date during the Initial Fixed Rate Period, including May 1, 2011, the dividend payable shall be $0.271875 per Series AG Preferred Share.
3.25.1.4	Subsequent Fixed Rate Period
During any Subsequent Fixed Rate Period, the dividends in respect of the Series AG Preferred Shares shall be payable quarterly at the Subsequent Fixed Dividend Rate. Accordingly, on each Dividend Payment Date during any Subsequent Fixed Rate Period, the dividend payable shall be in the amount per share per annum (rounded to the nearest one-thousandth (1/1000) of one cent) determined by multiplying the Annual Dividend Rate by $25.00.
3.25.1.5	Determination of Subsequent Fixed Dividend Rate
The Corporation shall determine on the 25th day prior to the first day of each Subsequent Fixed Rate Period the Annual Dividend Rate for each Subsequent Fixed Rate Period, which Annual Dividend Rate shall not be less than 80% of the Government of Canada Yield in effect at 10:00 A.M. (Montréal time) on the said 25th day prior to the first day of each Subsequent Fixed Rate Period, and give notice thereof: (i) within one (1) business day to all stock exchanges in Canada on which the Series AG Preferred Shares are listed for trading or if the Series AG Preferred Shares are not listed on a stock exchange in Canada, to the Investment Dealers Association of Canada; and (ii) within three (3) business days to the holders of the Series AG Preferred Shares by publication once in the national edition of The Globe and Mail in the English language and once in the City of Montréal in both the French and English languages in a daily newspaper of general circulation in Montréal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.
3.25.2	Rights on Liquidation
In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series AG Preferred Shares shall be entitled to receive $25.00 per Series AG Preferred Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series AG Preferred Shares. Upon payment of such amounts, the holders of the Series AG Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.
3.25.3	Redemption at the Option of the Corporation
The Corporation may not redeem any of the Series AG Preferred Shares prior to May 1, 2011. Subject to applicable law and section 3.25.5 hereof, upon giving notice as hereinafter provided, the Corporation may, on May 1, 2011 or on May 1 in every fifth year thereafter, redeem all, but not less than all, of the outstanding Series AG Preferred Shares on payment of $25.00 for each such share to be redeemed together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.
The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series AG Preferred Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given, at the option of the Corporation, by courier or by posting the same in a postage paid envelope, in either case, addressed to each holder of Series AG Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation or by Electronic Delivery addressed to each holder of Series AG Preferred Shares requesting Electronic Delivery at the last electronic address as provided by the holder to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series AG Preferred Shares to be redeemed. Such notice shall set out the number of such Series AG Preferred Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series AG Preferred Shares to be redeemed the redemption price on presentation and surrender at any place or places within Canada designated by such notice, of the certificate or certificates for such Series AG Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice, the Series AG Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series AG Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.
3.25.4	Conversion of Series AG Preferred Shares

3.25.4.1	Conversion at the Option of the Holder
Holders of Series AG Preferred Shares shall have the right, at their option, on May 1, 2011 and on May 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and conditions hereof, all or any Series AG Preferred Shares registered in their name into Series AH Preferred Shares of the Corporation on the basis of one (1) Series AH Preferred Share for each Series AG Preferred Share. The Corporation shall give notice in writing to the then holders of the Series AG Preferred Shares of the conversion right provided for herein; such notice shall be given, at the option of the Corporation, by courier or by posting the same in a postage paid envelope, in either case, addressed to each holder of the Series AG Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation or by Electronic Delivery addressed to each holder of the Series AG Preferred Shares requesting Electronic Delivery at the last electronic address as provided by the holder to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.
If the Corporation gives notice as provided in section 3.25.3 to the holders of the Series AG Preferred Shares of the redemption of all the Series AG Preferred Shares, the Corporation shall not be required to give notice as provided in this section 3.25.4.1 to the holders of the Series AG Preferred Shares of the conversion right and the right of any holder of Series AG Preferred Shares to convert such Series AG Preferred Shares as herein provided shall cease and terminate in that event.
Holders of Series AG Preferred Shares shall not be entitled to convert their shares into Series AH Preferred Shares if, following the close of business on the 10th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 2,000,000 Series AH Preferred Shares, after taking into account all Series AG Preferred Shares tendered for conversion into Series AH Preferred Shares and all Series AH Preferred Shares tendered for conversion into Series AG Preferred Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 3.25.4.1, to all affected holders of Series AG Preferred Shares prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series AG Preferred Shares, who have surrendered for conversion any certificate or certificates representing Series AG Preferred Shares, new certificates representing the Series AG Preferred Shares represented by any certificate or certificates surrendered as aforesaid.
3.25.4.2	Automatic Conversion
If following the close of business on the 10th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 2,000,000 Series AG Preferred Shares after taking into account all Series AG Preferred Shares tendered for conversion into Series AH Preferred Shares and all Series AH Preferred Shares tendered for conversion into Series AG Preferred Shares, then, all, but not part, of the remaining outstanding Series AG Preferred Shares shall automatically be converted into Series AH Preferred Shares on the basis of one (1) Series AH Preferred Share for each Series AG Preferred Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 3.25.4.1, to the holders of such remaining Series AG Preferred Shares prior to the Conversion Date.
3.25.4.3	Manner of Exercise of Conversion Privilege
The conversion of Series AG Preferred Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 10th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series AG Preferred Shares are transferable accompanied by: (i) payment or evidence of payment of the tax (if any) payable as provided in this section 3.25.4.3; and (ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series AG Preferred Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series AG Preferred Shares represented by such certificate or certificates which have not been converted.
In the event the Corporation is required to convert all remaining outstanding Series AG Preferred Shares into Series AH Preferred Shares on the applicable Conversion Date as provided for in section 3.25.4.2, the Series AG Preferred Shares in respect of which the holders have not previously elected to convert shall be converted on the Conversion Date into Series AH Preferred Shares and the holders thereof shall be deemed to be holders of Series AH Preferred Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series AG Preferred Shares were transferable of the certificate or certificates representing Series AG Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series AH Preferred Shares in the manner and subject to the terms and provisions as provided in this section 3.25.4.3.
As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series AG Preferred Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series AH Preferred Shares and the number of remaining Series AG Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series AG Preferred Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series AH Preferred Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series AH Preferred Shares at such time.
The holder of any Series AG Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into a Series AH Preferred Share after such record date and on or before the date of the payment of such dividend.
The issuance of certificates for the Series AH Preferred Shares upon the conversion of Series AG Preferred Shares shall be made without charge to the converting holders of Series AG Preferred Shares for any fee or tax in respect of the issuance of such certificates or the Series AH Preferred

Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series AH Preferred Shares are issued in respect of the issuance of such Series AH Preferred Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series AG Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.
3.25.4.4	Status of Converted Series AG Preferred Shares
All Series AG Preferred Shares converted into Series AH Preferred Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.
3.25.5	Restrictions on Dividends and Retirement of Shares
Without the approval of the holders of outstanding Series AG Preferred Shares:
(a)
the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series AG Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series AG Preferred Shares;

(b)
the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series AG Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series AG Preferred Shares);

(c)	the Corporation shall not purchase or otherwise retire less than all of the Series AG Preferred Shares then outstanding; or

(d)
the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series AG Preferred Shares provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series AG Preferred Shares;

unless, in each such case, all cumulative dividends on outstanding Series AG Preferred Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.
Any approval of the holders of Series AG Preferred Shares required to be given pursuant to this section 3.25.5 may be given in accordance with the second paragraph of section 3.25.7 and section 3.25.10. Notwithstanding the provisions of section 3.25.10 hereof, any approval required to be given pursuant to this section 3.25.5 shall be required to be given only by the affirmative vote of the holders of the majority of the Series AG Preferred Shares present or represented at a meeting, or adjourned meeting, of the holders of Series AG Preferred Shares duly called for the purpose and at which a quorum is present.

3.25.6	Purchase for Cancellation
The Corporation may at any time purchase for cancellation the whole or any part of the Series AG Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.
3.25.7	Voting Rights
If the Corporation fails to pay eight (8) dividends on the Series AG Preferred Shares, whether or not consecutive, the holders of the Series AG Preferred Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one (1) vote for each Series AG Preferred Share held, until all such arrears of dividends on the Series AG Preferred Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 3.25.7.
In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series AG Preferred Shares voting as a series or as part of a class, each Series AG Preferred Share shall entitle the holder thereof to one (1) vote for such purpose.
3.25.8	Issue of Additional Preferred Shares
The Corporation may issue additional series of First Preferred Shares ranking on a parity with the Series AG Preferred Shares without the authorization of the holders of the Series AG Preferred Shares.
3.25.9	Modifications
The provisions attaching to the Series AG Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the CBCA, any such approval to be given in accordance with section 3.25.10.
None of the series provisions of the articles of the Corporation relating to the Series AG Preferred Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series AH Preferred Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.
3.25.10	Approval of Holders of Series AG Preferred Shares
Any approval given by the holders of the Series AG Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series AG Preferred Shares as provided in the provisions attaching to the First Preferred Shares as a class, which provisions shall apply mutatis mutandis.
3.25.11	Tax Election
The Corporation shall elect, in the manner and within the time provided under the ITA, under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series AG Preferred Shares will be required to pay tax on dividends received on the Series AG Preferred

Shares under section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.
3.25.12	Mail Service Interruption
If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series AG Preferred Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:
(a)
give such notice by Electronic Delivery, telex or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montréal and Toronto and such notice shall be deemed to have been given on the date on which such Electronic Delivery, telex or telegraph communication was given or on the date on which the first publication has taken place; and

(b)
fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montréal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not appearing on the securities register of the Corporation, then at the last address of such holder known to the Corporation.

3.25.13	Definitions
In the provisions herein contained attaching to the Series AG Preferred Shares:
(a)
“accrued and unpaid dividend” means the aggregate of (i) all unpaid dividends on the Series AG Preferred Shares for any quarterly period and (ii) the amount calculated as though dividends on each Series AG Preferred Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable to but excluding the date to which the computation of accrued dividends is to be made; and

(b)
“in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

3.25.14	Interpretation
In the event that any date on which any dividend on the Series AG Preferred Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series AG Preferred Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.
3.26	SERIES AH PREFERRED SHARES
The Series AH Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:
3.26.1	Dividend

3.26.1.1	Definitions
For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:
(a)
“Adjustment Factor” for any Month means the percentage per annum, positive or negative, based on the Calculated Trading Price of the Series AH Preferred Shares for the preceding Month, determined in accordance with the following table:

The Adjustment Factor as a
If Calculated Trading Price Is	Percentage of Prime Shall Be

$25.50 or more	-4.00%
$25.375 and less than $25.50	-3.00%
$25.25 and less than $25.375	-2.00%
$25.125 and less than $25.25	-1.00%
Greater than $24.875 and less than $25.125	nil
Greater than $24.75 to $24.875	1.00%
Greater than $24.625 to $24.75	2.00%
Greater than $24.50 to $24.625	3.00%
$24.50 or less	4.00%
The maximum Adjustment Factor for any Month will be ± 4.00%.

If in any Month (other than, for greater certainty, the Month of January, 2007) there is no trade on the Exchange of Series AH Preferred Shares of a board lot or more, the Adjustment Factor for the following Month shall be nil;

(b)
“Annual Floating Dividend Rate” means for any Month the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent (0.001%)) which is equal to Prime multiplied by the Designated Percentage for such Month;

(c)
“Banks” means any two of Royal Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce and any successor of any of them as may be designated from time to time by the Corporation by notice given to the transfer agent for the Series AH Preferred Shares, such notice to take effect on, and to be given at least two (2) business days prior to, the commencement of a particular Dividend Period and, until such notice is first given, means Royal Bank of Canada and The Toronto-Dominion Bank;

(d)	“Calculated Trading Price” for any Month means:
(i)	the aggregate of the Daily Adjusted Trading Value for all Trading Days in such Month;
divided by
(ii)	the aggregate of the Daily Trading Volume for all Trading Days in such Month.
Notwithstanding the foregoing, the Calculated Trading Price for the Month of January, 2007 shall be calculated using the trading data on the Toronto Stock Exchange for the Cumulative Redeemable Class A Preferred Shares, Series 18 of Bell Canada, and accordingly the Daily Accrued Dividend Deduction, Daily Adjusted Trading Value and Daily Trading Volume and related determinations for the Month of January, 2007 shall be calculated or made by reference to the Cumulative Redeemable Class A Preferred Shares, Series 18 of Bell Canada, and not the Series AH Preferred Shares;
(e)	“Daily Accrued Dividend Deduction” for any Trading Day means:
(i)
the product obtained by multiplying the dividend accrued on a Series AH Preferred Share in respect of the Month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the Ex-Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date, by one (1) day);

divided by
(ii)	the number of days from and including such Ex-Dividend Date to but excluding the following Ex-Dividend Date;
(f)	“Daily Adjusted Trading Value” for any Trading Day means:
(i)
the aggregate dollar value of all transactions of Series AH Preferred Shares on the Exchange (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day;

less
(ii)	the Daily Trading Volume for such Trading Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day;
(g)
“Daily Trading Volume” for any Trading Day means the aggregate number of Series AH Preferred Shares traded in all transactions (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day on the Exchange;

(h)	“Deemed Record Date” means the last Trading Day of a Month with respect to which no dividend is declared by the Board of Directors;
(i)
“Designated Percentage” for the Month of January 2007 means 76 percent (76%) and for each Month thereafter means the Adjustment Factor for such Month plus the Designated Percentage for the preceding Month, provided that the Annual Floating Dividend Rate for any Month shall in no event be less than 50% of Prime for such Month or more than 100% of Prime for such Month;

(j)	“Dividend Payment Date” means the twelfth day of each of month commencing with the Month immediately following the date of issue of the Series AH Preferred Shares;
(k) “Dividend Period” means a Month;
(l)	“Electronic Delivery” means the delivery by telecopier, electronic mail, the internet or other electronic means;
(m) “Ex-Dividend Date” means:
(i)
the Trading Day which, under the rules or normal practices of the Exchange, is designated or recognized as the ex-dividend date relative to any dividend record date for the Series AH Preferred Shares; or

(ii)
if the Board of Directors fails to declare a dividend in respect of a Month, the Trading Day which, under the rules or normal practices of the Exchange, would be recognized as the Ex-Dividend Date relative to any Deemed Record Date for the Series AH Preferred Shares;

(n)
“Exchange” means the Toronto Stock Exchange or such other exchange or trading market in Canada as may be determined from time to time by the Corporation as being the principal trading market for the Series AH Preferred Shares;

(o) “Month” means a calendar month;
(p)	“Prime” for a Month means the average (rounded to the nearest one-thousandth (1/1000) of one percent (0.001%)) of the Prime Rate in effect on each day of such Month;
(q)
“Prime Rate” for any day means the average (rounded to the nearest one-thousandth (1/1000) of one percent (0.001%)) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the Prime Rate for such day shall be such interest rate in effect for that day of the other Bank; if both Banks do not have such an interest rate in effect on a day, the Prime Rate for that day shall be equal to one and a half percent (1.5%) per annum plus the average yield expressed as a percentage per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day shall be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime shall be determined from time to time by an officer of the

Corporation from quotations supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series AH Preferred Shares;
(r)	“Trading Day” means, if the Exchange is a stock exchange in Canada, a day on which the Exchange is open for trading or, in any other case, a business day.
3.26.1.2	General
The holders of the Series AH Preferred Shares shall be entitled to receive cumulative, preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends at the rates and times herein provided. Dividends on the Series AH Preferred Shares shall accrue on a daily basis from and including the date of issue thereof and shall be payable monthly. Payment of the dividend on the Series AH Preferred Shares payable on any Dividend Payment Date (less any tax required to be deducted) shall be made by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers. Notwithstanding the foregoing or anything to the contrary in these Articles, such dividends are deemed to have commenced to accrue on January 1, 2007 at the Annual Floating Dividend Rate for January 2007, regardless of whether any Series AH Preferred Shares were outstanding on such date.
The dividends in respect of the Series AH Preferred Shares shall be payable monthly at the Annual Floating Dividend Rate as calculated from time to time. Accordingly, on each Dividend Payment Date, the dividend payable on the Series AH Preferred Shares shall be that amount (rounded to the nearest one-thousandth (1/1000) of one cent) obtained by multiplying $25.00 by the Annual Floating Dividend Rate applicable to the Month preceding such Dividend Payment Date and by dividing the product by twelve. The record date for the purpose of determining holders of Series AH Preferred Shares entitled to receive dividends on each Dividend Payment Date shall be the last Trading Day of the next preceding Month. In the event of the redemption or purchase of the Series AH Preferred Shares or the distribution of the assets of the Corporation as contemplated by section 3.26.2 hereof, the amount of the dividend which has accrued during the Month in which such redemption, purchase or distribution occurs shall be the amount (rounded to the nearest one-thousandth (1/1000) of one cent) calculated by multiplying:
(a)	the amount obtained by multiplying $25.00 by one-twelfth (1/12) of the Annual Floating Dividend Rate applicable to the preceding Month; by

(b)
a fraction of which the numerator is the number of days elapsed in the Month in which such redemption, purchase or distribution occurs up to but not including the day of such event and the denominator of which is the number of days in that Month.

Dividends declared on the Series AH Preferred Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series AH Preferred Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series AH Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series AH Preferred Shares at his address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.
     3.26.1.3      Calculation of Designated Percentage
The Corporation shall as promptly as practicable calculate the Designated Percentage for each Month and give notice thereof to all stock exchanges in Canada on which the Series AH Preferred Shares are listed for trading or if the Series AH Preferred Shares are not listed on a stock exchange in Canada to the Investment Dealers Association of Canada.
3.26.2	Rights on Liquidation
In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series AH Preferred Shares shall be entitled to receive $25.00 per Series AH Preferred Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series AH Preferred Shares. Upon payment of such amounts, the holders of the Series AH Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.
3.26.3	Redemption at the Option of the Corporation
Subject to applicable law and section 3.26.5 hereof, upon giving notice as hereinafter provided, the Corporation may redeem at any time all, but not less than all, the outstanding Series AH Preferred Shares on payment of $25.50 for each such share to be redeemed together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.
The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series AH Preferred Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given, at the option of the Corporation, by courier or by posting the same in a postage paid envelope, in either case, addressed to each holder of Series AH Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation or by Electronic Delivery addressed to each holder of Series AH Preferred Shares requesting Electronic Delivery at the last electronic address as provided by the holder to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series AH Preferred Shares to be redeemed. Such notice shall set out the number of such Series AH Preferred Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series AH Preferred Shares to be redeemed the redemption price on presentation and surrender at any place within Canada designated by such notice, of the certificate or certificates for such Series AH Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice, the Series AH Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series AH Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.
3.26.4	Conversion of Series AH Preferred Shares

3.26.4.1	Conversion at the Option of the Holder
Holders of Series AH Preferred Shares shall have the right, at their option, on May 1, 2011 and on May 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and conditions hereof, all or any Series AH Preferred Shares registered in their name into Series AG Preferred Shares of the Corporation on the basis of one (1) Series AG Preferred Share for each Series AH Preferred Share. The Corporation shall give notice in writing to the then holders of the Series AH Preferred Shares of the conversion right provided for herein; such notice shall be given, at the option of the Corporation, by courier or by posting the same in a postage paid envelope, in either case, addressed to each holder of the Series AH Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation or by Electronic Delivery addressed to each holder of Series AH Preferred Shares requesting Electronic Delivery at the last electronic address as provided by the holder to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.
If the Corporation gives notice as provided in section 3.26.3 to the holders of the Series AH Preferred Shares of the redemption of all the Series AH Preferred Shares, the Corporation shall not be required to give notice as provided in this section 3.26.4.1 to the holders of the Series AH Preferred Shares of the conversion right and the right of any holder of Series AH Preferred Shares to convert such Series AH Preferred Shares as herein provided shall cease and terminate in that event.
Holders of Series AH Preferred Shares shall not be entitled to convert their shares into Series AG Preferred Shares if, following the close of business on the 10th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 2,000,000 Series AG Preferred Shares, after taking into account all Series AH Preferred Shares tendered for conversion into Series AG Preferred Shares and all Series AG Preferred Shares tendered for conversion into Series AH Preferred Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 3.26.4.1, to all affected holders of Series AH Preferred Shares prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series AH Preferred Shares, who have surrendered for conversion any certificate or certificates representing Series AH Preferred Shares, new certificates representing the Series AH Preferred Shares represented by any certificate or certificates surrendered as aforesaid.

3.26.4.2	Automatic Conversion
If following the close of business on the 10th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 2,000,000 Series AH Preferred Shares after taking into account all Series AH Preferred Shares tendered for conversion into Series AG Preferred Shares and all Series AG Preferred Shares tendered for conversion into Series AH Preferred Shares, then, all, but not part, of the remaining outstanding Series AH Preferred Shares shall automatically be converted into Series AG Preferred Shares on the basis of one (1) Series AG Preferred Share for each Series AH Preferred Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 3.26.4.1, to the holders of such remaining Series AH Preferred Shares prior to the Conversion Date.
3.26.4.3	Manner of Exercise of Conversion Privilege
The conversion of Series AH Preferred Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 10th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series AH Preferred Shares are transferable accompanied by: (i) payment or evidence of payment of the tax (if any) payable as provided in this section 3.26.4.3; and (ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series AH Preferred Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series AH Preferred Shares represented by such certificate or certificates which have not been converted.
In the event the Corporation is required to convert all remaining outstanding Series AH Preferred Shares into Series AG Preferred Shares on the applicable Conversion Date as provided for in section 3.26.4.2, the Series AH Preferred Shares in respect of which the holders have not previously elected to convert shall be converted on the Conversion Date into Series AG Preferred Shares and the holders thereof shall be deemed to be holders of Series AG Preferred Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series AH Preferred Shares were transferable of the certificate or certificates representing Series AH Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series AG Preferred Shares in the manner and subject to the terms and provisions as provided in this section 3.26.4.3.
As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series AH Preferred Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series AG Preferred Shares and the number of remaining Series AH Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series AH Preferred Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series AG Preferred Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series AG Preferred Shares at such time.

The holder of any Series AH Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into a Series AG Preferred Share after such record date and on or before the date of the payment of such dividend.
The issuance of certificates for the Series AG Preferred Shares upon the conversion of Series AH Preferred Shares shall be made without charge to the converting holders of Series AH Preferred Shares for any fee or tax in respect of the issuance of such certificates or the Series AG Preferred Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series AG Preferred Shares are issued in respect of the issuance of such Series AG Preferred Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series AH Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.
3.26.4.4	Status of Converted Series AH Preferred Shares
All Series AH Preferred Shares converted into Series AG Preferred Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.
3.26.5	Restrictions on Dividends and Retirement of Shares
Without the approval of the holders of outstanding Series AH Preferred Shares:
(a)
the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series AH Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series AH Preferred Shares;

(b)
the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series AH Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series AH Preferred Shares);

(c)	the Corporation shall not purchase or otherwise retire less than all of the Series AH Preferred Shares then outstanding; or

(d)
the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series AH Preferred Shares provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series AH Preferred Shares;

unless, in each such case, all cumulative dividends on outstanding Series AH Preferred Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Any approval of the holders of Series AH Preferred Shares required to be given pursuant to this section 3.26.5 may be given in accordance with the second paragraph of section 3.26.7 and section 3.26.10. Notwithstanding the provisions of section 3.26.10 hereof, any approval required to be given pursuant to this section 3.26.5 shall be required to be given only by the affirmative vote of the holders of the majority of the Series AH Preferred Shares present or represented at a meeting, or adjourned meeting, of the holders of Series AH Preferred Shares duly called for the purpose and at which a quorum is present.
3.26.6	Purchase for Cancellation
The Corporation may at any time purchase for cancellation the whole or any part of the Series AH Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.
3.26.7	Voting Rights
If the Corporation fails to pay eight (8) dividends on the Series AH Preferred Shares, whether or not consecutive, the holders of the Series AH Preferred Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one (1) vote for each Series AH Preferred Share held, until all such arrears of dividends on the Series AH Preferred Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 3.26.7.
In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series AH Preferred Shares voting as a series or as part of a class, each Series AH Preferred Share shall entitle the holder thereof to one (1) vote for such purpose.
3.26.8	Issue of Additional Preferred Shares
The Corporation may issue additional series of First Preferred Shares ranking on a parity with the Series AH Preferred Shares without the authorization of the holders of the Series AH Preferred Shares.
3.26.9	Modifications
The provisions attaching to the Series AH Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the CBCA, any such approval to be given in accordance with section 3.26.10.
None of the series provisions of the articles of the Corporation relating to the Series AH Preferred Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series AG Preferred Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.
3.26.10	Approval of Holders of Series AH Preferred Shares
Any approval given by the holders of the Series AH Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series AH Preferred Shares as provided in the provisions attaching to the First Preferred Shares as a class, which provisions shall apply mutatis mutandis.
     3.26.11      Tax Election
The Corporation shall elect, in the manner and within the time provided under the ITA, under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series AH Preferred Shares will be required to pay tax on dividends received on the Series AH Preferred Shares under section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.
3.26.12	Mail Service Interruption
If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series AH Preferred Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:
(a)
give such notice by Electronic Delivery, telex, or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montréal and Toronto and such notice shall be deemed to have been given on the date on which such Electronic Delivery, telex, or telegraph communication was given or on the date on which the first publication has taken place; and

(b)
fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montréal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not appearing on the securities register of the Corporation, then at the last address of such holder known to the Corporation.

3.26.13	Notice of Subsequent Fixed Dividend Rate Applicable to the Series AG Preferred Shares
Within three (3) business days of the determination of the Subsequent Fixed Dividend Rate (as defined in section 3.25.1.1 of the articles of the Corporation relating to the Series AG Preferred Shares) the Corporation shall give notice thereof, except in relation to the initial Subsequent Fixed Rate Period, to the holders of the Series AH Preferred Shares by publication once in the national edition of The Globe and Mail in the English language and once in the City of Montréal in both the French and English languages in a daily newspaper of general circulation in Montréal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

3.26.14	Definitions
In the provisions herein contained attaching to the Series AH Preferred Shares:
(a)
“accrued and unpaid dividends” means the aggregate of: (i) all unpaid dividends on the Series AH Preferred Shares for any Dividend Period; and (ii) the amount calculated as though dividends on each Series AH Preferred Share had been accruing on a day-to-day basis from and including the first day of the Month immediately following the Dividend Period with respect to which the last monthly dividend will be or was, as the case may be, payable to but excluding the date to which the computation of accrued dividends is to be made; and

(b)
“in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

3.26.15	Interpretation
In the event that any date on which any dividend on the Series AH Preferred Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series AH Preferred Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.
     3.27             SERIES AI PREFERRED SHARES
The Series AI Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:
3.27.1	Dividend

3.27.1.1	Definitions
For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:
(a)	“Annual Dividend Rate” means the Initial Fixed Dividend Rate or the Subsequent Fixed Dividend Rate, whichever is provided by this section 3.27.1 to be applicable at the relevant time;

(b)	“Dividend Payment Date” means the first day of each of February, May, August and November in each year and the first Dividend Payment Date shall be February 1, 2007;

(c)
“Government of Canada Yield” on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the Corporation, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years;

(d)	“Electronic Delivery” means the delivery by telecopier, electronic mail, the internet or other electronic means;

(e)	“Initial Fixed Dividend Rate” means 4.65% per annum;

(f)	“Initial Fixed Rate Period” means the period commencing on the date the Series AI Preferred Shares are first issued and ending on and including July 31, 2011;

(g)	“Subsequent Fixed Dividend Rate” means for any Subsequent Fixed Rate Period the rate of interest expressed as a percentage per annum determined in accordance with section 3.27.1.5 hereof;

(h)
“Subsequent Fixed Rate Period” means, for the initial Subsequent Fixed Rate Period, the period commencing on August 1, 2011 and ending on and including July 31, 2016 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including July 31 in the fifth year thereafter.

3.27.1.2	General
The holders of the Series AI Preferred Shares shall be entitled to receive fixed, cumulative, preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, at the rates herein provided. Dividends on the Series AI Preferred Shares shall accrue on a daily basis from and including the date of issue thereof, and shall be payable quarterly during the Initial Fixed Rate Period and during any Subsequent Fixed Rate Period. Payment of the dividend on the Series AI Preferred Shares payable on any Dividend Payment Date (less any tax required to be deducted) shall be made by cheque at par in lawful money of Canada payable at any branch in Canada of the Corporation’s bankers. Notwithstanding the foregoing or anything to the contrary in these Articles, such dividends are deemed to have commenced to accrue on November 1, 2006 at the Initial Fixed Dividend Rate, regardless of whether any Series AI Preferred Shares were outstanding on such date.
Dividends declared on the Series AI Preferred Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series AI Preferred Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series AI Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series AI Preferred Shares at his address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.
3.27.1.3	Initial Fixed Rate Period
During the Initial Fixed Rate Period, the dividends in respect of the Series AI Preferred Shares shall be payable quarterly at the Initial Fixed Dividend Rate. Accordingly, on each Dividend Payment

Date during the Initial Fixed Rate Period, including August 1, 2011, the dividend payable shall be $0.290625 per Series AI Preferred Share.
3.27.1.4	Subsequent Fixed Rate Period
During any Subsequent Fixed Rate Period, the dividends in respect of the Series AI Preferred Shares shall be payable quarterly at the Subsequent Fixed Dividend Rate. Accordingly, on each Dividend Payment Date during any Subsequent Fixed Rate Period, the dividend payable shall be in the amount per share per annum (rounded to the nearest one-thousandth (1/1000) of one cent) determined by multiplying the Annual Dividend Rate by $25.00.
3.27.1.5	Determination of Subsequent Fixed Dividend Rate
The Corporation shall determine on the 25th day prior to the first day of each Subsequent Fixed Rate Period the Annual Dividend Rate for each Subsequent Fixed Rate Period, which Annual Dividend Rate shall not be less than 80% of the Government of Canada Yield in effect at 10:00 A.M. (Montréal time) on the said 25th day prior to the first day of each Subsequent Fixed Rate Period, and give notice thereof: (i) within one (1) business day to all stock exchanges in Canada on which the Series AI Preferred Shares are listed for trading or if the Series AI Preferred Shares are not listed on a stock exchange in Canada, to the Investment Dealers Association of Canada; and (ii) within three (3) business days to the holders of the Series AI Preferred Shares by publication once in the national edition of The Globe and Mail in the English language and once in the City of Montréal in both the French and English languages in a daily newspaper of general circulation in Montréal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.
3.27.2	Rights on Liquidation
In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series AI Preferred Shares shall be entitled to receive $25.00 per Series AI Preferred Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series AI Preferred Shares. Upon payment of such amounts, the holders of the Series AI Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.
3.27.3	Redemption at the Option of the Corporation
The Corporation may not redeem any of the Series AI Preferred Shares prior to August 1, 2011. Subject to applicable law and section 3.27.5 hereof, upon giving notice as hereinafter provided, the Corporation may, on August 1, 2011 or on August 1 in every fifth year thereafter, redeem all, but not less than all, of the outstanding Series AI Preferred Shares on payment of $25.00 for each such share to be redeemed together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.
The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series AI Preferred Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given, at the option of the Corporation, by courier or by posting the same in a postage paid envelope, in either case, addressed to each holder of Series AI Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or by Electronic Delivery addressed to each holder of Series AI Preferred Shares requesting Electronic Delivery at the last electronic address as provided by the holder to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series AI Preferred Shares to be redeemed. Such notice shall set out the number of such Series AI Preferred Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series AI Preferred Shares to be redeemed the redemption price on presentation and surrender at any place or places within Canada designated by such notice, of the certificate or certificates for such Series AI Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice, the Series AI Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series AI Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.
3.27.4	Conversion of Series AI Preferred Shares

3.27.4.1	Conversion at the Option of the Holder
Holders of Series AI Preferred Shares shall have the right, at their option, on August 1, 2011 and on August 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and conditions hereof, all or any Series AI Preferred Shares registered in their name into Series AJ Preferred Shares of the Corporation on the basis of one (1) Series AJ Preferred Share for each Series AI Preferred Share. The Corporation shall give notice in writing to the then holders of the Series AI Preferred Shares of the conversion right provided for herein; such notice shall be given, at the option of the Corporation, by courier or by posting the same in a postage paid envelope, in either case, addressed to each holder of the Series AI Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation or by Electronic Delivery addressed to each holder of Series AI Preferred Shares requesting Electronic Delivery at the last electronic address as provided by the holder to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.
If the Corporation gives notice as provided in section 3.27.3 to the holders of the Series AI Preferred Shares of the redemption of all the Series AI Preferred Shares, the Corporation shall not be required to give notice as provided in this section 3.27.4.1 to the holders of the Series AI Preferred Shares of the conversion right and the right of any holder of Series AI Preferred Shares to convert such Series AI Preferred Shares as herein provided shall cease and terminate in that event.

Holders of Series AI Preferred Shares shall not be entitled to convert their shares into Series AJ Preferred Shares if, following the close of business on the 10th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 2,000,000 Series AJ Preferred Shares, after taking into account all Series AI Preferred Shares tendered for conversion into Series AJ Preferred Shares and all Series AJ Preferred Shares tendered for conversion into Series AI Preferred Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 3.27.4.1, to all affected holders of Series AI Preferred Shares prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series AI Preferred Shares, who have surrendered for conversion any certificate or certificates representing Series AI Preferred Shares, new certificates representing the Series AI Preferred Shares represented by any certificate or certificates surrendered as aforesaid.
3.27.4.2	Automatic Conversion
If following the close of business on the 10th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 2,000,000 Series AI Preferred Shares after taking into account all Series AI Preferred Shares tendered for conversion into Series AJ Preferred Shares and all Series AJ Preferred Shares tendered for conversion into Series AI Preferred Shares, then, all, but not part, of the remaining outstanding Series AI Preferred Shares shall automatically be converted into Series AJ Preferred Shares on the basis of one (1) Series AJ Preferred Share for each Series AI Preferred Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 3.27.4.1, to the holders of such remaining Series AI Preferred Shares prior to the Conversion Date.
3.27.4.3	Manner of Exercise of Conversion Privilege
The conversion of Series AI Preferred Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 10th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series AI Preferred Shares are transferable accompanied by: (i) payment or evidence of payment of the tax (if any) payable as provided in this section 3.27.4.3; and (ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series AI Preferred Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series AI Preferred Shares represented by such certificate or certificates which have not been converted.
In the event the Corporation is required to convert all remaining outstanding Series AI Preferred Shares into Series AJ Preferred Shares on the applicable Conversion Date as provided for in section 3.27.4.2, the Series AI Preferred Shares in respect of which the holders have not previously elected to convert shall be converted on the Conversion Date into Series AJ Preferred Shares and the holders thereof shall be deemed to be holders of Series AJ Preferred Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series AI Preferred Shares were transferable of the certificate or certificates representing Series AI Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series AJ Preferred Shares in the manner and subject to the terms and provisions as provided in this section 3.27.4.3.
As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series AI Preferred Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series AJ Preferred Shares and the number of remaining Series AI Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series AI Preferred Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series AJ Preferred Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series AJ Preferred Shares at such time.
The holder of any Series AI Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into a Series AJ Preferred Share after such record date and on or before the date of the payment of such dividend.
The issuance of certificates for the Series AJ Preferred Shares upon the conversion of Series AI Preferred Shares shall be made without charge to the converting holders of Series AI Preferred Shares for any fee or tax in respect of the issuance of such certificates or the Series AJ Preferred Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series AJ Preferred Shares are issued in respect of the issuance of such Series AJ Preferred Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series AI Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.
3.27.4.4	Status of Converted Series AI Preferred Shares
All Series AI Preferred Shares converted into Series AJ Preferred Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.
3.27.5	Restrictions on Dividends and Retirement of Shares
Without the approval of the holders of outstanding Series AI Preferred Shares:
(a)
the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series AI Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series AI Preferred Shares;

(b)
the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series AI Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series AI Preferred Shares);

(c)	the Corporation shall not purchase or otherwise retire less than all of the Series AI Preferred Shares then outstanding; or

(d)
the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series AI

Preferred Shares provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series AI Preferred Shares;

unless, in each such case, all cumulative dividends on outstanding Series AI Preferred Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.
Any approval of the holders of Series AI Preferred Shares required to be given pursuant to this section 3.27.5 may be given in accordance with the second paragraph of section 3.27.7 and section 3.27.10. Notwithstanding the provisions of section 3.27.10 hereof, any approval required to be given pursuant to this section 3.27.5 shall be required to be given only by the affirmative vote of the holders of the majority of the Series AI Preferred Shares present or represented at a meeting, or adjourned meeting, of the holders of Series AI Preferred Shares duly called for the purpose and at which a quorum is present.
3.27.6	Purchase for Cancellation
The Corporation may at any time purchase for cancellation the whole or any part of the Series AI Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.
3.27.7	Voting Rights
If the Corporation fails to pay eight (8) dividends on the Series AI Preferred Shares, whether or not consecutive, the holders of the Series AI Preferred Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one (1) vote for each Series AI Preferred Share held, until all such arrears of dividends on the Series AI Preferred Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 3.27.7.
In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series AI Preferred Shares voting as a series or as part of a class, each Series AI Preferred Share shall entitle the holder thereof to one (1) vote for such purpose.
3.27.8	Issue of Additional Preferred Shares
The Corporation may issue additional series of First Preferred Shares ranking on a parity with the Series AI Preferred Shares without the authorization of the holders of the Series AI Preferred Shares.
3.27.9	Modifications
The provisions attaching to the Series AI Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the CBCA, any such approval to be given in accordance with section 3.27.10.
None of the series provisions of the articles of the Corporation relating to the Series AI Preferred Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series AJ Preferred Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.
3.27.10	Approval of Holders of Series AI Preferred Shares
Any approval given by the holders of the Series AI Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series AI Preferred Shares as provided in the provisions attaching to the First Preferred Shares as a class, which provisions shall apply mutatis mutandis.
3.27.11	Tax Election
The Corporation shall elect, in the manner and within the time provided under the ITA, under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series AI Preferred Shares will be required to pay tax on dividends received on the Series AI Preferred Shares under section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.
3.27.12	Mail Service Interruption
If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series AI Preferred Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:
(a)
give such notice by Electronic Delivery, telex or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montréal and Toronto and such notice shall be deemed to have been given on the date on which such Electronic Delivery, telex or telegraph communication was given or on the date on which the first publication has taken place; and

(b)
fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montréal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not appearing on the securities register of the Corporation, then at the last address of such holder known to the Corporation.

3.27.13	Definitions
In the provisions herein contained attaching to the Series AI Preferred Shares:
(a)
“accrued and unpaid dividend” means the aggregate of (A) all unpaid dividends on the Series AI Preferred Shares for any quarterly period and (B) the amount calculated as though dividends on each Series AI Preferred Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable to but excluding the date to which the computation of accrued dividends is to be made; and

(b)
“in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

3.27.14	Interpretation
In the event that any date on which any dividend on the Series AI Preferred Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series AI Preferred Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.
3.28	SERIES AJ PREFERRED SHARES
The Series AJ Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:
3.28.1	Dividend
3.28.1.1	Definitions
For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:
(a)
“Adjustment Factor” for any Month means the percentage per annum, positive or negative, based on the Calculated Trading Price of the Series AJ Preferred Shares for the preceding Month, determined in accordance with the following table:

The Adjustment Factor as a
If Calculated Trading Price Is	Percentage of Prime Shall Be

$25.50 or more	-4.00%
$25.375 and less than $25.50	-3.00%
$25.25 and less than $25.375	-2.00%
$25.125 and less than $25.25	-1.00%
Greater than $24.875 and less than $25.125	nil
Greater than $24.75 to $24.875	1.00%
Greater than $24.625 to $24.75	2.00%
Greater than $24.50 to $24.625	3.00%
$24.50 or less	4.00%
The maximum Adjustment Factor for any Month will be ± 4.00%.

If in any Month there is no trade on the Exchange of Series AJ Preferred Shares of a board lot or more, the Adjustment Factor for the following Month shall be nil;

(b)
“Annual Floating Dividend Rate” means for any Month the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent (0.001%)) which is equal to Prime multiplied by the Designated Percentage for such Month;

(c)
“Banks” means any two of Royal Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce and any successor of any of them as may be designated from time to time by the Corporation by notice given to the transfer agent for the Series AJ Preferred Shares, such notice to take effect on, and to be given at least two (2) business days prior to, the commencement of a particular Dividend Period and, until such notice is first given, means Royal Bank of Canada and The Toronto-Dominion Bank;

(d)	“Calculated Trading Price” for any Month means:
(i)	the aggregate of the Daily Adjusted Trading Value for all Trading Days in such Month;
divided by
(ii)	the aggregate of the Daily Trading Volume for all Trading Days in such Month;
(e)	“Daily Accrued Dividend Deduction” for any Trading Day means:
(i)
the product obtained by multiplying the dividend accrued on a Series AJ Preferred Share in respect of the Month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the Ex-Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date, by one (1) day);

divided by
(ii)	the number of days from and including such Ex-Dividend Date to but excluding the following Ex-Dividend Date;
(f)	“Daily Adjusted Trading Value” for any Trading Day means:
(i)
the aggregate dollar value of all transactions of Series AJ Preferred Shares on the Exchange (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day;

less
(ii)	the Daily Trading Volume for such Trading Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day;
(g)
“Daily Trading Volume” for any Trading Day means the aggregate number of Series AJ Preferred Shares traded in all transactions (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day on the Exchange;

(h)	“Deemed Record Date” means the last Trading Day of a Month with respect to which no dividend is declared by the Board of Directors;

(i)
“Designated Percentage” for the Month of August 2011 means 80 percent (80%) and for each Month thereafter means the Adjustment Factor for such Month plus the Designated Percentage for the preceding Month, provided that the Annual Floating Dividend Rate for any Month shall in no event be less than 50% of Prime for such Month or more than 100% of Prime for such Month;

(j)	“Dividend Payment Date” means the twelfth day of each of month commencing with the Month immediately following the date of issue of the Series AJ Preferred Shares;

(k)	“Dividend Period” means a Month;

(l)	“Electronic Delivery” means the delivery by telecopier, electronic mail, the internet or other electronic means;

(m)	“Ex-Dividend Date” means:
(i)
the Trading Day which, under the rules or normal practices of the Exchange, is designated or recognized as the ex-dividend date relative to any dividend record date for the Series AJ Preferred Shares; or

(ii)
if the Board of Directors fails to declare a dividend in respect of a Month, the Trading Day which, under the rules or normal practices of the Exchange, would be recognized as the Ex-Dividend Date relative to any Deemed Record Date for the Series AJ Preferred Shares;

(n)
“Exchange” means the Toronto Stock Exchange or such other exchange or trading market in Canada as may be determined from time to time by the Corporation as being the principal trading market for the Series AJ Preferred Shares;

(o)	“Month” means a calendar month;

(p)	“Prime” for a Month means the average (rounded to the nearest one-thousandth (1/1000) of one percent (0.001%)) of the Prime Rate in effect on each day of such Month;

(q)
“Prime Rate” for any day means the average (rounded to the nearest one-thousandth (1/1000) of one percent (0.001%)) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the Prime Rate for such day shall be such interest rate in effect for that day of the other Bank; if both Banks do not have such an interest rate in effect on a day, the Prime Rate for that day shall be equal to one and a half percent (1.5%) per annum plus the average yield expressed as a percentage per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day shall be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime shall be determined from time to time by an officer of the Corporation from quotations supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series AJ Preferred Shares;

(r)	“Trading Day” means, if the Exchange is a stock exchange in Canada, a day on which the Exchange is open for trading or, in any other case, a business day.
3.28.1.2	General
The holders of the Series AJ Preferred Shares shall be entitled to receive cumulative, preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends at the rates and times herein provided. Dividends on the Series AJ Preferred Shares shall accrue on a daily basis from and including the date of issue thereof and shall be payable monthly. Payment of the dividend on the Series AJ Preferred Shares payable on any Dividend Payment Date (less any tax required to be deducted) shall be made by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers.
The dividends in respect of the Series AJ Preferred Shares shall be payable monthly at the Annual Floating Dividend Rate as calculated from time to time. Accordingly, on each Dividend Payment Date, the dividend payable on the Series AJ Preferred Shares shall be that amount (rounded to the nearest one-thousandth (1/1000) of one cent) obtained by multiplying $25.00 by the Annual Floating Dividend Rate applicable to the Month preceding such Dividend Payment Date and by dividing the product by twelve. The record date for the purpose of determining holders of Series AJ Preferred Shares entitled to receive dividends on each Dividend Payment Date shall be the last Trading Day of the next preceding Month. In the event of the redemption or purchase of the Series AJ Preferred Shares or the distribution of the assets of the Corporation as contemplated by section 3.28.2 hereof, the amount of the dividend which has accrued during the Month in which such redemption, purchase or distribution occurs shall be the amount (rounded to the nearest one-thousandth (1/1000) of one cent) calculated by multiplying:
(a)	the amount obtained by multiplying $25.00 by one-twelfth (1/12) of the Annual Floating Dividend Rate applicable to the preceding Month; by

(b)
a fraction of which the numerator is the number of days elapsed in the Month in which such redemption, purchase or distribution occurs up to but not including the day of such event and the denominator of which is the number of days in that Month.

Dividends declared on the Series AJ Preferred Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series AJ Preferred Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series AJ Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or, in the case of joint holders, to the address to that one whose name appears first in the securities register of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series AJ Preferred Shares at his address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.
3.28.1.3	Calculation of Designated Percentage
The Corporation shall as promptly as practicable calculate the Designated Percentage for each Month and give notice thereof to all stock exchanges in Canada on which the Series AJ Preferred Shares are listed for trading or if the Series AJ Preferred Shares are not listed on a stock exchange in Canada to the Investment Dealers Association of Canada.
3.28.2	Rights on Liquidation
In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series AJ Preferred Shares shall be entitled to receive $25.00 per Series AJ Preferred Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series AJ Preferred Shares. Upon payment of such amounts, the holders of the Series AJ Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.
3.28.3	Redemption at the Option of the Corporation
Subject to applicable law and section 3.28.5 hereof, upon giving notice as hereinafter provided, the Corporation may redeem at anytime all, but not less than all, the outstanding Series AJ Preferred Shares on payment of $25.50 for each such share to be redeemed together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.
The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series AJ Preferred Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given, at the option of the Corporation, by courier or by posting the same in a postage paid envelope, in either case, addressed to each holder of Series AJ Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or by Electronic Delivery addressed to each holder of Series AJ Preferred Shares requesting Electronic Delivery at the last electronic address as provided by the holder to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series AJ Preferred Shares to be redeemed. Such notice shall set out the number of such Series AJ Preferred Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series AJ Preferred Shares to be redeemed the redemption price on presentation and surrender at any place within Canada designated by such notice, of the certificate or certificates for such Series AJ Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice, the Series AJ Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series AJ Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.
3.28.4	Conversion of Series AJ Preferred Shares
3.28.4.1	Conversion at the Option of the Holder
Holders of Series AJ Preferred Shares shall have the right, at their option, on August 1, 2011 and on August 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and conditions hereof, all or any Series AJ Preferred Shares registered in their name into Series AI Preferred Shares of the Corporation on the basis of one (1) Series AI Preferred Share for each Series AJ Preferred Share. The Corporation shall give notice in writing to the then holders of the Series AJ Preferred Shares of the conversion right provided for herein; such notice shall be given, at the option of the Corporation, by courier or by posting the same in a postage paid envelope, in either case, addressed to each holder of the Series AJ Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation or by Electronic Delivery addressed to each holder of Series AJ Preferred Shares requesting Electronic Delivery at the last electronic address as provided by the holder to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.
If the Corporation gives notice as provided in section 3.28.3 to the holders of the Series AJ Preferred Shares of the redemption of all the Series AJ Preferred Shares, the Corporation shall not be required to give notice as provided in this section 3.28.4.1 to the holders of the Series AJ Preferred Shares of the conversion right and the right of any holder of Series AJ Preferred Shares to convert such Series AJ Preferred Shares as herein provided shall cease and terminate in that event.
Holders of Series AJ Preferred Shares shall not be entitled to convert their shares into Series AI Preferred Shares if, following the close of business on the 10th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 2,000,000 Series AI Preferred Shares after taking into account all Series AJ Preferred Shares tendered for conversion into Series AI Preferred Shares and all Series AI Preferred Shares tendered for conversion into Series AJ Preferred Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 3.28.4.1, to all affected holders of Series AJ Preferred Shares prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series AJ Preferred Shares, who have surrendered for conversion any certificate or certificates representing Series AJ Preferred Shares, new certificates representing the Series AJ Preferred Shares represented by any certificate or certificates surrendered as aforesaid.
3.28.4.2	Automatic Conversion
If following the close of business on the 10th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 2,000,000 Series AJ Preferred Shares after taking into account all Series AJ Preferred Shares tendered for conversion into Series AI Preferred Shares and all Series AI Preferred Shares tendered for conversion into Series AJ Preferred Shares, then, all, but not part, of the remaining outstanding Series AJ Preferred Shares shall automatically be converted into Series AI Preferred Shares on the basis of one (1) Series AI Preferred Share for each Series AJ Preferred Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 3.28.4.1, to the holders of such remaining Series AJ Preferred Shares prior to the Conversion Date.
3.28.4.3	Manner of Exercise of Conversion Privilege
The conversion of Series AJ Preferred Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 10th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series AJ Preferred Shares are transferable accompanied by: (i) payment or evidence of payment of the tax (if any) payable as provided in this section 3.28.4.3; and (ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series AJ Preferred Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series AJ Preferred Shares represented by such certificate or certificates which have not been converted.
In the event the Corporation is required to convert all remaining outstanding Series AJ Preferred Shares into Series AI Preferred Shares on the applicable Conversion Date as provided for in section 3.28.4.2, the Series AJ Preferred Shares in respect of which the holders have not previously elected to convert shall be converted on the Conversion Date into Series AI Preferred Shares and the holders thereof shall be deemed to be holders of Series AI Preferred Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series AJ Preferred Shares were transferable of the certificate or certificates representing Series AJ Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series AI Preferred Shares in the manner and subject to the terms and provisions as provided in this section 3.28.4.3.
As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series AJ Preferred Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series AI Preferred Shares and the number of remaining Series AJ Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series AJ Preferred Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series AI Preferred Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series AI Preferred Shares at such time.

The holder of any Series AJ Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into a Series AI Preferred Share after such record date and on or before the date of the payment of such dividend.
The issuance of certificates for the Series AI Preferred Shares upon the conversion of Series AJ Preferred Shares shall be made without charge to the converting holders of Series AJ Preferred Shares for any fee or tax in respect of the issuance of such certificates or the Series AI Preferred Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series AI Preferred Shares are issued in respect of the issuance of such Series AI Preferred Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series AJ Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.
3.28.4.4	Status of Converted Series AJ Preferred Shares
All Series AJ Preferred Shares converted into Series AI Preferred Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.
3.28.5	Restrictions on Dividends and Retirement of Shares
Without the approval of the holders of outstanding Series AJ Preferred Shares:
(a)
the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series AJ Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series AJ Preferred Shares;

(b)
the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series AJ Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series AJ Preferred Shares);

(c)	the Corporation shall not purchase or otherwise retire less than all of the Series AJ Preferred Shares then outstanding; or

(d)
the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series AJ Preferred Shares provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series AJ Preferred Shares;

unless, in each such case, all cumulative dividends on outstanding Series AJ Preferred Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Any approval of the holders of Series AJ Preferred Shares required to be given pursuant to this section 3.28.5 may be given in accordance with the second paragraph of section 3.28.7 and section 3.28.10. Notwithstanding the provisions of section 3.28.10 hereof, any approval required to be given pursuant to this section 3.28.5 shall be required to be given only by the affirmative vote of the holders of the majority of the Series AJ Preferred Shares present or represented at a meeting, or adjourned meeting, of the holders of Series AJ Preferred Shares duly called for the purpose and at which a quorum is present.
3.28.6	Purchase for Cancellation
The Corporation may at any time purchase for cancellation the whole or any part of the Series AJ Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.
3.28.7	Voting Rights
If the Corporation fails to pay eight (8) dividends on the Series AJ Preferred Shares, whether or not consecutive, the holders of the Series AJ Preferred Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one (1) vote for each Series AJ Preferred Share held, until all such arrears of dividends on the Series AJ Preferred Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 3.28.7.
In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series AJ Preferred Shares voting as a series or as part of a class, each Series AJ Preferred Share shall entitle the holder thereof to one (1) vote for such purpose.
3.28.8	Issue of Additional Preferred Shares
The Corporation may issue additional series of First Preferred Shares ranking on a parity with the Series AJ Preferred Shares without the authorization of the holders of the Series AJ Preferred Shares.
3.28.9	Modifications
The provisions attaching to the Series AJ Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the CBCA, any such approval to be given in accordance with section 3.28.10.
None of the series provisions of the articles of the Corporation relating to the Series AJ Preferred Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series AI Preferred Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.
3.28.10	Approval of Holders of Series AJ Preferred Shares
Any approval given by the holders of the Series AJ Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series AJ Preferred Shares as provided in the provisions attaching to the First Preferred Shares as a class, which provisions shall apply mutatis mutandis.

3.28.11	Tax Election
The Corporation shall elect, in the manner and within the time provided under the ITA, under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series AJ Preferred Shares will be required to pay tax on dividends received on the Series AJ Preferred Shares under section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.
3.28.12	Mail Service Interruption
If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series AJ Preferred Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:
(a)
give such notice by Electronic Delivery, telex, or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montréal and Toronto and such notice shall be deemed to have been given on the date on which such Electronic Delivery, telex, or telegraph communication was given or on the date on which the first publication has taken place; and

(b)
fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montréal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not appearing on the securities register of the Corporation, then at the last address of such holder known to the Corporation.

3.28.13	Notice of Subsequent Fixed Dividend Rate Applicable to the Series AI Preferred Shares
Within three (3) business days of the determination of the Subsequent Fixed Dividend Rate (as defined in section 3.27.1.1 of the articles of the Corporation relating to the Series AI Preferred Shares) the Corporation shall give notice thereof, except in relation to the initial Subsequent Fixed Rate Period, to the holders of the Series AJ Preferred Shares by publication once in the national edition of The Globe and Mail in the English language and once in the City of Montréal in both the French and English languages in a daily newspaper of general circulation in Montréal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.
3.28.14	Definitions
In the provisions herein contained attaching to the Series AJ Preferred Shares:

(a)
“accrued and unpaid dividends” means the aggregate of: (i) all unpaid dividends on the Series AJ Preferred Shares for any Dividend Period; and (ii) the amount calculated as though dividends on each Series AJ Preferred Share had been accruing on a day-to-day basis from and including the first day of the Month immediately following the Dividend Period with respect to which the last monthly dividend will be or was, as the case may be, payable to but excluding the date to which the computation of accrued dividends is to be made; and

(b)
“in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

3.28.15	Interpretation
In the event that any date on which any dividend on the Series AJ Preferred Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series AJ Preferred Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

ANNEXE A
3.23	ACTIONS PRIVILÉGIÉES DE SÉRIE AE
Les actions privilégiées de série AE comportent, outre les droits, privilèges, conditions et restrictions afférents à la catégorie des actions privilégiées de premier rang, les droits, privilèges, conditions et restrictions qui suivent.
3.23.1	Dividendes

3.23.1.1	Définitions
Sauf si le contexte ne s’y prête pas, les définitions suivantes s’appliquent aux présentes :
(a)
« banques » Deux banques parmi la Banque Royale du Canada, la Banque de Montréal, la Banque de Nouvelle-Écosse, la Banque Toronto-Dominion et la Banque canadienne impériale de commerce et tout successeur de celles-ci que le conseil d’administration désigne en avisant l’agent des transferts des actions privilégiées de séries AE. Un tel avis doit être donné au moins deux (2) jours ouvrables avant le début d’une période de dividende donnée et prendra effet à ce moment. Tant qu’un tel avis n’aura pas été donné, « banques » s’entend de la Banque Royale du Canada et de la Banque Toronto-Dominion;

(b)
« bourse » La bourse de Toronto, toute autre place boursière ou tout autre marché organisé au Canada que la Société considère comme le principal marché de négociation des actions privilégiées de série AE.

(c)	« cours de référence » Pour un mois donné, quotient obtenu en divisant :
(i)	le total de la valeur quotidienne ajustée des actions négociées de toutes les séances de bourse de ce mois, par
(ii)	le total du volume quotidien des actions négociées de toutes les séances de bourse de ce mois.

Malgré ce qui précède, le cours de référence du mois de janvier 2007 sera calculé d’après les renseignements sur les opérations de la Bourse de Toronto concernant les actions privilégiées de catégorie A à dividende cumulatif et remboursables de série 15 de Bell Canada. Par conséquent, le montant de la déduction quotidienne relative au dividende accumulé, la valeur quotidienne ajustée, le total du volume quotidien des actions négociées et les décisions connexes du mois de janvier 2007 doivent être calculés ou prises par rapport aux actions privilégiées à dividende cumulatif et remboursables de série 15 de Bell Canada et non pas aux actions privilégiées de série AE.

(d)	« date de clôture des registres réputée » Dernier jour de bourse d’un mois à l’égard duquel aucun dividende n’est déclaré par le conseil d’administration.

(e)	« date de paiement de dividende » Douzième jour de chaque mois. La première date de paiement de dividende sera le 12 février 2007.

(f)	« date ex-dividende » :
(i)
la séance de bourse désignée ou reconnue, conformément aux règles ou aux pratiques habituelles de la bourse, à titre de date ex-dividende aux fins de toute date de clôture des registres pour les dividendes d’actions privilégiées de série AE; ou

(ii)
si le conseil d’administration ne déclare pas de dividende pour un mois donné, la séance de bourse qui serait considérée, conformément aux règles ou aux pratiques habituelles de la bourse, comme la date ex-dividende aux fins de toute date de clôture des registres réputée pour les actions privilégiées de série AE.

(g)	« déduction quotidienne relative au dividende accumulé » Pour une séance de bourse donnée :
(i)
produit obtenu en multipliant le dividende accumulé sur une action privilégiée de série AE pour le mois au cours duquel tombe la séance de bourse, par le nombre de jours entre le jour précédant la date ex-dividende qui précède immédiatement cette séance de bourse, exclusivement, et le jour de cette séance de bourse, inclusivement (ou par un (1) jour, si cette séance de bourse est une date ex-dividende), divisé par
(ii)	le nombre de jours entre cette date ex-dividende, inclusivement, et la prochaine date ex-dividende, exclusivement.
(h)
« facteur d’ajustement » Pour un mois donné, le pourcentage annuel, positif ou négatif, établi en fonction du cours de référence des actions privilégiées de série AE pour le mois précédent, calculé conformément au tableau suivant :

Facteur d’ajustement
exprimé en % du taux
Cours de référence	préférentiel mensuel

25,50 $ ou plus	-4,00%
25,375 $ et moins de 25,50 $	-3,00%
25,25 $ et moins de 25,375 $	-2,00%
25,125 $ et moins de 25,25 $	-1,00%
plus de 24,875 $ et moins de 25,125 $	Néant
plus de 24,75 $ à 24,875 $	1,00%
plus de 24,625 $ à 24,75 $	2,00%
plus de 24,50 $ à 24,625 $	3,00%
24,50 $ ou moins	4,00%
               Le facteur d’ajustement maximal pour un mois donné sera ± 4,00%.

Si, pendant un mois donné (exclusion faite du mois de janvier 2007), au moins un lot régulier d’actions privilégiées de série AE n’est pas négocié à la bourse, le facteur d’ajustement du mois suivant sera de « néant ».
(i)	« mois » Un mois civil.

(j)	« période de dividende » Un mois civil.

(k)
« pourcentage prescrit » Pour le mois de janvier 2007, 71 pour cent (71%) et, pour chaque mois suivant, le facteur d’ajustement de ce mois plus le pourcentage prescrit du mois précédent, pourvu que le taux de dividende variable annuel d’un mois donné ne soit jamais inférieur à 50 pour cent du taux préférentiel mensuel pour ce mois, ni supérieur à 100 % du taux préférentiel mensuel pour ce mois.

(l)
« taux de dividende variable annuel » Pour un mois donné, le taux d’intérêt exprimé en tant que pourcentage annuel (arrondi au millième (1/1000) de un pour cent (0,001%) près) égal au taux préférentiel mensuel multiplié par le pourcentage prescrit pour ce mois.

(m)
« taux préférentiel » Pour un jour donné, la moyenne (arrondie au millième (1/1000) de un pour cent (0,001%) près) des taux d’intérêt annuels publiés par les banques à titre de taux de référence en vigueur pour ce jour aux fins de fixer les taux d’intérêt sur les prêts commerciaux en dollars canadiens consentis au Canada aux emprunteurs commerciaux jouissant du meilleur crédit. Si l’une des banques n’affiche pas un tel taux d’intérêt un jour donné, le taux préférentiel pour ce jour sera le taux d’intérêt en vigueur de l’autre banque; si aucune des deux banques n’affiche un tel taux d’intérêt un jour donné, le taux préférentiel pour ce jour sera égal à un et demi pour cent (1,5%) l’an, plus le rendement moyen exprimé en tant que pourcentage annuel des bons du Trésor du gouvernement du Canada de 91 jours, publié par la Banque du Canada, pour l’offre hebdomadaire portant sur la semaine précédant ce jour; et si aucune des deux banques n’affiche un tel taux d’intérêt un jour donné et que la Banque du Canada ne publie pas un tel rendement annuel moyen, le taux préférentiel pour ce jour sera égal au taux préférentiel du jour précédent. Un dirigeant de la Société établit le taux préférentiel et le taux préférentiel mensuel à partir de données communiquées par les banques ou qui sont par ailleurs publiques. En l’absence d’erreur flagrante, la décision de ce dirigeant lie définitivement la Société et tous les porteurs d’actions privilégiées de série AE.

(n)	« taux préférentiel mensuel » Pour un mois donné, la moyenne (arrondie au millième (1/1000) de un pour cent (0,001%) près) des taux préférentiels en vigueur chaque jour de ce mois.

(o)
« séance de bourse » Chaque jour au cours duquel la bourse est ouverte à des fins de négociations, si cette bourse est une bourse de valeurs mobilières située au Canada; sinon, le terme « séance de bourse » s’entend d’un jour ouvrable.

(p)	« valeur quotidienne ajustée des actions négociées » Pour une séance de bourse donnée :
(i)
la valeur totale en dollars de toutes les opérations sur les actions privilégiées de série AE enregistrées à la bourse (assorties du délai de règlement normal en vigueur à la bourse) pendant cette séance de bourse, moins

(ii)
le produit obtenu en multipliant le volume quotidien des actions négociées durant cette séance de bourse par le montant de la déduction quotidienne relative au dividende accumulé pour cette séance de bourse.

(q)
« volume quotidien des actions négociées » Pour une séance de bourse donnée, le nombre total d’actions privilégiées de série AE ayant fait l’objet de négociations à la bourse (assorties du délai de règlement normal en vigueur à la bourse) pendant cette séance de bourse.

3.23.1.2	Généralités
Les porteurs d’actions privilégiées de série AE auront le droit de recevoir, pour autant qu’ils soient déclarés par le conseil d’administration, des dividendes en espèces privilégiés cumulatifs, puisés à même les fonds de la Société pouvant être dûment affectés au paiement de dividendes, aux taux et aux dates prévus par les présentes. Les dividendes sur les actions privilégiées de série AE s’accumuleront quotidiennement à compter de leur date d’émission inclusivement et seront payables mensuellement. Les dividendes sur les actions privilégiées de série AE qui sont payables à une date de paiement de dividende donnée (diminués de tout impôt devant être déduit) seront payés par chèque, au pair, en monnaie ayant cours légal au Canada, à toute succursale au Canada des banquiers de la Société. Malgré ce qui précède ou toute autre indication contraire dans les présents statuts, ces dividendes sont réputés avoir commencé à courir le 1er janvier 2007 au taux de dividende variable annuel pour ce mois, peu importe si des actions privilégiées de série AE étaient en circulation à cette date.
Le paiement des dividendes déclarés sur les actions privilégiées de série AE sera effectué (sauf en cas de rachat, le paiement des dividendes étant alors effectué au moment de la remise du certificat représentant les actions privilégiées de série AE devant être rachetées) par la mise à la poste, dans une enveloppe affranchie adressée à chaque porteur d’actions privilégiées de série AE à sa dernière adresse figurant au registre des valeurs mobilières de la Société ou, si son adresse ne figure pas au registre, à sa dernière adresse connue de la Société ou, dans le cas de coporteurs, à l’adresse de celui dont le nom figure en premier au registre des valeurs mobilières de la Société en tant que l’un de ces coporteurs, d’un chèque pour le montant de ces dividendes (diminué de tout impôt devant être déduit) payable à l’ordre de ce porteur ou, dans le cas de coporteurs, à l’ordre de tous les coporteurs, sauf indication contraire de leur part par écrit. Nonobstant ce qui précède, tout chèque de paiement de dividendes peut être livré par la Société à un porteur d’actions privilégiées de série AE à son adresse ainsi qu’elle est indiquée ci-dessus. La mise à la poste ou la livraison d’un tel chèque sera réputée constituer le paiement et satisfera à toutes obligations de paiement de ces dividendes pour ce qui est du montant représenté par un tel chèque (compte tenu du montant de tout impôt devant être déduit mentionné ci-dessus), à moins que ce chèque ne soit pas payé au moment où il est dûment présenté.
Les dividendes sur les actions privilégiées de série AE seront payables mensuellement au taux de dividende variable annuel. Par conséquent, à chaque date de paiement de dividende, le dividende payable sur les actions privilégiées de série AE sera le montant (arrondi au millième (1/1000) de cent près) obtenu en multipliant 25,00 $ par le taux de dividende variable annuel applicable au mois précédant cette date de paiement de dividende et en divisant la somme par douze. La date de clôture des registres servant à déterminer les porteurs d’actions privilégiées de série AE admissibles aux dividendes à chaque date de paiement de dividende sera la dernière séance de bourse du mois précédent. En cas de rachat ou d’achat des actions privilégiées de série AE ou de la répartition d’éléments d’actif de la Société, ainsi que le prévoit l’article 3.23.2 des présentes, le montant du dividende accumulé au cours de mois où a lieu ce rachat, cet achat ou cette répartition (arrondi au millième (1/1000) de cent près) sera calculé en multipliant :

(a)	le produit de la multiplication de 25,00 $ par un douzième (1/12) du taux de dividende variable annuel applicable au mois précédent; par

(b)
une fraction dont le numérateur est le nombre de jours écoulés dans le mois où a lieu ce rachat, cet achat ou cette répartition, jusqu’à la date de cet événement, exclusivement, et le dénominateur est le nombre de jours dans ce mois.

3.23.1.3	Calcul du pourcentage prescrit
La Société calculera dès que possible le pourcentage prescrit pour chaque mois et en avisera toutes les bourses de valeurs mobilières au Canada à la cote desquelles les actions privilégiées de série AE sont inscrites ou, si les actions privilégiées de série AE ne sont pas inscrites à la cote d’une bourse de valeurs mobilières au Canada, la Société en avisera l’Association canadienne des courtiers en valeurs mobilières.
3.23.2	Droits en cas de liquidation
En cas de liquidation, de dissolution ou d’abandon des affaires de la Société ou de toute autre répartition des éléments d’actif de la Société aux fins de liquider ses affaires, les porteurs des actions privilégiées de série AE auront le droit de recevoir 25,00 $ par action privilégiée de série AE augmentés de tous les dividendes accumulés et impayés jusqu’à la date de paiement ou de répartition, exclusivement, avant qu’aucun montant ne soit payé ou qu’aucun élément d’actif de la Société ne soit réparti parmi les porteurs de nouvelles actions ordinaires de la Société ou de toutes autres actions de rang inférieur aux actions privilégiées de série AE. Une fois ces montants payés, les porteurs des actions privilégiées de série AE ne seront admissibles à aucune répartition subséquente des biens ou des éléments d’actif de la Société.
3.23.3	Rachat d’actions
Sous réserve des lois applicables et de l’article 3.23.5 ci-après, après avis comme prévu ci-après, la Société pourra racheter en tout temps la totalité mais non moins de la totalité des actions privilégiées de série AE en circulation contre paiement de 25,50 $ pour chacune de ces actions à racheter augmentés, dans chaque cas, des dividendes accumulés et impayés jusqu’à la date fixée pour le rachat, exclusivement, le tout constituant le prix de rachat.
La Société donnera un préavis écrit d’au moins 45 jours et d’au plus 60 jours de son intention de racheter des actions privilégiées de série AE à toute personne qui, à la date de l’envoi de ce préavis, est détentrice de ces actions à racheter. L’avis devra être envoyé par la poste, dans une enveloppe affranchie, dans l’un ou l’autre cas, à tous les porteurs d’actions privilégiées de série AE à racheter, à leur dernière adresse inscrite au registre des valeurs mobilières de la Société ou à défaut d’une telle inscription, à la dernière adresse du porteur connue de la Société; cependant, toute omission ou tout défaut involontaires d’envoyer un tel avis à un ou à plusieurs de ces porteurs ne sera d’aucun effet sur la validité du rachat des actions privilégiées de série AE des autres porteurs. L’avis devra indiquer le nombre d’actions privilégiées de série AE à racheter détenues par la personne à qui il est adressé, ainsi que le prix de rachat, et devra aussi indiquer la date fixée pour le rachat; à la date prévue pour ce rachat ou à toute date ultérieure, la Société, sur présentation et remise du ou des certificats représentant ces actions à tout endroit au Canada mentionné dans l’avis, paiera ou fera en sorte que soit payé le prix de rachat aux porteurs d’actions privilégiées de série AE à racheter. Le paiement se fera par chèque payable au pair à toute succursale au Canada des banquiers de la Société. À compter de la date mentionnée dans l’avis, les porteurs d’actions privilégiées de série AE à racheter n’auront plus aucun droit aux dividendes sur ces actions ni aucun autre droit en qualité de porteurs de ces actions, à moins que la Société n’omette de payer le prix de rachat. En tout temps après que l’avis de rachat susmentionné aura été donné, la Société pourra déposer le montant du prix de rachat de la totalité ou d’une partie des actions privilégiées de série AE à racheter dans une ou plusieurs banques à charte ou sociétés de fiducie au Canada dont les noms auront été donnés dans l’avis. Ces dépôts seront effectués dans un ou plusieurs comptes en fiducie pour le bénéfice des porteurs des actions à racheter et les montants leur seront versés par ces banques ou sociétés de fiducie sur remise du ou des certificats; dès l’exécution de ces dépôts, les actions seront rachetées à la date de rachat indiquée dans l’avis de rachat. Dès que la Société aura effectué le dépôt susmentionné à l’égard de toutes actions, les porteurs de celles-ci n’auront plus, à compter de la date de rachat, aucun autre droit en qualité de porteurs de ces actions, et leurs droits seront limités à la perception de la portion des montants déposés qui s’applique à ces actions, sans intérêt; tout intérêt payé sur ces dépôts appartiendra à la Société.
3.23.4	Conversion des actions privilégiées de série AE

3.23.4.1	Conversion au gré du porteur
Les porteurs d’actions privilégiées de série AE pourront, à leur gré, le 1er février 2010 et le 1er février tous les cinq ans pour la suite (une « date de conversion »), convertir, en totalité ou en partie, sous réserve des dispositions et conditions des présentes, les actions privilégiées de série AE inscrites en leur nom en actions privilégiées de série AF de la Société à raison de une (1) action privilégiée de série AF pour chaque action privilégiée de série AE. La Société devra aviser par écrit les porteurs d’actions privilégiées de série AE alors en circulation du taux désigné (tel qu’il est défini à l’article 3.24.1.1 des statuts de la Société relatifs aux actions privilégiées de série AF) déterminé par le conseil d’administration et applicable pour la période de taux fixe suivant (telle qu’elle est définie à l’article 3.24.1.1 des statuts de la Société relatifs aux actions privilégiées de série AF), de même que du droit de conversion prévu par les présentes; un tel avis sera envoyé par la poste, dans une enveloppe affranchie, à tous les porteurs d’actions privilégiées de série AE, à leur dernière adresse inscrite au registre des valeurs mobilières de la Société ou à défaut d’une telle inscription, à la dernière adresse du porteur connue de la Société. Cet avis devra indiquer la date de conversion et être donné au moins 45 jours et au plus 60 jours avant la date de conversion applicable.
Si, comme le prévoit l’article 3.23.3, la Société avise les porteurs d’actions privilégiées de série AE du rachat de la totalité des actions privilégiées de série AE, elle ne sera pas tenue de les aviser, ainsi qu’il est stipulé au présent article 3.23.4.1, du taux désigné (tel qu’il est défini à l’article 3.24.1.1 des statuts de la Société relatifs aux actions privilégiées de série AF) des actions privilégiées de série AF, ni de leur droit de conversion; en outre, le droit de tout porteur d’actions privilégiées de série AE de convertir de telles actions privilégiées de série AE prévu aux présentes prendra fin dans un tel cas.
Si, à la suite de la fermeture des bureaux le 14e jour précédant une date de conversion, la Société détermine qu’il y aurait moins de 1 000 000 d’actions privilégiées de série AF en circulation à la date de conversion, en tenant compte de toutes les actions privilégiées de série AE déposées aux fins de conversion en actions privilégiées de série AF et de toutes les actions privilégiées de série AF déposées aux fins de conversion en actions privilégiées de série AE, les porteurs d’actions privilégiées de série AE n’auront pas le droit de convertir leurs actions en actions privilégiées de série AF. La Société en avisera par écrit, conformément aux dispositions du premier paragraphe du présent article 3.23.4.1, tous les porteurs visés d’actions privilégiées de série AE au moins sept (7) jours avant la date de conversion applicable et émettra et livrera, ou fera en sorte que soient livrés, avant cette date de conversion, aux frais de la Société, à ces porteurs d’actions privilégiées de série AE ayant déposé aux fins de conversion un ou plusieurs certificats représentant des actions privilégiées de série AE, de nouveaux certificats représentant les actions privilégiées de série AE représentées par un ou plusieurs certificats déposés comme indiqué ci-dessus.

3.23.4.2	Conversion automatique
Si, à la suite de la fermeture des bureaux le 14e jour précédant une date de conversion, la Société détermine qu’il y aurait moins de 1 000 000 d’actions privilégiées de série AE en circulation à la date de conversion, en tenant compte de toutes les actions privilégiées de série AE déposées aux fins de conversion en actions privilégiées de série AF et de toutes les actions privilégiées de série AF déposées aux fins de conversion en actions privilégiées de série AE, la totalité mais non une partie des actions privilégiées de série AE en circulation restantes sera automatiquement convertie en actions privilégiées de série AF à raison de une (1) action privilégiée de série AF pour chaque action privilégiée de série AE, et ce, à la date de conversion applicable, et la Société donnera un avis écrit à cet effet, conformément aux dispositions de l’article 3.23.4.1, aux porteurs de ces actions privilégiées de série AE restantes au moins sept (7) jours avant la date de conversion.
3.23.4.3	Exercice du privilège de conversion
La conversion des actions privilégiées de série AE peut être effectuée par la remise, au plus tôt 45 jours avant une date de conversion et au plus tard à la fermeture des bureaux le 14e jour précédant une date de conversion, durant les heures d’ouverture normales, du ou des certificats les représentant, à tout bureau d’un agent des transferts de la Société où les actions privilégiées de série AE peuvent être transférées, ce ou ces certificats étant accompagnés : (i) du paiement ou d’un reçu attestant le paiement de l’impôt payable (s’il y a lieu), prévu au présent article 3.23.4.3; et (ii) d’un instrument de remise acceptable pour la Société et dûment signé par le porteur ou son fondé de pouvoir dûment autorisé par écrit, instrument dans lequel ce porteur peut indiquer qu’il ne veut convertir qu’une partie seulement des actions privilégiées de série AE représentées par ce ou ces certificats, qui n’ont pas jusqu’alors été désignées en vue du rachat, auquel cas la Société émettra et livrera ou fera livrer à ses frais, un nouveau certificat, au nom du porteur, représentant les actions privilégiées de série AE qui sont représentés par ce ou ces certificats et qui n’auront pas été converties.
Dans le cas où la Société est tenue de convertir la totalité des actions privilégiées de série AE en circulation restantes en actions privilégiées de série AF à la date de conversion applicable, comme le prévoit l’article 3.23.4.2, les actions privilégiées de série AE que les porteurs n’avaient pas choisi de convertir devront être converties à la date de conversion en actions privilégiées de série AF, et les porteurs de ces actions seront réputés être porteurs d’actions privilégiées de série AF à la fermeture des bureaux à la date de conversion et auront le droit, après avoir remis, pendant les heures d’ouverture normales, à tout bureau d’un agent des transferts de la Société où les actions privilégiées de série AE peuvent être transférées, le ou les certificats représentant les actions privilégiées de série AE non remis précédemment aux fins de conversion, de recevoir un ou plusieurs certificats représentant le même nombre d’actions privilégiées de série AF de la manière et selon les dispositions prévues dans le présent article 3.23.4.3.
Aussitôt que possible après la date de conversion, la Société émettra et livrera ou fera livrer au porteur d’actions privilégiées de série AE ainsi remises, ou selon son ordre écrit, un ou plusieurs certificats à son nom ou au nom de la ou des personnes qu’il aura désignées, pour le nombre d’actions privilégiées de série AF entièrement libérées et non cotisables et le nombre d’actions privilégiées de série AE restantes, le cas échéant, auquel ce porteur aura droit. Cette conversion sera présumée effectuée à la fermeture des bureaux à la date de conversion de sorte que les droits du porteur de ces actions privilégiées de série AE à ce titre cesseront à ce moment, et la ou les personnes ayant le droit de recevoir des actions privilégiées de série AF à la suite de cette conversion seront à toutes fins considérées comme porteurs inscrits de ces actions privilégiées de série AF dès ce moment.
Le porteur de toute action privilégiée de série AE inscrit à la date de clôture des registres aux fins de tout dividende déclaré payable sur cette action aura droit à ce dividende même si l’action a été

convertie en action privilégiée de série AF après cette date de clôture des registres et avant la date de paiement de ce dividende ou à cette date même.
L’émission de certificats d’actions privilégiées de série AF au moment de la conversion d’actions privilégiées de série AE s’effectuera sans frais pour les porteurs convertissant leurs actions privilégiées de série AE, quant aux droits ou impôts applicables à l’émission de ces certificats ou des actions privilégiées de série AF qu’ils représentent; cependant, la Société ne sera pas tenue de payer l’impôt qui pourrait être exigé d’une ou de plusieurs personnes par suite de l’émission à cette personne ou à ces personnes de ces actions privilégiées de série AF ou des certificats s’y rapportant, ou par suite de tout transfert résultant de l’émission et de la livraison de ces certificats au nom d’une ou de plusieurs personnes autres que le porteur des actions privilégiées de série AE converties; et la Société ne sera tenue d’émettre ou de livrer ces certificats que si les personnes en demandant l’émission lui versent le montant de cet impôt ou lui démontrent d’une façon qui lui est satisfaisante qu’elles l’ont acquitté.
3.23.4.4	Statut des actions privilégiées de série AE converties
Toutes les actions privilégiées de série AE converties en actions privilégiées de série AF à une date de conversion donnée ne seront pas annulées, mais reprendront le statut d’actions autorisées mais non émises de la Société à la fermeture des bureaux à la date de conversion.
3.23.5	Restrictions concernant les dividendes et le remboursement des actions
La Société ne pourra, sans l’approbation des porteurs d’actions privilégiées de série AE en circulation :
(a)
déclarer, payer ni mettre de côté à des fins de paiement aucun dividende sur les actions ordinaires ou toute autre action de la Société de rang inférieur aux actions privilégiées de série AE (sauf des dividendes en actions payables en actions de la Société de rang inférieur aux actions privilégiées de série AE);

(b)
racheter, acheter ni autrement rembourser, ni procéder à aucune répartition de capital au titre des actions ordinaires de la Société ou de toute autre action de la Société de rang inférieur aux actions privilégiées de série AE (sauf si la contrepartie est payée à même le produit net en espèces d’un placement, fait à la même époque, d’actions de la Société de rang inférieur aux actions privilégiées de série AE);

(c)	racheter, acheter ni autrement rembourser moins de la totalité des actions privilégiées de série AE alors en circulation; ni

(d)
racheter, acheter ni autrement rembourser (sauf dans le cadre de l’exercice d’un privilège de rachat au gré du porteur ou d’une obligation de rachat par la Société s’y rapportant) aucune action de la Société de toute catégorie ou série de même rang que les actions privilégiées de série AE, étant entendu que les restrictions mentionnées dans le présent paragraphe (d) ne porteront aucunement atteinte au droit de la Société de racheter, d’acheter ou de rembourser autrement à titre onéreux toute action de la Société de toute catégorie de rang supérieur aux actions privilégiées de série AE;

à moins que, dans chacun de ces cas, tous les dividendes cumulatifs accumulés au titre des actions privilégiées de série AE en circulation, y compris le dividende payable pour la dernière période écoulée pour laquelle des dividendes étaient payables, n’aient été déclarés et payés.

Toute approbation des porteurs d’actions privilégiées de série AE exigée en vertu du présent article 3.23.5 pourra être donnée conformément au deuxième paragraphe de l’article 3.23.7 et à l’article 3.23.10. Nonobstant les dispositions de l’article 3.23.10 des présentes, toute approbation exigée en vertu du présent article 3.23.5 ne pourra être donnée qu’au moyen du vote favorable des porteurs de la majorité des actions privilégiées de série AE présents ou représentés à une assemblée, ou à une reprise d’assemblée, des porteurs d’actions privilégiées de série AE dûment convoquée à cette fin et à laquelle il y aura quorum.
3.23.6	Achat pour annulation
La Société pourra à tout moment acheter pour annulation la totalité ou une partie des actions privilégiées de série AE en circulation, sur le marché libre, par l’intermédiaire d’un courtier en valeurs mobilières ou de toute firme membre d’une bourse reconnue, ou par convention privée ou autrement, au(x) plus bas prix, de l’avis du conseil d’administration, auquel (auxquels) ces actions sont disponibles.
3.23.7	Droits de vote
Si la Société est en défaut de payer huit (8) dividendes consécutifs ou non consécutifs au titre des actions privilégiées de série AE, les porteurs d’actions privilégiées de série AE auront le droit d’être convoqués et d’assister à chaque assemblée des actionnaires de la Société (autre qu’une assemblée distincte réservée aux porteurs d’actions de la Société de toute autre catégorie ou série) tenue plus de 60 jours après la date du premier défaut de paiement, et d’y voter à raison de un (1) vote par action privilégiée de série AE détenue, et ce, jusqu’à ce que tous les arriérés de dividendes au titre des actions privilégiées de série AE aient été acquittés, après quoi les droits prendront fin et ne seront réouverts que lorsque la Société sera de nouveau en défaut, le cas échéant, conformément aux dispositions du présent article 3.23.7.
Chaque action privilégiée de série AE confère à son porteur un (1) vote relativement à toute mesure à prendre par la Société et exigeant l’approbation des porteurs des actions privilégiées de série AE, votant en tant que série ou en tant que partie d’une catégorie.
3.23.8	Émission d’actions privilégiées additionnelles
La Société pourra émettre des séries additionnelles d’actions privilégiées de premier rang de même rang que les actions privilégiées de série AE sans l’autorisation des porteurs des actions privilégiées de série AE.
3.23.9	Modifications
Les dispositions afférentes aux actions privilégiées de série AE en tant que série peuvent être abrogées ou modifiées moyennant l’approbation alors exigée par la Loi canadienne sur les sociétés par actions (dans les présents statuts, la « LCSA »), donnée conformément aux dispositions de l’article 3.23.10.
Aucune des dispositions des statuts de la Société relatifs aux actions privilégiées de série AE en tant que série ne peut être modifiée d’aucune manière à moins que les dispositions relatives aux actions privilégiées de série AF en tant que série, le cas échéant, ne fassent en même temps, dans la mesure jugée nécessaire par la Société, l’objet de modifications dont la nature et l’étendue sont les mêmes.

3.23.10	Approbation des porteurs d’actions privilégiées de série AE
Toute approbation des porteurs d’actions privilégiées de série AE sera réputée valablement donnée à toutes fins si elle est donnée par les porteurs d’actions privilégiées de série AE conformément aux dispositions afférentes aux actions privilégiées de premier rang, en tant que catégorie, qui s’appliquent aux présentes avec les adaptations nécessaires.
3.23.11	Choix quant à l’imposition
La Société fera un choix, de la manière et dans les délais prescrits par la Loi de l’impôt sur le revenu (Canada) (la « LIR »), en vertu du paragraphe 191.2(1) de cette loi ou de toute autre disposition de portée semblable remplaçant ce paragraphe ou lui succédant, et prendra toutes les mesures nécessaires conformément à cette loi, afin de payer l’impôt à un taux tel qu’aucun porteur d’actions privilégiées de série AE ne sera tenu de payer l’impôt sur les dividendes reçus au titre des actions privilégiées de série AE aux termes de l’article 187.2 de la partie IV.I de cette loi ou de toute disposition de portée semblable remplaçant cet article ou lui succédant.
3.23.12	Interruption du service postal
Si la Société considère que le service postal est ou est menacé d’être interrompu, durant une période où la Société est tenue ou a décidé d’expédier quelque avis par la poste en vertu des présentes ou doit envoyer un chèque ou un certificat d’actions à tout porteur d’actions privilégiées de série AE, soit relativement au rachat ou à la conversion de ces actions ou autrement, la Société pourra, nonobstant les dispositions des présentes :
(a)
donner cet avis par voie de télex, télécopieur ou télégraphe ou encore par voie de publication de l’avis concerné une fois par semaine pendant deux semaines consécutives dans un quotidien à grand tirage publié ou distribué à Montréal et à Toronto, et cet avis sera réputé avoir été donné à la date de la communication par télex, télécopieur ou télégraphe ou à la date de la première publication de l’avis; et

(b)
respecter son engagement d’envoyer ce chèque ou ce certificat d’actions en prenant des mesures pour que ces derniers soient livrés au principal établissement de la Société à Montréal. Ce chèque ou ce certificat d’actions seront réputés avoir été envoyés à la date à laquelle l’avis concernant une telle mesure aura été donné, ainsi qu’il est stipulé au paragraphe (a) ci-dessus, pourvu que, aussitôt que la Société aura déterminé que le service postal n’est plus ni interrompu ni menacé de l’être, ce chèque ou ce certificat d’actions soit livré au porteur, si cela n’a pas déjà été fait, par courrier de première classe ordinaire affranchi non recommandé à l’adresse inscrite de toute personne qui, à la date de l’envoi postal, est un porteur inscrit autorisé à recevoir ce chèque ou certificat d’actions ou, si l’adresse de tout porteur n’est pas inscrite au registre des valeurs mobilières de la Société, à la dernière adresse de ce porteur connue de la Société.

3.23.13	Avis du taux de dividende annuel applicable aux actions privilégiées de série AF
Dans les trois (3) jours ouvrables suivant la détermination du taux de dividende annuel (défini à l’article 3.24.1.1 des statuts de la Société relatif aux actions privilégiées de série AF) (exception faite du taux de dividende annuel pour la première période de taux de dividende fixe), la Société en avisera les porteurs des actions privilégiées de série AE en le publiant une fois dans l’édition canadienne du journal anglais The Globe and Mail et une fois dans la ville de Montréal dans des quotidiens à grand tirage français et anglais, étant entendu que si l’un ou l’autre de ces quotidiens n’est pas à grand tirage à ce moment, un tel avis sera publié dans une autre publication équivalente.

3.23.14	Définitions
Dans les dispositions des présentes ayant trait aux actions privilégiées de série AE :
(a)
« de rang supérieur », « de même rang » et « de rang inférieur » s’entendent de l’ordre de priorité des versements de dividendes et la répartition d’éléments d’actif en cas de liquidation, de dissolution ou d’abandon des affaires de la Société, volontaire ou non, ou de toute autre répartition d’éléments d’actif de la Société parmi ses actionnaires dans le but de liquider ses affaires.

(b)
« dividendes accumulés et impayés » s’entend de ce qui suit : (i) tous les dividendes impayés sur les actions privilégiées de série AE pour toute période de dividende et (ii) le montant calculé comme si les dividendes sur chaque action privilégiée de série AE s’étaient accumulés quotidiennement à compter du premier jour du mois suivant la période de dividende pour laquelle le dernier dividende mensuel sera ou était, selon le cas, payable, inclusivement, jusqu’à la date à laquelle le calcul des dividendes accumulés doit être fait, exclusivement.

3.23.15	Interprétation
Dans le cas où une date à laquelle la Société doit payer un dividende sur les actions privilégiées de série AE, ou une autre date à laquelle la Société ou les porteurs d’actions privilégiées de série AE doivent prendre une autre mesure en vertu des présentes ne serait pas un jour ouvrable (ainsi que ce terme est défini ci-après), alors ce dividende sera payable, ou cette autre mesure sera prise, le jour ouvrable suivant. Un « jour ouvrable » est un jour autre qu’un samedi, un dimanche ou tout autre jour férié pour le bureau principal de la Société au Canada.
3.24	ACTIONS PRIVILÉGIÉES DE SÉRIE AF
Les actions privilégiées de série AF comportent, outre les droits, privilèges, conditions et restrictions afférents à la catégorie des actions privilégiées de premier rang, les droits, privilèges, conditions et restrictions qui suivent.
3.24.1	Dividendes

3.24.1.1	Définitions
Sauf si le contexte ne s’y prête pas, les définitions suivantes s’appliquent aux présentes :
(a)	« date de paiement de dividende » Premier jour de février, de mai, d’août et de novembre de chaque année. La première date de paiement de dividende sera le 1er février 2007.

(b)
« période de taux de dividende fixe » Pour la première période de taux de dividende fixe, la période débutant à la date de la première émission d’actions privilégiées de série AF et se terminant le 31 janvier 2010, inclusivement; et, pour chaque période de taux de dividende fixe subséquente, la période débutant le jour suivant la fin de la période de taux de dividende fixe précédente et se terminant le 31 janvier de la cinquième année suivante, inclusivement.

(c)
« rendement des obligations du gouvernement du Canada » À une date donnée, la moyenne des rendements qu’une obligation du gouvernement du Canada non remboursable par anticipation aurait si elle était émise en dollars canadiens au Canada à 100 % de son montant en capital à cette date, avec une échéance de cinq ans, désignés par deux courtiers en valeurs mobilières canadiens inscrits, choisis par le conseil d’administration, comme étant les rendements à l’échéance à cette date, composés semestriellement et calculés conformément aux principes financiers généralement reconnus.

(d)
« taux de dividende annuel » Le taux d’intérêt, pour chaque période de taux de dividende fixe, exprimé en pourcentage annuel (arrondi au millième de un pour cent (0,001%) près), qui est égal au rendement des obligations du gouvernement du Canada multiplié par le taux désigné pour cette période de taux de dividende fixe et, pour la première période de taux de dividende fixe, 4,400 % par année.

(e)
« taux désigné » Le taux d’intérêt, pour chaque période de taux de dividende fixe, exprimé en pourcentage du rendement des obligations du gouvernement du Canada, déterminé par le conseil d’administration, tel qu’il est énoncé dans l’avis aux porteurs d’actions privilégiées de série AF donné conformément aux dispositions de l’article 3.24.4.1, lequel taux d’intérêt ne sera pas inférieur à 80 % du rendement des obligations du gouvernement du Canada.

3.24.1.2	Généralités
Les porteurs d’actions privilégiées de série AF auront le droit de recevoir, pour autant qu’ils soient déclarés par le conseil d’administration, des dividendes en espèces privilégiés, cumulatifs et fixes, puisés à même les fonds de la Société pouvant être dûment affectés au paiement de dividendes, d’un montant annuel par action déterminé en multipliant le taux de dividende annuel par 25,00 $, payables trimestriellement pour chaque période de douze mois les 1er février, mai, août et novembre, et ce, par chèque, au pair, en monnaie ayant cours légal au Canada, à toute succursale au Canada des banquiers de la Société. Malgré ce qui précède ou toute autre indication contraire dans les présents statuts, ces dividendes sont réputés avoir commencé à courir le 1er novembre 2006 au taux de dividende annuel pour la première période de taux de dividende fixe, peu importe si des actions privilégiées de série AF étaient en circulation à cette date.
Le paiement des dividendes déclarés sur les actions privilégiées de série AF sera effectué (sauf en cas de rachat, le paiement des dividendes étant alors effectué au moment de la remise du certificat représentant les actions privilégiées de série AF devant être rachetées) par la mise à la poste, dans une enveloppe affranchie adressée à chaque porteur d’actions privilégiées de série AF à sa dernière adresse figurant au registre des valeurs mobilières de la Société ou, si son adresse ne figure pas au registre, à sa dernière adresse connue de la Société ou, dans le cas de coporteurs, à l’adresse de celui dont le nom figure en premier au registre des valeurs mobilières de la Société en tant que l’un de ces coporteurs, d’un chèque pour le montant de ces dividendes (diminué de tout impôt devant être déduit) payable à l’ordre de ce porteur ou, dans le cas de coporteurs, à l’ordre de tous les coporteurs, sauf indication contraire de leur part par écrit. Nonobstant ce qui précède, tout chèque de paiement de dividendes peut être livré par la Société à un porteur d’actions privilégiées de série AF à son adresse ainsi qu’elle est indiquée ci-dessus. La mise à la poste ou la livraison d’un tel chèque sera réputée constituer le paiement et satisfera à toutes obligations de paiement de ces dividendes pour ce qui est du montant représenté par un tel chèque (compte tenu du montant de tout impôt devant être déduit mentionné ci-dessus), à moins que ce chèque ne soit pas payé au moment où il est dûment présenté.
3.24.1.3	Calcul du taux de dividende annuel
La Société devra calculer, le 21e jour précédant le premier jour de chaque période de taux de dividende fixe (exception faite de la première période de taux de dividende fixe), le taux de dividende annuel pour chaque période de taux de dividende fixe, en fonction du taux désigné et du rendement des obligations du gouvernement du Canada en vigueur à 10 h (heure de Montréal) le 21e jour précédant le premier jour de chaque période de taux de dividende fixe et en aviser : (i) le jour ouvrable suivant, toutes les bourses de valeurs mobilières au Canada à la cote desquelles les actions privilégiées de série AF sont inscrites ou, si les actions privilégiées de série AF ne sont pas inscrites à la cote d’une bourse de valeurs mobilières au Canada, l’Association canadienne des courtiers en valeurs mobilières; et (ii) dans les trois (3) jours ouvrables suivants, sauf pour ce qui est de la première période de taux de dividende fixe, les porteurs des actions privilégiées de série AF, en le publiant une fois dans l’édition canadienne du journal anglais The Globe and Mail et une fois dans la ville de Montréal dans des quotidiens à grand tirage français et anglais, étant entendu que si l’un ou l’autre de ces quotidiens n’est pas à grand tirage à ce moment, un tel avis sera publié dans une autre publication équivalente.
3.24.2	Droits en cas de liquidation
En cas de liquidation, de dissolution ou d’abandon des affaires de la Société ou de toute autre répartition des éléments d’actif de la Société aux fins de liquider ses affaires, les porteurs des actions privilégiées de série AF auront le droit de recevoir 25,00 $ par action privilégiée de série AF augmentés de tous les dividendes accumulés et impayés jusqu’à la date de paiement ou de répartition, exclusivement, avant qu’aucun montant ne soit payé ou qu’aucun élément d’actif de la Société ne soit réparti parmi les porteurs des actions ordinaires de la Société ou de toutes autres actions de rang inférieur aux actions privilégiées de série AF. Une fois ces montants payés, les porteurs des actions privilégiées de série AF ne seront admissibles à aucune répartition subséquente des biens ou des éléments d’actif de la Société.
3.24.3	Rachat d’actions
La Société ne pourra racheter d’actions privilégiées de série AF avant le 1er février 2010. Sous réserve des lois applicables et de l’article 3.24.5 ci-après, après avis comme prévu ci-après, la Société pourra, le 1er février 2010 ou le 1er février tous les cinq (5) ans par la suite, racheter en tout temps la totalité et non moins de la totalité des actions privilégiées de série AF en circulation, contre paiement de 25,00 $ pour chacune de ces actions à racheter, plus les dividendes accumulés et impayés jusqu’à la date fixée pour le rachat, exclusivement, le tout constituant le prix de rachat.
La Société donnera un préavis écrit d’au moins 45 jours et d’au plus 60 jours de son intention de racheter des actions privilégiées de série AF à toute personne qui, à la date de l’envoi de ce préavis, est détentrice de ces actions à racheter. L’avis devra être envoyé par la poste, dans une enveloppe affranchie, à tous les porteurs d’actions privilégiées de série AF à racheter, à leur dernière adresse inscrite au registre des valeurs mobilières de la Société ou à défaut d’une telle inscription, à la dernière adresse du porteur connue de la Société; cependant, toute omission ou tout défaut involontaires d’envoyer un tel avis à un ou à plusieurs de ces porteurs ne sera d’aucun effet sur la validité du rachat des actions privilégiées de série AF des autres porteurs. L’avis devra indiquer le nombre d’actions privilégiées de série AF à racheter détenues par la personne à qui il est adressé, ainsi que le prix de rachat, et devra aussi indiquer la date fixée pour le rachat; à la date prévue pour ce rachat ou à toute date ultérieure, la Société, sur présentation et remise du ou des certificats représentant ces actions à tout endroit au Canada mentionné dans l’avis, paiera ou fera en sorte que soit payé le prix de rachat aux porteurs d’actions privilégiées de série AF à racheter. Le paiement se fera par chèque payable au pair à toute succursale au Canada des banquiers de la Société. À compter de la date mentionnée dans l’avis, les porteurs d’actions privilégiées de série AF à racheter n’auront plus aucun droit aux dividendes sur ces actions ni aucun autre droit en qualité de porteurs de ces actions, à moins que la Société n’omette de payer le prix de rachat. En tout temps après que l’avis de rachat susmentionné aura été donné, la Société pourra déposer le montant du prix de rachat de la totalité ou d’une partie des actions privilégiées de série AF à racheter dans une ou plusieurs banques à charte ou sociétés de fiducie au Canada dont les noms auront été donnés dans l’avis. Ces dépôts seront effectués dans un ou plusieurs comptes en fiducie pour le bénéfice des porteurs des actions à racheter et les montants leur seront versés par ces banques ou sociétés de fiducie sur remise du ou des certificats; dès l’exécution de ces dépôts, les actions seront rachetées à la date de rachat indiquée dans l’avis de rachat. Dès que la Société aura effectué le dépôt susmentionné à l’égard de toutes actions, les porteurs de celles-ci n’auront plus, à compter de la date de rachat, aucun autre droit en qualité de porteurs de ces actions, et leurs droits seront limités à la perception de la portion des montants déposés qui s’applique à ces actions, sans intérêt; tout intérêt payé sur ces dépôts appartiendra à la Société.
3.24.4	Conversion des actions privilégiées de série AF

3.24.4.1	Conversion au gré du porteur
Les porteurs d’actions privilégiées de série AF pourront, à leur gré, le 1er février 2010 et le 1er février tous les cinq (5) ans par la suite (une « date de conversion »), convertir, en totalité ou en partie, sous réserve des dispositions des présentes, les actions privilégiées de série AF inscrites en leur nom en actions privilégiées de série AE de la Société, à raison de une (1) action privilégiée de série AE pour chaque action privilégiée de série AF. La Société devra aviser par écrit les porteurs d’actions privilégiées de série AF alors en circulation du taux désigné déterminé par le conseil d’administration et applicable pour la période de taux fixe suivant, de même que du droit de conversion prévu par les présentes; un tel avis sera envoyé par la poste, dans une enveloppe affranchie, à tous les porteurs d’actions privilégiées de série AF, à leur dernière adresse inscrite au registre des valeurs mobilières de la Société ou à défaut d’une telle inscription, à la dernière adresse du porteur connue de la Société. Cet avis devra indiquer la date de conversion et être donné au moins 45 jours et au plus 60 jours avant la date de conversion applicable.
Si, conformément à l’article 3.24.3, la Société avise les porteurs d’actions privilégiées de série AF du rachat de la totalité des actions privilégiées de série AF, elle ne sera pas tenue de les aviser, comme le prévoit le présent article 3.24.4.1, du taux désigné, ni de leur droit de conversion; en outre, le droit de tout porteur d’actions privilégiées de série AF de convertir de telles actions privilégiées de série AF prévu aux présentes prendra fin dans un tel cas.
Les porteurs d’actions privilégiées de série AF ne seront pas en droit de convertir leurs actions en actions privilégiées de série AE si, à la suite de la fermeture des bureaux le 14e jour précédant une date de conversion, la Société détermine qu’il y aurait moins de 1 000 000 d’actions privilégiées de série AE en circulation à la date de conversion, en tenant compte de toutes les actions privilégiées de série AF déposées aux fins de conversion en actions privilégiées de série AE et de toutes les actions privilégiées de série AE déposées aux fins de conversion en actions privilégiées de série AF. La Société en avisera par écrit, conformément aux dispositions du premier paragraphe du présent article 3.24.4.1, tous les porteurs visés d’actions privilégiées de série AF au moins sept (7) jours avant la date de conversion applicable et émettra et livrera, ou fera en sorte que soient livrés, avant cette date de conversion, aux frais de la Société, à ces porteurs d’actions privilégiées de série AF ayant déposé aux fins de conversion un ou plusieurs certificats représentant des actions privilégiées de série AF, de nouveaux certificats représentant les actions privilégiées de série AF représentées par un ou plusieurs certificats déposés comme indiqué ci-dessus.
3.24.4.2	Conversion automatique
Si, à la suite de la fermeture des bureaux le 14e jour précédant une date de conversion, la Société détermine qu’il y aurait moins de 1 000 000 d’actions privilégiées de série AF en circulation à la date de conversion, en tenant compte de toutes les actions privilégiées de série AF déposées aux fins de conversion en actions privilégiées de série AE et de toutes les actions privilégiées de série AE déposées aux fins de conversion en actions privilégiées de série AF, la totalité et non une partie des actions privilégiées de série AF en circulation restantes sera automatiquement convertie en actions privilégiées de série AE à raison de une (1) action privilégiée de série AE pour chaque action privilégiée de série AF, et ce, à la date de conversion applicable, et la Société donnera un avis écrit à cet effet, conformément aux dispositions de l’article 3.24.4.1, aux porteurs de ces actions privilégiées de série AF restantes au moins sept (7) jours avant la date de conversion.
3.24.4.3	Exercice du privilège de conversion
La conversion des actions privilégiées de série AF peut être effectuée par la remise, au plus tôt 45 jours avant une date de conversion et au plus tard à la fermeture des bureaux le 14e jour précédant une date de conversion, durant les heures d’ouverture normales, du ou des certificats les représentant, à tout bureau d’un agent des transferts de la Société où les actions privilégiées de série AF peuvent être transférées, ce ou ces certificats étant accompagnées : (i) du paiement ou d’un reçu attestant le paiement de l’impôt payable (s’il y a lieu), prévu au présent article 3.24.4.3; et (ii) d’un instrument de remise acceptable pour la Société et dûment signé par le porteur ou son fondé de pouvoir dûment autorisé par écrit, instrument dans lequel ce porteur peut indiquer qu’il ne veut convertir qu’une partie seulement des actions privilégiées de série AF représentées par ce ou ces certificats, qui n’ont pas jusqu’alors été désignées en vue du rachat, auquel cas la Société émettra et livrera ou fera livrer, à ses frais, un nouveau certificat, au nom du porteur, représentant les actions privilégiées de série AF qui sont représentées par ce ou ces certificats et qui n’auront pas été converties.
Dans le cas où la Société est tenue de convertir la totalité des actions privilégiées de série AF en circulation restantes en actions privilégiées de série AE à la date de conversion applicable, comme le prévoit l’article 3.24.4.2, les actions privilégiées de série AF que les porteurs n’avaient pas choisi de convertir devront être converties à la date de conversion en actions privilégiées de série AE, et les porteurs de ces actions seront réputés être porteurs d’actions privilégiées de série AE à la fermeture des bureaux à la date de conversion et auront le droit, après avoir remis, pendant les heures d’ouverture normales, à tout bureau d’un agent des transferts de la Société où les actions privilégiées de série AF peuvent être transférées, le ou les certificats représentant les actions privilégiées de série AF non remis précédemment aux fins de conversion, de recevoir un ou plusieurs certificats représentant le même nombre d’actions privilégiées de série AE de la manière et selon les dispositions prévues dans le présent article 3.24.4.3.
Aussitôt que possible après la date de conversion, la Société émettra et livrera ou fera livrer au porteur d’actions privilégiées de série AF ainsi remises, ou selon son ordre écrit, un ou plusieurs certificats à son nom ou au nom de la ou des personnes qu’il aura désignées, pour le nombre d’actions privilégiées de série AE entièrement libérées et non cotisables et le nombre d’actions privilégiées de série AF restantes, le cas échéant, auquel ce porteur aura droit. Cette conversion sera présumée effectuée à la fermeture des bureaux à la date de conversion de sorte que les droits du porteur de ces actions privilégiées de série AF à ce titre cesseront à ce moment, et la ou les personnes ayant le droit de recevoir des actions privilégiées de série AE à la suite de cette conversion seront à toutes fins considérées comme porteurs inscrits de ces actions privilégiées de série AE dès ce moment.
Le porteur de toute action privilégiée de série AF inscrit à la date de clôture des registres aux fins de tout dividende déclaré payable sur cette action aura droit à ce dividende même si l’action a été convertie en action privilégiée de série AE après cette date de clôture des registres et avant la date de paiement de ce dividende ou à cette date même.
L’émission de certificats d’actions privilégiées de série AE au moment de la conversion d’actions privilégiées de série AF s’effectuera sans frais pour les porteurs convertissant leurs actions privilégiées de série AF, quant aux droits ou impôts applicables à l’émission de ces certificats ou des actions privilégiées de série AE qu’ils représentent; cependant, la Société ne sera pas tenue de payer l’impôt qui pourrait être exigé d’une ou de plusieurs personnes par suite de l’émission à cette personne ou à ces personnes de ces actions privilégiées de série AE ou des certificats s’y rapportant, ou par suite de tout transfert résultant de l’émission et de la livraison de ces certificats au nom d’une ou de plusieurs personnes autres que le porteur des actions privilégiées de série AF converties; et la Société ne sera tenue d’émettre ou de livrer ces certificats que si les personnes en demandant l’émission lui versent le montant de cet impôt ou lui démontrent d’une façon qui lui est satisfaisante qu’elles l’ont acquitté.
3.24.4.4	Statut des actions privilégiées de série AF converties
Toutes les actions privilégiées de série AF converties en actions privilégiées de série AE à une date de conversion donnée ne seront pas annulées, mais reprendront le statut d’actions autorisées mais non émises de la Société à la fermeture des bureaux à la date de conversion.
3.24.5	Restrictions concernant les dividendes et le remboursement des actions
La Société ne pourra, sans l’approbation des porteurs d’actions privilégiées de série AF en circulation :
(a)
déclarer, payer ni mettre de côté à des fins de paiement aucun dividende sur les actions ordinaires ou toute autre action de la Société de rang inférieur aux actions privilégiées de série AF (sauf des dividendes en actions payables en actions de la Société de rang inférieur aux actions privilégiées de série AF);

(b)
racheter, acheter ni autrement rembourser, ni procéder à aucune répartition de capital au titre des actions ordinaires de la Société ou de toute autre action de la Société de rang inférieur aux actions privilégiées de série AF (sauf si la contrepartie est payée à même le produit net en espèces d’un placement, fait à la même époque, d’actions de la Société de rang inférieur aux actions privilégiées de série AF);

(c)	racheter, acheter ni autrement rembourser moins de la totalité des actions privilégiées de série AF alors en circulation; ni

(d)
racheter, acheter ni autrement rembourser (sauf dans le cadre de l’exercice d’un privilège de rachat au gré du porteur ou d’une obligation de rachat par la Société s’y rapportant) aucune action de la Société de toute catégorie ou série de même rang que les actions privilégiées de série AF, étant entendu que les restrictions mentionnées dans le présent paragraphe (d) ne porteront aucunement atteinte au droit de la Société de racheter, d’acheter ou de rembourser autrement à titre onéreux toute action de la Société de toute catégorie de rang supérieur aux actions privilégiées de série AF;

à moins que, dans chacun de ces cas, tous les dividendes cumulatifs accumulés au titre des actions privilégiées de série AF en circulation, y compris le dividende payable pour la dernière période écoulée pour laquelle des dividendes étaient payables, n’aient été déclarés et payés.
Toute approbation des porteurs d’actions privilégiées de série AF exigée en vertu du présent article 3.24.5 pourra être donnée conformément au deuxième paragraphe de l’article 3.24.7 et à l’article 3.24.10. Nonobstant les dispositions de l’article 3.24.10 des présentes, toute approbation exigée en vertu du présent article 3.24.5 ne pourra être donnée qu’au moyen du vote favorable des porteurs de la majorité des actions privilégiées de série AF présents ou représentés à une assemblée, ou à une reprise d’assemblée, des porteurs d’actions privilégiées de série AF dûment convoquée à cette fin et à laquelle il y aura quorum.

3.24.6	Achat pour annulation
La Société pourra à tout moment acheter pour annulation la totalité ou une partie des actions privilégiées de série AF en circulation, sur le marché libre, par l’intermédiaire d’un courtier en valeurs mobilières ou de toute firme membre d’une bourse reconnue, ou par convention privée ou autrement, au(x) plus bas prix, de l’avis du conseil d’administration, auquel (auxquels) ces actions sont disponibles.
3.24.7	Droits de vote
Si la Société est en défaut de payer huit (8) dividendes consécutifs ou non consécutifs au titre des actions privilégiées de série AF, les porteurs d’actions privilégiées de série AF auront le droit d’être convoqués et d’assister à chaque assemblée des actionnaires de la Société (autre qu’une assemblée distincte réservée aux porteurs d’actions de la Société de toute autre catégorie ou série) tenue plus de 60 jours après la date du premier défaut de paiement, et d’y voter à raison de un (1) vote par action privilégiée de série AF détenue, et ce, jusqu’à ce que tous les arriérés de dividendes au titre des actions privilégiées de série AF aient été acquittés, après quoi les droits prendront fin et ne seront réouverts que lorsque la Société sera de nouveau en défaut, le cas échéant, conformément aux dispositions du présent article 3.24.7.
Chaque action privilégiée de série AF confère à son porteur un (1) vote relativement à toute mesure à prendre par la Société et exigeant l’approbation des porteurs des actions privilégiées de série AF, votant en tant que série ou en tant que partie d’une catégorie.
3.24.8	Émission d’actions privilégiées additionnelles
La Société pourra émettre des séries additionnelles d’actions privilégiées de premier rang de même rang que les actions privilégiées de série AF sans l’autorisation des porteurs des actions privilégiées de série AF.
3.24.9	Modifications
Les dispositions afférentes aux actions privilégiées de série AF en tant que série peuvent être abrogées ou modifiées moyennant l’approbation alors exigée par la LCSA, donnée conformément aux dispositions de l’article 3.24.10.
Aucune des dispositions des statuts de la Société relatifs aux actions privilégiées de série AF en tant que série ne peut être modifiée d’aucune manière à moins que les dispositions relatives aux actions privilégiées de série AE en tant que série, le cas échéant, ne fassent en même temps, dans la mesure jugée nécessaire par la Société, l’objet de modifications dont la nature et l’étendue sont les mêmes.
3.24.10	Approbation des porteurs d’actions privilégiées de série AF
Toute approbation des porteurs d’actions privilégiées de série AF sera réputée valablement donnée à toutes fins si elle est donnée par les porteurs d’actions privilégiées de série AF conformément aux dispositions afférentes aux actions privilégiées de premier rang, en tant que catégorie, qui s’appliquent aux présentes avec les adaptations nécessaires.
3.24.11	Choix quant à l’imposition
La Société fera un choix, de la manière et dans les délais prescrits par la LIR, en vertu du paragraphe 191.2(1) de cette loi ou de toute autre disposition de portée semblable remplaçant ce paragraphe ou lui succédant, et prendra toutes les mesures nécessaires conformément à cette loi, afin de payer l’impôt à un taux tel qu’aucun porteur d’actions privilégiées de série AF ne sera tenu de payer l’impôt sur les dividendes reçus au titre des actions privilégiées de série AF aux termes de l’article 187.2 de la partie IV.I de cette loi ou de toute disposition de portée semblable remplaçant cet article ou lui succédant.
3.24.12	Interruption du service postal
Si la Société considère que le service postal est ou est menacé d’être interrompu, durant une période où la Société est tenue ou a décidé d’expédier quelque avis par la poste en vertu des présentes ou doit envoyer un chèque ou un certificat d’actions à tout porteur d’actions privilégiées de série AF, soit relativement au rachat ou à la conversion de ces actions ou autrement, la Société pourra, nonobstant les dispositions des présentes :
(a)
donner cet avis par voie de télex, télécopieur ou télégraphe ou encore par voie de publication de l’avis concerné une fois par semaine pendant deux semaines consécutives dans un quotidien à grand tirage publié ou distribué à Montréal et à Toronto, et cet avis sera réputé avoir été donné à la date de la communication par télex, télécopieur ou télégraphe ou à la date de la première publication de l’avis; et

(b)
respecter son engagement d’envoyer ce chèque ou ce certificat d’actions en prenant des mesures pour que ces derniers soient livrés au principal établissement de la Société à Montréal. Ce chèque ou ce certificat d’actions seront réputés avoir été envoyés à la date à laquelle l’avis concernant une telle mesure aura été donné, comme le prévoit le paragraphe (a) ci-dessus, pourvu que, aussitôt que la Société aura déterminé que le service postal n’est plus ni interrompu ni menacé de l’être, ce chèque ou ce certificat d’actions soit livré au porteur, si cela n’a pas déjà été fait, par courrier de première classe ordinaire affranchi non recommandé à l’adresse inscrite de toute personne qui, à la date de l’envoi postal, est un porteur inscrit autorisé à recevoir ce chèque ou certificat d’actions ou, si l’adresse de tout porteur n’est pas inscrite au registre des valeurs mobilières de la Société, à la dernière adresse de ce porteur connue de la Société.

3.24.13	Définitions
Dans les dispositions des présentes ayant trait aux actions privilégiées de série AF :
(a)
« de rang supérieur », « de même rang » et « de rang inférieur » s’entendent de l’ordre de priorité des versements de dividendes et la répartition d’éléments d’actif en cas de liquidation, de dissolution ou d’abandon des affaires de la Société, volontaire ou non, ou de toute autre répartition d’éléments d’actif de la Société parmi ses actionnaires dans le but de liquider ses affaires.

(b)
« dividendes accumulés et impayés » s’entend de la somme : (i) de tous les dividendes impayés sur les actions privilégiées de série AF pour tout trimestre et (ii) du montant calculé comme si les dividendes sur chaque action privilégiée de série AF s’étaient accumulés quotidiennement à compter de la date à laquelle le dernier dividende trimestriel était payable jusqu’à la date à laquelle le calcul des dividendes accumulés doit être fait, exclusivement.

3.24.14	Interprétation
Dans le cas où une date à laquelle la Société doit payer un dividende sur les actions privilégiées de série AF, ou une autre date à laquelle la Société ou les porteurs d’actions privilégiées de série AF doivent prendre une autre mesure en vertu des présentes ne serait pas un jour ouvrable (ainsi que ce terme est défini ci-après), alors ce dividende sera payable, ou cette autre mesure sera prise, le jour ouvrable suivant. Un « jour ouvrable » est un jour autre qu’un samedi, un dimanche ou tout autre jour férié pour le bureau principal de la Société au Canada.
3.25	ACTIONS PRIVILÉGIÉES DE SÉRIE AG
Les actions privilégiées de série AG comportent, outre les droits, privilèges, conditions et restrictions afférents à la catégorie des actions privilégiées de premier rang, les droits, privilèges, conditions et restrictions qui suivent.
3.25.1	Dividendes
3.25.1.1	Définitions
Sauf si le contexte ne s’y prête pas, les définitions suivantes s’appliquent aux présentes :
(a)	« date de paiement de dividende » Premier jour de février, de mai, d’août et de novembre de chaque année. La première date de paiement de dividende sera le 1er février 2007.

(b)	« période de taux fixe initial » La période commençant à la date de la première émission d’actions privilégiées de série AG et se terminant le 30 avril 2011, inclusivement.

(c)
« période de taux fixe suivant » Pour la première période de taux fixe suivant, la période commençant le 1er mai 2011 et se terminant le 30 avril 2016, inclusivement, et pour chaque période de taux fixe suivant consécutive, la période commençant le lendemain de la fin de la période de taux fixe suivant précédente et se terminant le 30 avril, inclusivement, de la cinquième année suivante.

(d)
« rendement des obligations du gouvernement du Canada » À une date donnée, la moyenne des rendements qu’une obligation du gouvernement du Canada non remboursable par anticipation aurait si elle était émise en dollars canadiens au Canada à 100 % de son montant en capital à cette date, avec une échéance de cinq ans, désignés par deux courtiers en valeurs mobilières canadiens inscrits, choisis par la Société, comme étant les rendements à l’échéance à cette date, composés semestriellement et calculés conformément aux principes financiers généralement reconnus.

(e)	« taux de dividende annuel » Le taux de dividende fixe initial ou le taux de dividende fixe suivant, selon le cas, prévu par le présent article 3.25.1 et applicable au moment pertinent.

(f)	« taux de dividende fixe initial » 4,35 % par année.

(g)	« taux de dividende fixe suivant » Le taux d’intérêt pendant une période de taux fixe suivant exprimé en tant que pourcentage annuel, fixé conformément à l’article 3.25.1.5 des présentes.

(h)	« transmission électronique » La transmission par télécopieur, courrier électronique, Internet ou d’autres moyens électroniques.
3.25.1.2	Généralités
Les porteurs d’actions privilégiées de série AG auront le droit de recevoir, pour autant qu’ils soient déclarés par le conseil d’administration, des dividendes en espèces privilégiés cumulatifs et fixes, puisés à même les fonds de la Société pouvant être dûment affectés au paiement de dividendes, aux taux prévus par les présentes. Les dividendes sur les actions privilégiées de série AG s’accumuleront quotidiennement à compter de leur date d’émission inclusivement et seront payables trimestriellement pendant la période de taux fixe initial et pendant toute période de taux fixe suivant. Les dividendes sur les actions privilégiées de série AG qui sont payables à une date de paiement de dividende donnée (diminués de tout impôt devant être déduit) seront payés par chèque, au pair, en monnaie ayant cours légal au Canada, à toute succursale au Canada des banquiers de la Société. Malgré ce qui précède ou toute autre indication contraire dans les présents statuts, ces dividendes sont réputés avoir commencé à courir le 1er novembre 2006 au taux de dividende fixe initial, peu importe si des actions privilégiées de série AG étaient en circulation à cette date.
Le paiement des dividendes déclarés sur les actions privilégiées de série AG sera effectué (sauf en cas de rachat, le paiement des dividendes étant alors effectué au moment de la remise du certificat représentant les actions privilégiées de série AG devant être rachetées) par la mise à la poste, dans une enveloppe affranchie adressée à chaque porteur d’actions privilégiées de série AG à sa dernière adresse figurant au registre des valeurs mobilières de la Société ou, si son adresse ne figure pas au registre, à sa dernière adresse connue de la Société ou, dans le cas de coporteurs, à l’adresse de celui dont le nom figure en premier au registre des valeurs mobilières de la Société en tant que l’un de ces coporteurs, d’un chèque pour le montant de ces dividendes (diminué de tout impôt devant être déduit) payable à l’ordre de ce porteur ou, dans le cas de coporteurs, à l’ordre de tous les coporteurs, sauf indication contraire de leur part par écrit. Nonobstant ce qui précède, tout chèque de paiement de dividendes peut être livré par la Société à un porteur d’actions privilégiées de série AG à son adresse ainsi qu’elle est indiquée ci-dessus. La mise à la poste ou la livraison d’un tel chèque sera réputée constituer le paiement et satisfera à toutes obligations de paiement de ces dividendes pour ce qui est du montant représenté par un tel chèque (compte tenu du montant de tout impôt devant être déduit mentionné ci-dessus), à moins que ce chèque ne soit pas payé au moment où il est dûment présenté.
3.25.1.3	Période de taux fixe initial
Pendant la période de taux fixe initial, les dividendes sur les actions privilégiées de série AG seront payables trimestriellement au taux de dividende fixe initial. Par conséquent, à chaque date de paiement de dividende au cours de la période de taux fixe initial, y compris le 1er mai 2011, le dividende payable sera de 0,271875 $ par action privilégiée de série AG.
3.25.1.4	Période de taux fixe suivant
Pendant la période de taux fixe suivant, les dividendes sur les actions privilégiées de série AG seront payables trimestriellement au taux de dividende fixe suivant. Par conséquent, à chaque date de paiement de dividende au cours d’une période de taux fixe suivant, le dividende payable sera le montant annuel par action (arrondi au millième (1/1000) de cent près) déterminé en multipliant le taux de dividende annuel par 25,00 $.
3.25.1.5	Détermination du taux de dividende fixe suivant
La Société déterminera, le 25e jour précédant le premier jour de chaque période de taux fixe suivant, le taux de dividende annuel pour chaque période de taux fixe suivant, lequel taux de dividende annuel ne doit pas être inférieur à 80 % du rendement des obligations du Canada en vigueur à 10 h (heure de Montréal) ce 25e jour avant le premier jour de chaque période de taux fixe suivant, et en avisera : (i) le jour ouvrable suivant, toutes les bourses de valeurs mobilières au Canada à la cote desquelles les actions privilégiées de série AG sont inscrites ou, si les actions privilégiées de série AG ne sont pas inscrites à la cote d’une bourse de valeurs mobilières au Canada, l’Association canadienne des courtiers en valeurs mobilières; et (ii) dans les trois (3) jours ouvrables suivants, les porteurs des actions privilégiées de série AG, en le publiant une fois dans l’édition canadienne du journal anglais The Globe and Mail et une fois dans la ville de Montréal dans des quotidiens à grand tirage français et anglais, étant entendu que si l’un ou l’autre de ces quotidiens n’est pas à grand tirage à ce moment, un tel avis sera publié dans une autre publication équivalente.
3.25.2	Droits en cas de liquidation
En cas de liquidation, de dissolution ou d’abandon des affaires de la Société ou de toute autre répartition des éléments d’actif de la Société aux fins de liquider ses affaires, les porteurs des actions privilégiées de série AG auront le droit de recevoir 25,00 $ par action privilégiée de série AG augmentés de tous les dividendes accumulés et impayés jusqu’à la date de paiement ou de répartition, exclusivement, avant qu’aucun montant ne soit payé ou qu’aucun élément d’actif de la Société ne soit réparti parmi les porteurs des actions ordinaires de la Société ou de toutes autres actions de rang inférieur aux actions privilégiées de série AG. Une fois ces montants payés, les porteurs des actions privilégiées de série AG ne seront admissibles à aucune répartition subséquente des biens ou des éléments d’actif de la Société.
3.25.3	Rachat d’actions
La Société ne pourra racheter d’actions privilégiées de série AG avant le 1er mai 2011. Sous réserve des lois applicables et de l’article 3.25.5 ci-après, après avis comme prévu ci-après, la Société pourra, le 1er mai 2011 ou le 1er mai tous les cinq ans par la suite, racheter la totalité mais non moins de la totalité des actions privilégiées de série AG en circulation contre paiement de 25,00 $ pour chacune de ces actions à racheter, augmentés des dividendes accumulés et impayés jusqu’à la date fixée pour le rachat, exclusivement, le tout constituant le prix de rachat.
La Société donnera un préavis écrit d’au moins 45 jours et d’au plus 60 jours de son intention de racheter des actions privilégiées de série AG à toute personne qui, à la date de l’envoi de ce préavis, est détentrice de ces actions à racheter. L’avis devra être envoyé, au gré de la Société, par messager ou par la poste, dans une enveloppe affranchie, dans l’un ou l’autre cas, à tous les porteurs d’actions privilégiées de série AG à racheter, à leur dernière adresse inscrite au registre des valeurs mobilières de la Société ou à défaut d’une telle inscription, à la dernière adresse du porteur connue de la Société ou par transmission électronique à chaque porteur d’actions privilégiées de série AG ayant demandé la transmission électronique, à la dernière adresse électronique fournie par le porteur à la Société; cependant, toute omission ou tout défaut involontaires d’envoyer un tel avis à un ou à plusieurs de ces porteurs ne sera d’aucun effet sur la validité du rachat des actions privilégiées de série AG des autres porteurs. L’avis devra indiquer le nombre d’actions privilégiées de série AG à racheter détenues par la personne à qui il est adressé, ainsi que le prix de rachat, et devra aussi indiquer la date fixée pour le rachat; à la date prévue pour ce rachat ou à toute date ultérieure, la Société, sur présentation et remise du ou des certificats représentant ces actions à tout endroit au Canada mentionné dans l’avis, paiera ou fera en sorte que soit payé le prix de rachat aux porteurs d’actions privilégiées de série AG à racheter. Le paiement se fera par chèque payable au pair à toute succursale au Canada des banquiers de la Société. À compter de la date mentionnée dans l’avis, les porteurs d’actions privilégiées de série AG à racheter n’auront plus aucun droit aux dividendes sur ces actions ni aucun autre droit en qualité de porteurs de ces actions, à moins que la Société n’omette de payer le prix de rachat. En tout temps après que l’avis de rachat susmentionné aura été donné, la Société pourra déposer le montant du prix de rachat de la totalité ou d’une partie des actions privilégiées de série AG à racheter dans une ou plusieurs banques à charte ou sociétés de fiducie au Canada dont les noms auront été donnés dans l’avis. Ces dépôts seront effectués dans un ou plusieurs comptes en fiducie pour le bénéfice des porteurs des actions à racheter et les montants leur seront versés par ces banques ou sociétés de fiducie sur remise du ou des certificats; dès l’exécution de ces dépôts, les actions seront rachetées à la date de rachat indiquée dans l’avis de rachat. Dès que la Société aura effectué de dépôt susmentionné à l’égard de toutes actions, les porteurs de celles-ci n’auront plus, à

compter de la date de rachat, aucun autre droit en qualité de porteurs de ces actions, et leurs droits seront limités à la perception de la portion des montants déposés qui s’applique à ces actions, sans intérêt; tout intérêt payé sur ces dépôts appartiendra à la Société.
3.25.4	Conversion des actions privilégiées de série AG
3.25.4.1	Conversion au gré du porteur
Les porteurs d’actions privilégiées de série AG pourront, à leur gré, le 1er mai 2011 et le 1er mai tous les cinq ans par la suite (une « date de conversion »), convertir, en totalité ou en partie, sous réserve des modalités des présentes, les actions privilégiées de série AG inscrites en leur nom en actions privilégiées de série AH de la Société à raison de une (1) action privilégiée de série AH pour chaque action privilégiée de série AG. La Société devra aviser par écrit les porteurs d’actions privilégiées de série AG alors en circulation du droit de conversion prévu par les présentes; un tel avis sera envoyé, au gré de la Société, par messager ou par la poste, dans une enveloppe affranchie, dans l’un ou l’autre cas, à tous les porteurs d’actions privilégiées de série AG, à leur dernière adresse inscrite au registre des valeurs mobilières de la Société ou à défaut d’une telle inscription, à la dernière adresse du porteur connue de la Société ou par transmission électronique à chaque porteur d’actions privilégiées de série AG ayant demandé la transmission électronique, à la dernière adresse électronique fournie par le porteur à la Société. Cet avis devra indiquer la date de conversion et être donné au moins 45 jours et au plus 60 jours avant la date de conversion applicable.
Si, conformément à l’article 3.25.3, la Société avise les porteurs d’actions privilégiées de série AG du rachat de la totalité des actions privilégiées de série AG, elle ne sera pas tenue de les aviser, comme le prévoit le présent article 3.25.4.1, de leur droit de conversion; en outre, le droit de tout porteur d’actions privilégiées de série AG de convertir de telles actions privilégiées de série AG prévu aux présentes prendra fin dans un tel cas.
Si, à la suite de la fermeture des bureaux le 10e jour précédant une date de conversion, la Société détermine qu’il y aurait moins de 2 000 000 d’actions privilégiées de série AH en circulation à la date de conversion, en tenant compte de toutes les actions privilégiées de série AG déposées aux fins de conversion en actions privilégiées de série AH et de toutes les actions privilégiées de série AH déposées aux fins de conversion en actions privilégiées de série AG, les porteurs d’actions privilégiées de série AG n’auront pas le droit de convertir leurs actions en actions privilégiées de série AH. La Société en avisera par écrit, conformément aux dispositions du premier paragraphe du présent article 3.25.4.1, tous les porteurs visés d’actions privilégiées de série AG avant la date de conversion applicable et émettra et livrera, ou fera en sorte que soient livrés, avant cette date de conversion, aux frais de la Société, à ces porteurs d’actions privilégiées de série AG ayant déposé aux fins de conversion un ou plusieurs certificats représentant des actions privilégiées de série AG, de nouveaux certificats représentant les actions privilégiées de série AG représentées par un ou plusieurs certificats déposés comme indiqué ci-dessus.
3.25.4.2	Conversion automatique
Si, à la suite de la fermeture des bureaux le 10e jour précédant une date de conversion, la Société détermine qu’il y aurait moins de 2 000 000 d’actions privilégiées de série AG en circulation à la date de conversion, en tenant compte de toutes les actions privilégiées de série AG déposées aux fins de conversion en actions privilégiées de série AH et de toutes les actions privilégiées de série AH déposées aux fins de conversion en actions privilégiées de série AG, la totalité mais non une partie des actions privilégiées de série AG en circulation restantes sera automatiquement convertie en actions privilégiées de série AH à raison de une (1) action privilégiée de série AH pour chaque action privilégiée de série AG, et ce, à la date de conversion applicable, et la Société donnera un avis écrit à

cet effet, conformément aux dispositions de l’article 3.25.4.1, aux porteurs de ces actions privilégiées de série AG avant la date de conversion.
3.25.4.3	Exercice du privilège de conversion
La conversion des actions privilégiées de série AG peut être effectuée par la remise, au plus tôt 45 jours avant une date de conversion et au plus tard à la fermeture des bureaux le 10e jour précédant une date de conversion, durant les heures d’ouverture normales, du ou des certificats les représentant, à tout bureau d’un agent des transferts de la Société où les actions privilégiées de série AG peuvent être transférées, ce ou ces certificats étant accompagnés : (i) du paiement ou d’un reçu attestant le paiement de l’impôt payable (s’il y a lieu), prévu au présent article 3.25.4.3; et (ii) d’un instrument de remise acceptable pour la Société et dûment signé par le porteur ou son fondé de pouvoir dûment autorisé par écrit, instrument dans lequel ce porteur peut également indiquer qu’il ne veut convertir qu’une partie seulement des actions privilégiées de série AG représentées par ce ou ces certificats, qui n’ont pas jusqu’alors été désignées en vue du rachat, auquel cas la Société émettra et livrera ou fera livrer à ses frais, un nouveau certificat, au nom du porteur, représentant les actions privilégiées de série AG qui sont représentées par ce ou ces certificats et qui n’auront pas été converties.
Dans le cas où la Société est tenue de convertir la totalité des actions privilégiées de série AG en circulation restantes en actions privilégiées de série AH à la date de conversion applicable, comme le prévoit l’article 3.25.4.2, les actions privilégiées de série AG que les porteurs n’avaient pas choisi de convertir devront être converties à la date de conversion en actions privilégiées de série AH, et les porteurs de ces actions seront réputés être porteurs d’actions privilégiées de série AH à la fermeture des bureaux à la date de conversion et auront le droit, après avoir remis, pendant les heures d’ouverture normales, à tout bureau d’un agent des transferts de la Société où les actions privilégiées de série AG peuvent être transférées, le ou les certificats représentant les actions privilégiées de série AG non remis précédemment aux fins de conversion, de recevoir un ou plusieurs certificats représentant le même nombre d’actions privilégiées de série AH de la manière et selon les dispositions prévues dans le présent article 3.25.4.3.
Aussitôt que possible après la date de conversion, la Société émettra et livrera ou fera livrer au porteur d’actions privilégiées de série AG ainsi remises, ou selon son ordre écrit, un ou plusieurs certificats à son nom ou au nom de la ou des personnes qu’il aura désignées, pour le nombre d’actions privilégiées de série AH entièrement libérées et non cotisables et le nombre d’actions privilégiées de série AG restantes, le cas échéant, auquel ce porteur aura droit. Cette conversion sera présumée effectuée à la fermeture des bureaux à la date de conversion de sorte que les droits du porteur de ces actions privilégiées de série AG à ce titre cesseront à ce moment, et la ou les personnes ayant le droit de recevoir des actions privilégiées de série AH à la suite de cette conversion seront à toutes fins considérées comme porteurs inscrits de ces actions privilégiées de série AH dès ce moment.
Le porteur de toute action privilégiée de série AG inscrit à la date de clôture des registres aux fins de tout dividende déclaré payable sur cette action aura droit à ce dividende même si l’action a été convertie en action privilégiée de série AH après cette date de clôture des registres et avant la date de paiement de ce dividende ou à cette date même.
L’émission de certificats d’actions privilégiées de série AH au moment de la conversion d’actions privilégiées de série AG s’effectuera sans frais pour les porteurs convertissant leurs actions privilégiées de série AG, quant aux droits ou impôts applicables à l’émission de ces certificats ou des actions privilégiées de série AH qu’ils représentent; cependant, la Société ne sera pas tenue de payer l’impôt qui pourrait être exigé d’une ou de plusieurs personnes par suite de l’émission à cette personne ou à ces personnes de ces actions privilégiées de série AH ou l’émission des certificats s’y rapportant, ou par suite de tout transfert résultant de l’émission et de la livraison de ces certificats au nom d’une ou de plusieurs personnes autres que le porteur des actions privilégiées de série AG converties; et la Société ne sera tenue d’émettre ou de livrer ces certificats que si les personnes en demandant l’émission lui versent le montant de cet impôt ou lui démontrent d’une façon qui lui est satisfaisante qu’elles l’ont acquitté.
3.25.4.4	Statut des actions privilégiées de série AG converties
Toutes les actions privilégiées de série AG converties en actions privilégiées de série AH à une date de conversion donnée ne seront pas annulées, mais reprendront le statut d’actions autorisées mais non émises de la Société à la fermeture des bureaux à la date de conversion.
3.25.5	Restrictions concernant les dividendes et le remboursement des actions
La Société ne pourra, sans l’approbation des porteurs d’actions privilégiées de série AG en circulation :
(a)
déclarer, payer ni mettre de côté à des fins de paiement aucun dividende sur les actions ordinaires ou toute autre action de la Société de rang inférieur aux actions privilégiées de série AG (sauf des dividendes en actions payables en actions de la Société de rang inférieur aux actions privilégiées de série AG);

(b)
racheter, acheter ni autrement rembourser, ni procéder à aucune répartition de capital au titre des actions ordinaires de la Société ou de toute autre action de la Société de rang inférieur aux actions privilégiées de série AG (sauf si la contrepartie est payée à même le produit net en espèces d’un placement, fait à la même époque, d’actions de la Société de rang inférieur aux actions privilégiées de série AG);

(c)	acheter ni autrement rembourser moins de la totalité des actions privilégiées de série AG alors en circulation; ni

(d)
acheter ni autrement rembourser (sauf dans le cadre de l’exercice d’un privilège de rachat au gré du porteur ou d’une obligation de rachat par la Société s’y rapportant) aucune action de la Société de toute catégorie ou série de même rang que les actions privilégiées de série AG, étant entendu que les restrictions mentionnées dans le présent paragraphe d) ne porteront aucunement atteinte au droit de la Société de racheter, d’acheter ou de rembourser autrement à titre onéreux toute action de la Société de toute catégorie de rang supérieur aux actions privilégiées de série AG;

à moins que, dans chacun de ces cas, tous les dividendes cumulatifs accumulés au titre des actions privilégiées de série AG en circulation, y compris le dividende payable pour la dernière période écoulée pour laquelle des dividendes étaient payables, n’aient été déclarés et payés.
Toute approbation des porteurs d’actions privilégiées de série AG exigée en vertu du présent article 3.25.5 pourra être donnée conformément au deuxième paragraphe de l’article 3.25.7 et à l’article 3.25.10. Nonobstant les dispositions de l’article 3.25.10 des présentes, toute approbation exigée en vertu du présent article 3.25.5 ne pourra être donnée qu’au moyen du vote favorable des porteurs de la majorité des actions privilégiées de série AG présents ou représentés à une assemblée, ou à une reprise d’assemblée, des porteurs d’actions privilégiées de série AG dûment convoquée à cette fin et à laquelle il y aura quorum.

3.25.6	Achat pour annulation
La Société pourra à tout moment acheter pour annulation la totalité ou une partie des actions privilégiées de série AG en circulation, sur le marché libre, par l’intermédiaire d’un courtier en valeurs mobilières ou de toute firme membre d’une bourse reconnue, ou par convention privée ou autrement, au(x) plus bas prix, de l’avis du conseil d’administration, auquel (auxquels) ces actions sont disponibles.
3.25.7	Droits de vote
Si la Société est en défaut de payer huit (8) dividendes consécutifs ou non consécutifs au titre des actions privilégiées de série AG, les porteurs d’actions privilégiées de série AG auront le droit d’être convoqués et d’assister à chaque assemblée des actionnaires de la Société (autre qu’une assemblée distincte réservée aux porteurs d’actions de la Société de toute autre catégorie ou série) tenue plus de 60 jours après la date du premier défaut de paiement, et d’y voter à raison de un (1) vote par action privilégiée de série AG détenue, et ce, jusqu’à ce que tous les arriérés de dividendes au titre des actions privilégiées de série AG aient été acquittés, après quoi les droits prendront fin et ne seront réouverts que lorsque la Société sera de nouveau en défaut, le cas échéant, conformément aux dispositions du présent article 3.25.7.
Chaque action privilégiée de série AG confère à son porteur un (1) vote relativement à toute mesure à prendre par la Société et exigeant l’approbation des porteurs des actions privilégiées de série AG, votant en tant que série ou en tant que partie d’une catégorie.
3.25.8	Émission d’actions privilégiées additionnelles
La Société pourra émettre des séries additionnelles d’actions privilégiées de premier rang de même rang que les actions privilégiées de série AG sans l’autorisation des porteurs des actions privilégiées de série AG.
3.25.9	Modifications
Les dispositions afférentes aux actions privilégiées de série AG en tant que série peuvent être abrogées ou modifiées moyennant l’approbation alors exigée par la LCSA, donnée conformément aux dispositions de l’article 3.25.10.
Aucune des dispositions des statuts de la Société relatifs aux actions privilégiées de série AG en tant que série ne peut être modifiée d’aucune manière à moins que les dispositions relatives aux actions privilégiées de série AH en tant que série, le cas échéant, ne fassent en même temps, dans la mesure jugée nécessaire par la Société, l’objet de modifications dont la nature et l’étendue sont les mêmes.
3.25.10	Approbation des porteurs d’actions privilégiées de série AG
Toute approbation des porteurs d’actions privilégiées de série AG sera réputée valablement donnée à toutes fins si elle est donnée par les porteurs d’actions privilégiées de série AG conformément aux dispositions afférentes aux actions privilégiées de premier rang, en tant que catégorie, qui s’appliquent aux présentes avec les adaptations nécessaires.
3.25.11	Choix quant à l’imposition
La Société fera un choix, de la manière et dans les délais prescrits par la LIR, en vertu du paragraphe 191.2(1) de cette loi ou de toute autre disposition de portée semblable remplaçant ce paragraphe ou lui succédant, et prendra toutes les mesures nécessaires conformément à cette loi, afin de payer l’impôt à un taux tel qu’aucun porteur d’actions privilégiées de série AG ne sera tenu de payer l’impôt sur les dividendes reçus au titre des actions privilégiées de série AG aux termes de l’article 187.2 de la partie IV.I de cette loi ou de toute disposition de portée semblable remplaçant cet article ou lui succédant.
3.25.12	Interruption du service postal
Si la Société considère que le service postal est ou est menacé d’être interrompu, durant une période où la Société est tenue ou a décidé d’expédier quelque avis par la poste en vertu des présentes ou doit envoyer un chèque ou un certificat d’actions à tout porteur d’actions privilégiées de série AG, soit relativement au rachat ou à la conversion de ces actions ou autrement, la Société pourra, nonobstant les dispositions des présentes :
(a)
donner cet avis par voie de transmission électronique, télex ou télégraphe ou encore par voie de publication de l’avis concerné une fois par semaine pendant deux semaines consécutives dans un quotidien à grand tirage publié ou distribué à Montréal et à Toronto, et cet avis sera réputé avoir été donné à la date de la communication par transmission électronique, télex ou télégraphe ou à la date de la première publication de l’avis; et

(b)
respecter son engagement d’envoyer ce chèque ou ce certificat d’actions en prenant des mesures pour que ces derniers soient livrés au principal établissement de la Société à Montréal. Ce chèque ou ce certificat d’actions seront réputés avoir été envoyés à la date à laquelle l’avis concernant une telle mesure aura été donné, ainsi qu’il est stipulé au paragraphe (a) ci-dessus, pourvu que, aussitôt que la Société aura déterminé que le service postal n’est plus ni interrompu ni menacé de l’être, ce chèque ou ce certificat d’actions soit livré au porteur, si cela n’a pas déjà été fait, par courrier de première classe ordinaire affranchi non recommandé à l’adresse inscrite de toute personne qui, à la date de l’envoi postal, est un porteur inscrit autorisé à recevoir ce chèque ou certificat d’actions ou, si l’adresse de tout porteur n’est pas inscrite au registre des valeurs mobilières de la Société, à la dernière adresse de ce porteur connue de la Société.

3.25.13	Définitions
Dans les dispositions des présentes ayant trait aux actions privilégiées de série AG :
(a)
« de rang supérieur », « de même rang » et « de rang inférieur » s’entendent de l’ordre de priorité des versements de dividendes et de la répartition d’éléments d’actif en cas de liquidation, de dissolution ou d’abandon des affaires de la Société, volontaire ou non, ou de toute autre répartition d’éléments d’actif de la Société parmi ses actionnaires dans le but de liquider ses affaires.

(b)
« dividendes accumulés et impayés » s’entend de la somme : (i) de tous les dividendes impayés sur les actions privilégiées de série AG pour tout trimestre et (ii) du montant calculé comme si les dividendes sur chaque action privilégiée de série AG s’étaient accumulés quotidiennement à compter de la date à laquelle le dernier dividende trimestriel était payable jusqu’à la date à laquelle le calcul des dividendes accumulés doit être fait, exclusivement.

3.25.14	Interprétation
Dans le cas où une date à laquelle la Société doit payer un dividende sur les actions privilégiées de série AG, ou une autre date à laquelle la Société ou les porteurs d’actions privilégiées de série AG doivent prendre une autre mesure aux termes des présentes ne serait pas un jour ouvrable (ainsi que ce terme est défini ci-après), alors ce dividende sera payable, ou cette autre mesure sera prise, le jour ouvrable suivant. Un « jour ouvrable » est un jour autre qu’un samedi, un dimanche ou tout autre jour férié pour le bureau principal de la Société au Canada.
3.26	ACTIONS PRIVILÉGIÉES DE SÉRIE AH
Les actions privilégiées de série AH comportent, outre les droits, privilèges, conditions et restrictions afférents à la catégorie des actions privilégiées de premier rang, les droits, privilèges, conditions et restrictions qui suivent.
3.26.1	Dividendes

3.26.1.1	Définitions
Sauf si le contexte ne s’y prête pas, les définitions suivantes s’appliquent aux présentes :
(a)
« banques » Deux banques parmi la Banque Royale du Canada, la Banque de Montréal, la Banque de Nouvelle-Écosse, la Banque Toronto-Dominion et la Banque canadienne impériale de commerce et tout successeur de celles-ci que le conseil d’administration désigne en avisant l’agent des transferts des actions privilégiées de séries AH. Un tel avis doit être donné au moins deux (2) jours ouvrables avant le début d’une période de dividende donnée et prendra effet à ce moment. Tant qu’un tel avis n’aura pas été donné, « banques » s’entend de la Banque Royale du Canada et de la Banque Toronto-Dominion;

(b)
« bourse » La bourse de Toronto, toute autre place boursière ou tout autre marché organisé au Canada que la Société considère comme le principal marché de négociation des actions privilégiées de série AH.

(c)	« cours de référence » Pour un mois donné, quotient obtenu en divisant :
(i)	le total de la valeur quotidienne ajustée des actions négociées de toutes les séances de bourse de ce mois par
(ii)	le total du volume quotidien des actions négociées de toutes les séances de bourse de ce mois.

Malgré ce qui précède, le cours de référence du mois de janvier 2007 sera calculé d’après les renseignements sur les opérations de la Bourse de Toronto concernant les actions privilégiées de catégorie A à dividende cumulatif et remboursables de série 18 de Bell Canada. Par conséquent, le montant de la déduction quotidienne relative au dividende accumulé, la valeur quotidienne ajustée, le total du volume quotidien des actions négociées et les décisions connexes du mois de janvier 2007 doivent être calculés ou prises par rapport aux actions privilégiées à dividende cumulatif et remboursables de série 18 de Bell Canada et non pas aux actions privilégiées de série AH.

(d)	« date de clôture des registres réputée » Dernier jour de bourse d’un mois à l’égard duquel aucun dividende n’est déclaré par le conseil d’administration.

(e)	« date de paiement de dividende » Douzième jour de chaque mois à compter du mois suivant immédiatement la date d’émission des actions privilégiées de série AH.

(f)	« date ex-dividende » :
(i)
la séance de bourse désignée ou reconnue, conformément aux règles ou aux pratiques habituelles de la bourse, à titre de date ex-dividende aux fins de toute date de clôture des registres pour les dividendes d’actions privilégiées de série AH; ou

(ii)
si le conseil d’administration ne déclare pas de dividende pour un mois donné, la séance de bourse qui serait considérée, conformément aux règles ou aux pratiques habituelles de la bourse, comme la date ex-dividende aux fins de toute date de clôture des registres réputée pour les actions privilégiées de série AH.

(g)	« déduction quotidienne relative au dividende accumulé » Pour une séance de bourse donnée :
(i)
produit obtenu en multipliant le dividende accumulé sur une action privilégiée de série AH pour le mois au cours duquel tombe la séance de bourse, par le nombre de jours entre le jour précédant la date ex-dividende qui précède immédiatement cette séance de bourse, exclusivement, et le jour de cette séance de bourse, inclusivement (ou par un (1) jour, si cette séance de bourse est une date ex-dividende), divisé par
(ii)	le nombre de jours entre cette date ex dividende, inclusivement, et la prochaine date ex-dividende, exclusivement.
(h)
« facteur d’ajustement » Pur un mois donné, le pourcentage annuel, positif ou négatif, établi en fonction du cours de référence des actions privilégiées de série AH pour le mois précédent, calculé conformément au tableau suivant :

Facteur d’ajustement
exprimé en % du taux
Cours de référence	préférentiel mensuel

25,50 $ ou plus	-4,00%
25,375 $ et moins de 25,50 $	-3,00%
25,25 $ et moins de 25,375 $	-2,00%
25,125 $ et moins de 25,25 $	-1,00%
plus de 24,875 $ et moins de 25,125 $	Néant
plus de 24,75 $ à 24,875 $	1,00%
plus de 24,625 $ à 24,75 $	2,00%
plus de 24,50 $ à 24,625 $	3,00%
24,50 $ ou moins	4,00%
Le facteur d’ajustement maximal pour un mois donné sera ± 4,00%.

Si, pendant un mois donné (exclusion faite du mois de janvier 2007), au moins un lot régulier d’actions privilégiées de série AH n’est pas négocié à la bourse, le facteur d’ajustement du mois suivant sera de « néant ».
(i)	« mois » Un mois civil.

(j)	« période de dividende » Un mois civil.

(k)
« pourcentage prescrit » Pour le mois de janvier 2007, 76 pour cent (76%) et, pour chaque mois suivant, le facteur d’ajustement de ce mois plus le pourcentage prescrit du mois précédent, pourvu que le taux de dividende variable annuel d’un mois donné ne soit jamais inférieur à 50 % du taux préférentiel mensuel pour ce mois, ni supérieur à 100 % du taux préférentiel mensuel pour ce mois.

(l)
« taux de dividende variable annuel » Pour un mois donné, le taux d’intérêt exprimé en tant que pourcentage annuel (arrondi au millième (1/1000) de un pour cent (0,001%) près) égal au taux préférentiel mensuel multiplié par le pourcentage prescrit pour ce mois.

(m)
« taux préférentiel » Pour un jour donné, la moyenne (arrondie au millième (1/1000) de un pour cent (0,001%) près) des taux d’intérêt annuels publiés par les banques à titre de taux de référence en vigueur pour ce jour aux fins de fixer les taux d’intérêt sur les prêts commerciaux en dollars canadiens consentis au Canada aux emprunteurs commerciaux jouissant du meilleur crédit. Si l’une des banques n’affiche pas un tel taux d’intérêt un jour donné, le taux préférentiel pour ce jour sera le taux d’intérêt en vigueur de l’autre banque; si aucune des deux banques n’affiche un tel taux d’intérêt un jour donné, le taux préférentiel pour ce jour sera égal à un et demi pour cent (1,5%) l’an, plus le rendement moyen exprimé en tant que pourcentage annuel des bons du Trésor du gouvernement du Canada de 91 jours, publié par la Banque du Canada pour l’offre hebdomadaire portant sur la semaine précédant ce jour; et si aucune des deux banques n’affiche un tel taux d’intérêt un jour donné et que la Banque du Canada ne publie pas un tel rendement annuel moyen, le taux préférentiel pour ce jour sera égal au taux préférentiel du jour précédent. Un dirigeant de la Société établit le taux préférentiel et le taux préférentiel mensuel à partir de données communiquées par les banques ou qui sont par ailleurs publiques. En l’absence d’erreur flagrante, la décision de ce dirigeant lie définitivement la Société et tous les porteurs d’actions privilégiées de série AH.

(n)	« taux préférentiel mensuel » Pour un mois donné, la moyenne (arrondie au millième (1/1000) de un pour cent (0,001%) près) des taux préférentiels en vigueur chaque jour de ce mois.

(o)	« transmission électronique » La transmission par télécopieur, courrier électronique, Internet ou d’autres moyens électroniques.

(p)
« séance de bourse » Chaque jour au cours duquel la bourse est ouverte à des fins de négociations, si cette bourse est une bourse de valeurs mobilières située au Canada; sinon, le terme « séance de bourse » s’entend d’un jour ouvrable.

(q)	« valeur quotidienne ajustée des actions négociées » Pour une séance de bourse donnée :
(i)	la valeur totale en dollars de toutes les opérations visant les actions privilégiées de série AH enregistrées à la bourse (assorties du délai de règlement normal en vigueur à la bourse) pendant cette séance de bourse, moins
(ii)
le produit obtenu en multipliant le volume quotidien des actions négociées durant cette séance de bourse par le montant de la déduction quotidienne relative au dividende accumulé pour cette séance de bourse.

(r)
« volume quotidien des actions négociées » Pour une séance de bourse donnée, le nombre total d’actions privilégiées de série AH ayant fait l’objet de négociations à la bourse (assorties du délai de règlement normal en vigueur à la bourse) pendant cette séance de bourse.

3.26.1.2	Généralités
Les porteurs d’actions privilégiées de série AH auront le droit de recevoir, pour autant qu’ils soient déclarés par le conseil d’administration, des dividendes en espèces privilégiés cumulatifs, puisés à même les fonds de la Société pouvant être dûment affectés au paiement de dividendes, aux taux et aux dates prévus par les présentes. Les dividendes sur les actions privilégiées de série AH s’accumuleront quotidiennement à compter de leur date d’émission inclusivement et seront payables mensuellement. Les dividendes sur les actions privilégiées de série AH qui sont payables à une date de paiement de dividende donnée (diminués de tout impôt devant être déduit) seront payés par chèque, au pair, en monnaie ayant cours légal au Canada, à toute succursale au Canada des banquiers de la Société. Malgré ce qui précède ou toute autre indication contraire dans les présents statuts, ces dividendes sont réputés avoir commencé à courir le 1er janvier 2007 au taux de dividende variable annuel pour ce mois, peu importe si des actions privilégiées de série AH étaient en circulation à cette date.
Les dividendes sur les actions privilégiées de série AH seront payables mensuellement au taux de dividende variable annuel calculé. Par conséquent, à chaque date de paiement de dividende, le dividende payable sur les actions privilégiées de série AH sera le montant (arrondi au millième (1/1000) de cent près) obtenu en multipliant 25,00 $ par le taux de dividende variable annuel applicable au mois précédant cette date de paiement de dividende et en divisant le produit par douze. La date de clôture des registres servant à déterminer les porteurs d’actions privilégiées de série AH admissibles aux dividendes à chaque date de paiement de dividende sera la dernière séance de bourse du mois précédent. En cas de rachat ou d’achat des actions privilégiées de série AH ou de la répartition d’éléments d’actif de la Société, ainsi que le prévoit l’article 3.26.2 des présentes, le montant du dividende accumulé au cours du mois où a lieu ce rachat, cet achat ou cette répartition (arrondi au millième (1/1000) de cent près) sera calculé en multipliant :
(a)	le produit de la multiplication de 25,00 $ par un douzième (1/12) du taux de dividende variable annuel applicable au mois précédent; par

(b)
une fraction dont le numérateur est le nombre de jours écoulés dans le mois où a lieu ce rachat, cet achat ou cette répartition, jusqu’à la date de cet événement, exclusivement, et le dénominateur est le nombre de jours dans ce mois.

Le paiement des dividendes déclarés sur les actions privilégiées de série AH sera effectué (sauf en cas de rachat, le paiement des dividendes étant alors effectué au moment de la remise du certificat représentant les actions privilégiées de série AH devant être rachetées) par la mise à la poste, dans une enveloppe affranchie adressée à chaque porteur d’actions privilégiées de série AH à sa dernière adresse figurant au registre des valeurs mobilières de la Société ou, si son adresse ne figure pas au registre, à sa dernière adresse connue de la Société ou, dans le cas de coporteurs, à l’adresse de celui dont le nom figure en premier au registre des valeurs mobilières de la Société en tant que l’un de ces coporteurs, d’un chèque pour le montant de ces dividendes (diminué de tout impôt devant être déduit) payable à l’ordre de ce porteur ou, dans le cas de coporteurs, à l’ordre de tous les coporteurs, sauf indication contraire de leur part par écrit. Nonobstant ce qui précède, tout chèque de paiement de dividendes peut être livré par la Société à un porteur d’actions privilégiées de série AH à son adresse ainsi qu’elle est indiquée ci-dessus. La mise à la poste ou la livraison d’un tel chèque sera réputée constituer le paiement et satisfera à toutes obligations de paiement de ces dividendes pour ce qui est du montant représenté par un tel chèque (compte tenu du montant de tout impôt devant être déduit ainsi qu’il est mentionné ci-dessus), à moins que ce chèque ne soit pas payé au moment où il est dûment présenté.
3.26.1.3	Calcul du pourcentage prescrit
La Société calculera dès que possible le pourcentage prescrit pour chaque mois et en avisera toutes les bourses de valeurs mobilières au Canada à la cote desquelles les actions privilégiées de série AH sont inscrites ou, si les actions privilégiées de série AH ne sont pas inscrites à la cote d’une bourse de valeurs mobilières au Canada, la Société en avisera l’Association canadienne des courtiers en valeurs mobilières.
3.26.2	Droits en cas de liquidation
En cas de liquidation, de dissolution ou d’abandon des affaires de la Société ou de toute autre répartition des éléments d’actif de la Société aux fins de liquider ses affaires, les porteurs des actions privilégiées de série AH auront le droit de recevoir 25,00 $ par action privilégiée de série AH augmentés de tous les dividendes accumulés et impayés jusqu’à la date de paiement ou de répartition, exclusivement, avant qu’aucun montant ne soit payé ou qu’aucun élément d’actif de la Société ne soit réparti parmi les porteurs des nouvelles actions ordinaires de la Société ou de toutes autres actions de rang inférieur aux actions privilégiées de série AH. Une fois ces montants payés, les porteurs des actions privilégiées de série AH ne seront admissibles à aucune répartition subséquente des biens ou des éléments d’actif de la Société.
3.26.3	Rachat d’actions
Sous réserve des lois applicables et de l’article 3.26.5 ci-après, après avis comme prévu ci-après, la Société pourra racheter en tout temps la totalité mais non moins de la totalité des actions privilégiées de série AH en circulation, contre paiement de 25,50 $ pour chacune de ces actions à racheter, augmentés des dividendes accumulés et impayés jusqu’à la date fixée pour le rachat, exclusivement, le tout constituant le prix de rachat.
La Société donnera un préavis écrit d’au moins 45 jours et d’au plus 60 jours de son intention de racheter des actions privilégiées de série AH à toute personne qui, à la date de l’envoi de ce préavis, est détentrice de ces actions à racheter. L’avis devra être envoyé, au gré de la Société, par messager ou par la poste, dans une enveloppe affranchie, dans l’un ou l’autre cas, à tous les porteurs d’actions privilégiées de série AH à racheter, à leur dernière adresse inscrite au registre des valeurs mobilières de la Société ou à défaut d’une telle inscription, à la dernière adresse du porteur connue de la Société ou par transmission électronique à chaque porteur d’actions privilégiées de série AH ayant demandé la transmission électronique, à la dernière adresse électronique fournie par le porteur à la Société; cependant, toute omission ou tout défaut involontaires d’envoyer un tel avis à un ou à plusieurs de ces porteurs ne sera d’aucun effet sur la validité du rachat des actions privilégiées de série AH des autres porteurs. L’avis devra indiquer le nombre d’actions privilégiées de série AH à racheter détenues par la personne à qui il est adressé, ainsi que le prix de rachat, et devra aussi indiquer la date fixée pour le rachat; à la date prévue pour ce rachat ou à toute date ultérieure, la Société, sur présentation et remise du ou des certificats représentant ces actions à tout endroit au Canada mentionné dans l’avis, paiera ou fera en sorte que soit payé le prix de rachat aux porteurs d’actions privilégiées de série AH à racheter. Le paiement se fera par chèque payable au pair à toute succursale au Canada des banquiers de la Société. À compter de la date mentionnée dans l’avis, les porteurs d’actions privilégiées de série AH à racheter n’auront plus aucun droit aux dividendes sur ces actions ni aucun autre droit en qualité de porteurs de ces actions, à moins que la Société n’omette de payer le prix de rachat. En tout temps après que l’avis de rachat susmentionné aura été donné, la Société pourra déposer le montant du prix de rachat de la totalité ou d’une partie des actions privilégiées de série AH à racheter dans une ou plusieurs banques à charte ou sociétés de fiducie au Canada dont les noms auront été donnés dans l’avis. Ces dépôts seront effectués dans un ou plusieurs comptes en fiducie pour le bénéfice des porteurs des actions à racheter et les montants leur seront versés par ces banques ou sociétés de fiducie sur remise du ou des certificats; dès l’exécution de ces dépôts, les actions seront rachetées à la date de rachat indiquée dans l’avis de rachat. Dès que la Société aura effectué le dépôt susmentionné à l’égard de toutes actions, les porteurs de celles-ci n’auront plus, à compter de la date de rachat, aucun autre droit en qualité de porteurs de ces actions, et leurs droits seront limités à la perception de la portion des montants déposés qui s’applique à ces actions, sans intérêt; tout intérêt payé sur ces dépôts appartiendra à la Société.
3.26.4	Conversion des actions privilégiées de série AH
3.26.4.1	Conversion au gré du porteur
Les porteurs d’actions privilégiées de série AH pourront, à leur gré, le 1er mai 2011 et le 1er mai tous les cinq ans par la suite (une « date de conversion »), convertir, en totalité ou en partie, sous réserve des dispositions des présentes, les actions privilégiées de série AH inscrites en leur nom en actions privilégiées de série AG de la Société, à raison de une (1) action privilégiée de série AG pour chaque action privilégiée de série AH. La Société devra aviser par écrit les porteurs d’actions privilégiées de série AH alors en circulation du droit de conversion prévu par les présentes; un tel avis sera envoyé, au gré de la Société, par messager ou par la poste, dans une enveloppe affranchie, dans l’un ou l’autre cas, à tous les porteurs d’actions privilégiées de série AH, à leur dernière adresse inscrite au registre des valeurs mobilières de la Société ou à défaut d’une telle inscription, à la dernière adresse du porteur connue de la Société, ou par transmission électronique, à la dernière adresse électronique fournie par le porteur à la Société. Cet avis devra indiquer la date de conversion et être donné au moins 45 jours et au plus 60 jours avant la date de conversion applicable.
Si, comme le prévoit l’article 3.26.3, la Société avise les porteurs d’actions privilégiées de série AH du rachat de la totalité des actions privilégiées de série AH, elle ne sera pas tenue de les aviser, ainsi qu’il est stipulé au présent article 3.26.4.1, du droit de conversion; en outre, le droit de tout porteur d’actions privilégiées de série AH de convertir de telles actions privilégiées de série AH prévu aux présentes prendra fin dans un tel cas.
Les porteurs d’actions privilégiées de série AH ne seront pas en droit de convertir leurs actions en actions privilégiées de série AG si, à la suite de la fermeture des bureaux le 10e jour précédant une date de conversion, la Société détermine qu’il y aurait moins de 2 000 000 d’actions privilégiées de série AG en circulation à la date de conversion, en tenant compte de toutes les actions privilégiées de série AH déposées aux fins de conversion en actions privilégiées de série AG et de toutes les actions privilégiées de série AG déposées aux fins de conversion en actions privilégiées de série AH. La Société en avisera par écrit, conformément aux dispositions du premier paragraphe du présent article 3.26.4.1, tous les porteurs visés d’actions privilégiées de série AH avant la date de conversion applicable et émettra et livrera, ou fera en sorte que soient livrés, avant cette date de conversion, aux frais de la Société, à ces porteurs d’actions privilégiées de série AH ayant déposé aux fins de conversion un ou plusieurs certificats représentant des actions privilégiées de série AH, de nouveaux certificats représentant les actions privilégiées de série AH représentées par un ou plusieurs certificats déposés comme indiqué ci-dessus.
3.26.4.2	Conversion automatique
Si, à la suite de la fermeture des bureaux le 10e jour précédant une date de conversion, la Société détermine qu’il y aurait moins de 2 000 000 d’actions privilégiées de série AH en circulation à la date de conversion, en tenant compte de toutes les actions privilégiées de série AH déposées aux fins de conversion en actions privilégiées de série AG et de toutes les actions privilégiées de série AG déposées aux fins de conversion en actions privilégiées de série AH, la totalité et non une partie des actions privilégiées de série AH en circulation restantes sera automatiquement convertie en actions privilégiées de série AG à raison de une (1) action privilégiée de série AG pour chaque action privilégiée de série AH, et ce, à la date de conversion applicable, et la Société donnera un avis écrit à cet effet, conformément aux dispositions de l’article 3.26.4.1, aux porteurs de ces actions privilégiées de série AH restantes avant la date de conversion.
3.26.4.3	Exercice du privilège de conversion
La conversion des actions privilégiées de série AH peut être effectuée par la remise, au plus tôt 45 jours avant une date de conversion et au plus tard à la fermeture des bureaux le 10e jour précédant une date de conversion, durant les heures d’ouverture normales, du ou des certificats les représentant, à tout bureau d’un agent des transferts de la Société où les actions privilégiées de série AH peuvent être transférées, ce ou ces certificats étant accompagnés : (i) du paiement ou d’un reçu attestant le paiement de l’impôt payable (s’il y a lieu), prévu au présent article 3.26.4.3; et (ii) d’un instrument de remise acceptable pour la Société et dûment signé par le porteur ou son fondé de pouvoir dûment autorisé par écrit, instrument dans lequel ce porteur peut indiquer qu’il ne veut convertir qu’une partie seulement des actions privilégiées de série AH représentées par ce ou ces certificats, qui n’ont pas jusqu’alors été désignées en vue du rachat, auquel cas la Société émettra et livrera ou fera livrer à ses frais, un nouveau certificat, au nom du porteur, représentant les actions privilégiées de série AH qui sont représentées par ce ou ces certificats et qui n’auront pas été converties.
Dans le cas où la Société est tenue de convertir la totalité des actions privilégiées de série AH en circulation restantes en actions privilégiées de série AG à la date de conversion applicable, comme le prévoit l’article 3.26.4.2, les actions privilégiées de série AH que les porteurs n’avaient pas choisi de convertir devront être converties à la date de conversion en actions privilégiées de série AG, et les porteurs de ces actions seront réputés être porteurs d’actions privilégiées de série AG à la fermeture des bureaux à la date de conversion et auront le droit, après avoir remis, pendant les heures d’ouverture normales, à tout bureau d’un agent des transferts de la Société où les actions privilégiées de série AH peuvent être transférées, le ou les certificats représentant les actions privilégiées de série AH non remis précédemment aux fins de conversion, de recevoir un ou plusieurs certificats représentant le même nombre d’actions privilégiées de série AG de la manière et selon les dispositions prévues dans le présent article 3.26.4.3.
Aussitôt que possible après la date de conversion, la Société émettra et livrera ou fera livrer au porteur d’actions privilégiées de série AH ainsi remises, ou selon son ordre écrit, un ou plusieurs certificats à son nom ou au nom de la ou des personnes qu’il aura désignées, pour le nombre d’actions privilégiées de série AG entièrement libérées et non cotisables et le nombre d’actions privilégiées de série AH restantes, le cas échéant, auquel ce porteur aura droit. Cette conversion sera présumée effectuée à la fermeture des bureaux à la date de conversion de sorte que les droits du porteur de ces actions privilégiées de série AH à ce titre cesseront à ce moment, et la ou les personnes ayant le droit de recevoir des actions privilégiées de série AG à la suite de cette conversion seront à

toutes fins considérées comme porteurs inscrits de ces actions privilégiées de série AG dès ce moment.
Le porteur de toute action privilégiée de série AH inscrit à la date de clôture des registres aux fins de tout dividende déclaré payable sur cette action aura droit à ce dividende même si l’action a été convertie en action privilégiée de série AG après cette date de clôture des registres et avant la date de paiement de ce dividende ou à cette date même.
L’émission de certificats d’actions privilégiées de série AG au moment de la conversion d’actions privilégiées de série AH s’effectuera sans frais pour les porteurs convertissant leurs actions privilégiées de série AH, quant aux droits ou impôts applicables à l’émission de ces certificats ou des actions privilégiées de série AG qu’ils représentent; cependant, la Société ne sera pas tenue de payer l’impôt qui pourrait être exigé d’une ou de plusieurs personnes par suite de l’émission à cette personne ou à ces personnes de ces actions privilégiées de série AG ou des certificats s’y rapportant, ou par suite de tout transfert résultant de l’émission et de la livraison de ces certificats au nom d’une ou de plusieurs personnes autres que le porteur des actions privilégiées de série AH converties; et la Société ne sera tenue d’émettre ou de livrer ces certificats que si les personnes en demandant l’émission lui versent le montant de cet impôt ou lui démontrent d’une façon qui lui est satisfaisante qu’elles l’ont acquitté.
3.26.4.4	Statut des actions privilégiées de série AH converties
Toutes les actions privilégiées de série AH converties en actions privilégiées de série AG à une date de conversion donnée ne seront pas annulées, mais reprendront le statut d’actions autorisées mais non émises de la Société à la fermeture des bureaux à la date de conversion.
3.26.5	Restrictions concernant les dividendes et le remboursement des actions
La Société ne pourra, sans l’approbation des porteurs d’actions privilégiées de série AH en circulation :
(a)
déclarer, payer ni mettre de côté à des fins de paiement aucun dividende sur les actions ordinaires ou toute autre action de la Société de rang inférieur aux actions privilégiées de série AH (sauf des dividendes en actions payables en actions de la Société de rang inférieur aux actions privilégiées de série AH);

(b)
racheter, acheter ni autrement rembourser, ni procéder à aucune répartition de capital au titre des actions ordinaires de la Société ou de toute autre action de la Société de rang inférieur aux actions privilégiées de série AH (sauf si la contrepartie est payée à même le produit net en espèces d’un placement, fait à la même époque, d’actions de la Société de rang inférieur aux actions privilégiées de série AH);

(c)	acheter ni autrement rembourser moins de la totalité des actions privilégiées de série AH alors en circulation; ni

(d)
racheter, acheter ni autrement rembourser (sauf dans le cadre de l’exercice d’un privilège de rachat au gré du porteur ou d’une obligation de rachat par la Société s’y rapportant) aucune action de la Société de toute catégorie ou série de même rang que les actions privilégiées de série AH, étant entendu que les restrictions mentionnées dans le présent paragraphe (d) ne porteront aucunement atteinte au droit de la Société de racheter, d’acheter ou de rembourser autrement à titre onéreux toute action de la Société de toute catégorie de rang supérieur aux actions privilégiées de série AH;

à moins que, dans chacun de ces cas, tous les dividendes cumulatifs accumulés au titre des actions privilégiées de série AH en circulation, y compris le dividende payable pour la dernière période écoulée pour laquelle des dividendes étaient payables, n’aient été déclarés et payés.
Toute approbation des porteurs d’actions privilégiées de série AH exigée en vertu du présent article 3.26.5 pourra être donnée conformément au deuxième paragraphe de l’article 3.26.7 et à l’article 3.26.10. Nonobstant les dispositions de l’article 3.26.10 des présentes, toute approbation exigée en vertu du présent article 3.26.5 ne pourra être donnée qu’au moyen du vote favorable des porteurs de la majorité des actions privilégiées de série AH présents ou représentés à une assemblée, ou à une reprise d’assemblée, des porteurs d’actions privilégiées de série AH dûment convoquée à cette fin et à laquelle il y aura quorum.
3.26.6	Achat pour annulation
La Société pourra à tout moment acheter pour annulation la totalité ou une partie des actions privilégiées de série AH en circulation, sur le marché libre, par l’intermédiaire d’un courtier en valeurs mobilières ou de toute firme membre d’une bourse reconnue, ou par convention privée ou autrement, au(x) plus bas prix, de l’avis du conseil d’administration, auquel(auxquels) ces actions sont disponibles.
3.26.7	Droits de vote
Si la Société est en défaut de payer huit (8) dividendes consécutifs ou non consécutifs au titre des actions privilégiées de série AH, les porteurs d’actions privilégiées de série AH auront le droit d’être convoqués et d’assister à chaque assemblée des actionnaires de la Société (autre qu’une assemblée distincte réservée aux porteurs d’actions de la Société de toute autre catégorie ou série) tenue plus de 60 jours après la date du premier défaut de paiement, et d’y voter à raison de un (1) vote par action privilégiée de série AH détenue, et ce, jusqu’à ce que tous les arriérés de dividendes au titre des actions privilégiées de série AH aient été acquittés, après quoi les droits prendront fin et ne seront réouverts que lorsque la Société sera de nouveau en défaut, le cas échéant, conformément aux dispositions du présent article 3.26.7.
Chaque action privilégiée de série AH confère à son porteur un (1) vote relativement à toute mesure à prendre par la Société et exigeant l’approbation des porteurs des actions privilégiées de série AH, votant en tant que série ou en tant que partie d’une catégorie.
3.26.8	Émission d’actions privilégiées additionnelles
La Société pourra émettre des séries additionnelles d’actions privilégiées de premier rang de même rang que les actions privilégiées de série AH sans l’autorisation des porteurs des actions privilégiées de série AH.
3.26.9	Modifications
Les dispositions afférentes aux actions privilégiées de série AH en tant que série peuvent être abrogées ou modifiées moyennant l’approbation alors exigée par la LCSA, donnée conformément aux dispositions de l’article 3.26.10.
Aucune des dispositions des statuts de la Société relatifs aux actions privilégiées de série AH en tant que série ne peut être modifiée d’aucune manière à moins que les dispositions relatives aux actions privilégiées de série AG en tant que série, le cas échéant, ne fassent en même temps, dans la mesure jugée nécessaire par la Société, l’objet de modifications dont la nature et l’étendue sont les mêmes.

3.26.10	Approbation des porteurs d’actions privilégiées de série AH
Toute approbation des porteurs d’actions privilégiées de série AH sera réputée valablement donnée à toutes fins si elle est donnée par les porteurs d’actions privilégiées de série AH conformément aux dispositions afférentes aux actions privilégiées de premier rang, en tant que catégorie, qui s’appliquent aux présentes avec les adaptations nécessaires.
3.26.11	Choix quant à l’imposition
La Société fera un choix, de la manière et dans les délais prescrits par la LIR, en vertu du paragraphe 191.2(1) de cette loi ou de toute autre disposition de portée semblable remplaçant ce paragraphe ou lui succédant, et prendra toutes les mesures nécessaires conformément à cette loi, afin de payer l’impôt à un taux tel qu’aucun porteur d’actions privilégiées de série AH ne sera tenu de payer l’impôt sur les dividendes reçus au titre des actions privilégiées de série AH aux termes de l’article 187.2 de la partie IV.I de cette loi ou de toute disposition de portée semblable remplaçant cet article ou lui succédant.
3.26.12	Interruption du service postal
Si la Société considère que le service postal est ou est menacé d’être interrompu, durant une période où la Société est tenue ou a décidé d’expédier quelque avis par la poste en vertu des présentes ou doit envoyer un chèque ou un certificat d’actions à tout porteur d’actions privilégiées de série AH, soit relativement au rachat ou à la conversion de ces actions ou autrement, la Société pourra, nonobstant les dispositions des présentes :
(a)
donner cet avis par voie de transmission électronique, télex ou télégraphe ou encore par voie de publication de l’avis concerné une fois par semaine pendant deux semaines consécutives dans un quotidien à grand tirage publié ou distribué à Montréal et à Toronto, et cet avis sera réputé avoir été donné à la date de la communication par transmission électronique, télex ou télégraphe ou à la date de la première publication de l’avis; et

(b)
respecter son engagement d’envoyer ce chèque ou ce certificat d’actions en prenant des mesures pour que ces derniers soient livrés au principal établissement de la Société à Montréal. Ce chèque ou ce certificat d’actions seront réputés avoir été envoyés à la date à laquelle l’avis concernant une telle mesure aura été donné, ainsi qu’il est stipulé au paragraphe (a) ci-dessus, pourvu que, aussitôt que la Société aura déterminé que le service postal n’est plus ni interrompu ni menacé de l’être, ce chèque ou ce certificat d’actions soit livré au porteur, si cela n’a pas déjà été fait, par courrier de première classe ordinaire affranchi non recommandé à l’adresse inscrite de toute personne qui, à la date de l’envoi postal, est un porteur inscrit autorisé à recevoir ce chèque ou certificat d’actions ou, si l’adresse de tout porteur n’est pas inscrite au registre des valeurs mobilières de la Société, à la dernière adresse de ce porteur connue de la Société.

3.26.13	Avis du taux de dividende fixe suivant applicable aux actions privilégiées de série AG
Dans les trois (3) jours ouvrables suivant la détermination du taux de dividende fixe suivant (ainsi qu’il est défini à l’article 3.25.1.1 des statuts de la Société relatifs aux actions privilégiées de série AG), la Société en avisera les porteurs des actions privilégiées de série AH, sauf en ce qui concerne la première période de taux fixe suivant, en le publiant une fois dans l’édition canadienne du journal anglais The Globe and Mail et une fois dans la ville de Montréal dans des quotidiens à grand tirage français et anglais, étant entendu que si l’un ou l’autre de ces quotidiens n’est pas à grand tirage à ce moment, un tel avis sera publié dans une autre publication équivalente.
3.26.14	Définitions
Dans les dispositions des présentes ayant trait aux actions privilégiées de série AH :
(a)
« de rang supérieur », « de même rang » et « de rang inférieur » s’entendent de l’ordre de priorité des versements de dividendes et la répartition d’éléments d’actif en cas de liquidation, de dissolution ou d’abandon des affaires de la Société, volontaire ou non, ou de toute autre répartition d’éléments d’actif de la Société parmi ses actionnaires dans le but de liquider ses affaires.

(b)
« dividendes accumulés et impayés » s’entend de la somme : (i) de tous les dividendes impayés sur les actions privilégiées de série AH pour toute période de dividende et (ii) du montant calculé comme si les dividendes sur chaque action privilégiée de série AH s’étaient accumulés quotidiennement à compter du premier jour du mois suivant la période de dividende à l’égard de laquelle le dernier dividende mensuel sera ou était payable, selon le cas, inclusivement, jusqu’à la date à laquelle le calcul des dividendes accumulés doit être fait, exclusivement.

3.26.15	Interprétation
Dans le cas où une date à laquelle la Société doit payer un dividende sur les actions privilégiées de série AH, ou une autre date à laquelle la Société ou les porteurs d’actions privilégiées de série AH doivent prendre une autre mesure aux termes des présentes ne serait pas un jour ouvrable (ainsi que ce terme est défini ci-après), alors ce dividende sera payable, ou cette autre mesure sera prise, le jour ouvrable suivant. Un « jour ouvrable » est un jour autre qu’un samedi, un dimanche ou tout autre jour férié pour le bureau principal de la Société au Canada.
3.27	ACTIONS PRIVILÉGIÉES DE SÉRIE AI
Les actions privilégiées de série AI comportent, outre les droits, privilèges, conditions et restrictions afférents à la catégorie des actions privilégiées de premier rang, les droits, privilèges, conditions et restrictions qui suivent.
3.27.1	Dividendes
3.27.1.1	Définitions
Sauf si le contexte ne s’y prête pas, les définitions suivantes s’appliquent aux présentes :
(a)	« date de paiement de dividende » Premier jour de février, de mai, d’août et de novembre de chaque année. La première date de paiement de dividende sera la 1er février 2007.

(b)	« période de taux fixe initial » La période commençant à la date de la première émission d’actions privilégiées de série AI et se terminant le 31 juillet 2011, inclusivement.

(c)
« période de taux fixe suivant » Pour la première période de taux fixe suivant, la période commençant le 1er août 2011 et se terminant le 31 juillet 2016, inclusivement, et pour chaque période de taux fixe suivant consécutive, la période commençant le lendemain de la fin de la période de taux fixe suivant précédente et se terminant le 31 juillet, inclusivement, de la cinquième année suivante.

(d)
« rendement des obligations du gouvernement du Canada » À une date donnée, la moyenne des rendements qu’une obligation du gouvernement du Canada non remboursable par anticipation aurait si elle était émise en dollars canadiens au Canada à 100 % de son montant en capital à cette date, avec une échéance de cinq ans, désignés par deux courtiers en valeurs mobilières canadiens inscrits, choisis par la Société, comme étant les rendements à l’échéance à cette date, composés semestriellement et calculés conformément aux principes financiers généralement reconnus.

(e)	« taux de dividende annuel » Le taux de dividende fixe initial ou le taux de dividende fixe suivant, selon le cas, prévu par le présent article 3.27.1 et applicable au moment pertinent.

(f)	« taux de dividende fixe initial » 4,65 % par année.

(g)	« taux de dividende fixe suivant » Le taux d’intérêt pendant une période de taux fixe suivant exprimé en tant que pourcentage annuel, fixé conformément à l’article 3.27.1.5 des présentes.

(h)	« transmission électronique » La transmission par télécopieur, courrier électronique, Internet ou d’autres moyens électroniques.
3.27.1.2	Généralités
Les porteurs d’actions privilégiées de série AI auront le droit de recevoir, pour autant qu’ils soient déclarés par le conseil d’administration, des dividendes en espèces privilégiés, cumulatifs et fixes, puisés à même les fonds de la Société pouvant être dûment affectés au paiement de dividendes, aux taux prévus par les présentes. Les dividendes sur les actions privilégiées de série AI s’accumuleront quotidiennement à compter de leur date d’émission inclusivement et seront payables trimestriellement pendant la période de taux fixe initial et pendant toute période de taux fixe suivant. Les dividendes sur les actions privilégiées de série AI qui sont payables à une date de paiement de dividende donnée (diminués de tout impôt devant être déduit) seront payés par chèque, au pair, en monnaie ayant cours légal au Canada, à toute succursale au Canada des banquiers de la Société. Malgré ce qui précède ou toute autre indication contraire dans les présents statuts, ces dividendes sont réputés avoir commencé à courir le 1er novembre 2006 au taux de dividende fixe initial, peu importe si des actions privilégiées de série AI étaient en circulation à cette date.
Le paiement des dividendes déclarés sur les actions privilégiées de série AI sera effectué (sauf en cas de rachat, le paiement des dividendes étant alors effectué au moment de la remise du certificat représentant les actions privilégiées de série AI devant être rachetées) par la mise à la poste, dans une enveloppe affranchie adressée à chaque porteur d’actions privilégiées de série AI à sa dernière adresse figurant au registre des valeurs mobilières de la Société ou, si son adresse ne figure pas au registre, à sa dernière adresse connue de la Société ou, dans le cas de coporteurs, à l’adresse de celui dont le nom figure en premier au registre des valeurs mobilières de la Société en tant que l’un de ces coporteurs, d’un chèque pour le montant de ces dividendes (diminué de tout impôt devant être déduit) payable à l’ordre de ce porteur ou, dans le cas de coporteurs, à l’ordre de tous les coporteurs, sauf indication contraire de leur part par écrit. Nonobstant ce qui précède, tout chèque de paiement de dividendes peut être livré par la Société à un porteur d’actions privilégiées de série AI à son adresse ainsi qu’elle est indiquée ci-dessus. La mise à la poste ou la livraison d’un tel chèque sera réputée constituer le paiement et satisfera à toutes obligations de paiement de ces dividendes pour ce qui est du montant représenté par un tel chèque (compte tenu du montant de tout impôt devant être déduit ainsi qu’il est mentionné ci-dessus), à moins que ce chèque ne soit pas payé au moment où il est dûment présenté.

3.27.1.3	Période de taux fixe initial
Pendant la période de taux fixe initial, les dividendes sur les actions privilégiées de série AI seront payables trimestriellement au taux de dividende fixe initial. Par conséquent, à chaque date de paiement de dividende au cours de la période de taux fixe initial, y compris le 1er août 2011, le dividende payable sera de 0,290625 $ par action privilégiée de série AI.
3.27.1.4	Période de taux fixe suivant
Pendant la période de taux fixe suivant, les dividendes sur les actions privilégiées de série AI seront payables trimestriellement au taux de dividende fixe suivant. Par conséquent, à chaque date de paiement de dividende au cours d’une période de taux fixe suivant, le dividende payable sera le montant annuel par action (arrondi au millième (1/1000) de cent près) déterminé en multipliant le taux de dividende annuel par 25,00 $.
3.27.1.5	Détermination du taux de dividende fixe suivant
La Société déterminera, le 25e jour précédant le premier jour de chaque période de taux fixe suivant, le taux de dividende annuel pour chaque période de taux fixe suivant, lequel taux de dividende annuel ne doit pas être inférieur à 80 % du rendement des obligations du Canada en vigueur à 10 h (heure de Montréal) ce 25e jour avant le premier jour de chaque période de taux fixe suivant, et en avisera : (i) le jour ouvrable suivant, toutes les bourses de valeurs mobilières au Canada à la cote desquelles les actions privilégiées de série AI sont inscrites ou, si les actions privilégiées de série AI ne sont pas inscrites à la cote d’une bourse de valeurs mobilières au Canada, l’Association canadienne des courtiers en valeurs mobilières; et (ii) dans les trois (3) jours ouvrables suivants, les porteurs des actions privilégiées de série AI, en le publiant une fois dans l’édition canadienne du journal anglais The Globe and Mail et une fois dans la ville de Montréal dans des quotidiens à grand tirage français et anglais, étant entendu que si l’un ou l’autre de ces quotidiens n’est pas à grand tirage à ce moment, un tel avis sera publié dans une autre publication équivalente.
3.27.2	Droits en cas de liquidation
En cas de liquidation, de dissolution ou d’abandon des affaires de la Société ou de toute autre répartition des éléments d’actif de la Société aux fins de liquider ses affaires, les porteurs des actions privilégiées de série AI auront le droit de recevoir 25,00 $ par action privilégiée de série AI augmentés de tous les dividendes accumulés et impayés jusqu’à la date de paiement ou de répartition, exclusivement, avant qu’aucun montant ne soit payé ou qu’aucun élément d’actif de la Société ne soit réparti parmi les porteurs des actions ordinaires de la Société ou de toutes autres actions de rang inférieur aux actions privilégiées de série AI. Une fois ces montants payés, les porteurs des actions privilégiées de série AI ne seront admissibles à aucune répartition subséquente des biens ou des éléments d’actif de la Société.
3.27.3	Rachat d’actions
La Société ne pourra racheter d’actions privilégiées de série AI avant le 1er août 2011. Sous réserve des lois applicables et de l’article 3.27.5 ci-après, après avis comme prévu ci-après, la Société pourra, le 1er août 2011 ou le 1er août tous les cinq ans par la suite, racheter la totalité mais non moins de la totalité des actions privilégiées de série AI en circulation contre paiement de 25,00 $ pour chacune de ces actions à racheter, augmentés des dividendes accumulés et impayés jusqu’à la date fixée pour le rachat, exclusivement, le tout constituant le prix de rachat.
La Société donnera un préavis écrit d’au moins 45 jours et d’au plus 60 jours de son intention de racheter des actions privilégiées de série AI à toute personne qui, à la date de l’envoi de ce préavis,

est détentrice de ces actions à racheter. L’avis devra être envoyé, au gré de la Société, par messager ou par la poste, dans une enveloppe affranchie, dans l’un ou l’autre cas, à tous les porteurs d’actions privilégiées de série AI à racheter, à leur dernière adresse inscrite au registre des valeurs mobilières de la Société ou à défaut d’une telle inscription, à la dernière adresse du porteur connue de la Société ou par transmission électronique à chaque porteur d’actions privilégiées de série AI ayant demandé la transmission électronique, à la dernière adresse électronique fournie par le porteur à la Société; cependant, toute omission ou tout défaut involontaires d’envoyer un tel avis à un ou à plusieurs de ces porteurs ne sera d’aucun effet sur la validité du rachat des actions privilégiées de série AI des autres porteurs. L’avis devra indiquer le nombre d’actions privilégiées de série AI à racheter détenues par la personne à qui il est adressé, ainsi que le prix de rachat, et devra aussi indiquer la date fixée pour le rachat; à la date prévue pour ce rachat ou à toute date ultérieure, la Société, sur présentation et remise du ou des certificats représentant ces actions à tout endroit au Canada mentionné dans l’avis, paiera ou fera en sorte que soit payé le prix de rachat aux porteurs d’actions privilégiées de série AI à racheter. Le paiement se fera par chèque payable au pair à toute succursale au Canada des banquiers de la Société. À compter de la date mentionnée dans l’avis, les porteurs d’actions privilégiées de série AI à racheter n’auront plus aucun droit aux dividendes sur ces actions ni aucun autre droit en qualité de porteurs de ces actions, à moins que la Société n’omette de payer le prix de rachat. En tout temps après que l’avis de rachat susmentionné aura été donné, la Société pourra déposer le montant du prix de rachat de la totalité ou d’une partie des actions privilégiées de série AI à racheter dans une ou plusieurs banques à charte ou sociétés de fiducie au Canada dont les noms auront été donnés dans l’avis. Ces dépôts seront effectués dans un ou plusieurs comptes en fiducie pour le bénéfice des porteurs des actions à racheter et les montants leur seront versés par ces banques ou sociétés de fiducie sur remise du ou des certificats; dès l’exécution de ces dépôts, les actions seront rachetées à la date de rachat indiquée dans l’avis de rachat. Dès que la Société aura effectué le dépôt susmentionné à l’égard de toutes actions, les porteurs de celles-ci n’auront plus, à compter de la date de rachat, aucun autre droit en qualité de porteurs de ces actions, et leurs droits seront limités à la perception de la portion des montants déposés qui s’applique à ces actions, sans intérêt; tout intérêt payé sur ces dépôts appartiendra à la Société.
3.27.4	Conversion des actions privilégiées de série AI

3.27.4.1	Conversion au gré du porteur
Les porteurs d’actions privilégiées de série AI pourront, à leur gré, le 1er août 2011 et le 1er août tous les cinq ans par la suite (une « date de conversion »), convertir, en totalité ou en partie, sous réserve des modalités des présentes, les actions privilégiées de série AI inscrites en leur nom en actions privilégiées de série AJ de la Société à raison de une (1) action privilégiée de série AJ pour chaque action privilégiée de série AI. La Société devra aviser par écrit les porteurs d’actions privilégiées de série AI alors en circulation du droit de conversion prévu par les présentes; un tel avis sera envoyé, au gré de la Société, par messager ou par la poste, dans une enveloppe affranchie, dans l’un ou l’autre cas, à tous les porteurs d’actions privilégiées de série AI, à leur dernière adresse inscrite au registre des valeurs mobilières de la Société ou à défaut d’une telle inscription, à la dernière adresse du porteur connue de la Société, ou par transmission électronique à chaque porteur d’actions privilégiées de série AI ayant demandé la transmission électronique, à la dernière adresse électronique fournie par le porteur à la Société. Cet avis devra indiquer la date de conversion et être donné au moins 45 jours et au plus 60 jours avant la date de conversion applicable.
Si, comme le prévoit l’article 3.27.3, la Société avise les porteurs d’actions privilégiées de série AI du rachat de la totalité des actions privilégiées de série AI, elle ne sera pas tenue de les aviser, ainsi qu’il est stipulé au présent article 3.27.4.1, ni de leur droit de conversion; en outre, le droit de tout porteur d’actions privilégiées de série AI de convertir de telles actions privilégiées de série AI prévu aux présentes prendra fin dans un tel cas.

Si, à la suite de la fermeture des bureaux le 10e jour précédant une date de conversion, la Société détermine qu’il y aurait moins de 2 000 000 d’actions privilégiées de série AJ en circulation à la date de conversion, en tenant compte de toutes les actions privilégiées de série AI déposées aux fins de conversion en actions privilégiées de série AJ et de toutes les actions privilégiées de série AJ déposées aux fins de conversion en actions privilégiées de série AI, les porteurs d’actions privilégiées de série AI n’auront pas le droit de convertir leurs actions en actions privilégiées de série AJ. La Société en avisera par écrit, conformément aux dispositions du premier paragraphe du présent article 3.27.4.1, tous les porteurs visés d’actions privilégiées de série AI avant la date de conversion applicable et émettra et livrera, ou fera en sorte que soient livrés, avant cette date de conversion, aux frais de la Société, à ces porteurs d’actions privilégiées de série AI ayant déposé aux fins de conversion un ou plusieurs certificats représentant des actions privilégiées de série AI, de nouveaux certificats représentant les actions privilégiées de série AI représentées par un ou plusieurs certificats déposés comme indiqué ci-dessus.
3.27.4.2	Conversion automatique
Si, à la suite de la fermeture des bureaux le 10e jour précédant une date de conversion, la Société détermine qu’il y aurait moins de 2 000 000 d’actions privilégiées de série AI en circulation à la date de conversion, en tenant compte de toutes les actions privilégiées de série AI déposées aux fins de conversion en actions privilégiées de série AJ et de toutes les actions privilégiées de série AJ déposées aux fins de conversion en actions privilégiées de série AI, la totalité mais non une partie des actions privilégiées de série AI en circulation restantes sera automatiquement convertie en actions privilégiées de série AJ à raison de une (1) action privilégiée de série AJ pour chaque action privilégiée de série AI, et ce, à la date de conversion applicable, et la Société donnera un avis écrit à cet effet, conformément aux dispositions de l’article 3.27.4.1, aux porteurs de ces actions privilégiées de série AI restantes avant la date de conversion.
3.27.4.3	Exercice du privilège de conversion
La conversion des actions privilégiées de série AI peut être effectuée par la remise, au plus tôt 45 jours avant une date de conversion et au plus tard à la fermeture des bureaux le 10e jour précédant une date de conversion, durant les heures d’ouverture normales, du ou des certificats les représentant, à tout bureau d’un agent des transferts de la Société où les actions privilégiées de série AI peuvent être transférées, ce ou ces certificats étant accompagnées : (i) du paiement ou d’un reçu attestant le paiement de l’impôt payable (s’il y a lieu), prévu au présent article 3.27.4.3; et (ii) d’un instrument de remise acceptable pour la Société et dûment signé par le porteur ou son fondé de pouvoir dûment autorisé par écrit, instrument dans lequel ce porteur peut également indiquer qu’il ne veut convertir qu’une partie seulement des actions privilégiées de série AI représentées par ce ou ces certificats, qui n’ont pas jusqu’alors été désignées en vue du rachat, auquel cas la Société émettra et livrera ou fera livrer à ses frais, un nouveau certificat, au nom du porteur, représentant les actions privilégiées de série AI qui sont représentées par ce ou ces certificats et qui n’auront pas été converties.
Dans le cas où la Société est tenue de convertir la totalité des actions privilégiées de série AI en circulation restantes en actions privilégiées de série AJ à la date de conversion applicable, comme le prévoit l’article 3.27.4.2, les actions privilégiées de série AI que les porteurs n’avaient pas choisi de convertir devront être converties à la date de conversion en actions privilégiées de série AJ, et les porteurs de ces actions seront réputés être porteurs d’actions privilégiées de série AJ à la fermeture des bureaux à la date de conversion et auront le droit, après avoir remis, pendant les heures d’ouverture normales, à tout bureau d’un agent des transferts de la Société où les actions privilégiées de série AI peuvent être transférées, le ou les certificats représentant les actions privilégiées de série AI non remis précédemment aux fins de conversion, de recevoir un ou plusieurs certificats représentant le même nombre d’actions privilégiées de série AJ de la manière et selon les dispositions prévues dans le présent article 3.27.4.3.
Aussitôt que possible après la date de conversion, la Société émettra et livrera ou fera livrer au porteur d’actions privilégiées de série AI ainsi remises, ou selon son ordre écrit, un ou plusieurs certificats à son nom ou au nom de la ou des personnes qu’il aura désignées, pour le nombre d’actions privilégiées de série AJ entièrement libérées et non cotisables et le nombre d’actions privilégiées de série AI restantes, le cas échéant, auquel ce porteur aura droit. Cette conversion sera présumée effectuée à la fermeture des bureaux à la date de conversion de sorte que les droits du porteur de ces actions privilégiées de série AI à ce titre cesseront à ce moment, et la ou les personnes ayant le droit de recevoir des actions privilégiées de série AJ à la suite de cette conversion seront à toutes fins considérées comme porteurs inscrits de ces actions privilégiées de série AJ dès ce moment.
Le porteur de toute action privilégiée de série AI inscrit à la date de clôture des registres aux fins de tout dividende déclaré payable sur cette action aura droit à ce dividende même si l’action a été convertie en action privilégiée de série AJ après cette date de clôture des registres et avant la date de paiement de ce dividende ou à cette date même.
L’émission de certificats d’actions privilégiées de série AJ au moment de la conversion d’actions privilégiées de série AI s’effectuera sans frais pour les porteurs convertissant leurs actions privilégiées de série AI, quant aux droits ou impôts applicables à l’émission de ces certificats ou des actions privilégiées de série AJ qu’ils représentent; cependant, la Société ne sera pas tenue de payer l’impôt qui pourrait être exigé d’une ou de plusieurs personnes par suite de l’émission à cette personne ou à ces personnes de ces actions privilégiées de série AJ ou l’émission des certificats s’y rapportant, ou par suite de tout transfert résultant de l’émission et de la livraison de ces certificats au nom d’une ou de plusieurs personnes autres que le porteur des actions privilégiées de série AI converties; et la Société ne sera tenue d’émettre ou de livrer ces certificats que si les personnes en demandant l’émission lui versent le montant de cet impôt ou lui démontrent d’une façon qui lui est satisfaisante qu’elles l’ont acquitté.
3.27.4.4	Statut des actions privilégiées de série AI converties
Toutes les actions privilégiées de série AI converties en actions privilégiées de série AJ à une date de conversion donnée ne seront pas annulées, mais reprendront le statut d’actions autorisées mais non émises de la Société à la fermeture des bureaux à la date de conversion.
3.27.5	Restrictions concernant les dividendes et le remboursement des actions
La Société ne pourra, sans l’approbation des porteurs d’actions privilégiées de série AI en circulation :
(a)
déclarer, payer ni mettre de côté à des fins de paiement aucun dividende sur les actions ordinaires ou toute autre action de la Société de rang inférieur aux actions privilégiées de série AI (sauf des dividendes en actions payables en actions de la Société de rang inférieur aux actions privilégiées de série AI);

(b)
racheter, acheter ni autrement rembourser, ni procéder à aucune répartition de capital au titre des actions ordinaires de la Société ou de toute autre action de la Société de rang inférieur aux actions privilégiées de série AI (sauf si la contrepartie est payée à même le produit net en espèces d’un placement, fait à la même époque, d’actions de la Société de rang inférieur aux actions privilégiées de série AI);

(c)	racheter, acheter ni autrement rembourser moins de la totalité des actions privilégiées de série AI alors en circulation; ni

(d)
racheter, acheter ni autrement rembourser (sauf dans le cadre de l’exercice d’un privilège de rachat au gré du porteur ou d’une obligation de rachat par la Société s’y rapportant) aucune action de la Société de toute catégorie ou série de même rang que les actions privilégiées de série AI, étant entendu que les restrictions mentionnées dans le présent paragraphe (d) ne porteront aucunement atteinte au droit de la Société de racheter, d’acheter ou de rembourser autrement à titre onéreux toute action de la Société de toute catégorie de rang supérieur aux actions privilégiées de série AI;

à moins que, dans chacun de ces cas, tous les dividendes cumulatifs accumulés au titre des actions privilégiées de série AI en circulation, y compris le dividende payable pour la dernière période écoulée pour laquelle des dividendes étaient payables, n’aient été déclarés et payés.
Toute approbation des porteurs d’actions privilégiées de série AI exigée en vertu du présent article 3.27.5 pourra être donnée conformément au deuxième paragraphe de l’article 3.27.7 et à l’article 3.27.10. Nonobstant les dispositions de l’article 3.27.10 des présentes, toute approbation exigée en vertu du présent article 3.27.5 ne pourra être donnée qu’au moyen du vote favorable des porteurs de la majorité des actions privilégiées de série AI présents ou représentés à une assemblée, ou à une reprise d’assemblée, des porteurs d’actions privilégiées de série AI dûment convoquée à cette fin et à laquelle il y aura quorum.
3.27.6	Achat pour annulation
La Société pourra à tout moment acheter pour annulation la totalité ou une partie des actions privilégiées de série AI en circulation, sur le marché libre, par l’intermédiaire d’un courtier en valeurs mobilières ou de toute firme membre d’une bourse reconnue, ou par convention privée ou autrement, au(x) plus bas prix, de l’avis du conseil d’administration, auquel (auxquels) ces actions sont disponibles.
3.27.7	Droits de vote
Si la Société est en défaut de payer huit (8) dividendes consécutifs ou non consécutifs au titre des actions privilégiées de série AI, les porteurs d’actions privilégiées de série AI auront le droit d’être convoqués et d’assister à chaque assemblée des actionnaires de la Société (autre qu’une assemblée distincte réservée aux porteurs d’actions de la Société de toute autre catégorie ou série) tenue plus de 60 jours après la date du premier défaut de paiement, et d’y voter à raison de un (1) vote par action privilégiée de série AI détenue, et ce, jusqu’à ce que tous les arriérés de dividendes au titre des actions privilégiées de série AI aient été acquittés, après quoi les droits prendront fin et ne seront réouverts que lorsque la Société sera de nouveau en défaut, le cas échéant, conformément aux dispositions du présent article 3.27.7.
Chaque action privilégiée de série AI confère à son porteur un (1) vote relativement à toute mesure à prendre par la Société et exigeant l’approbation des porteurs des actions privilégiées de série AI, votant en tant que série ou en tant que partie d’une catégorie.
3.27.8	Émission d’actions privilégiées additionnelles
La Société pourra émettre des séries additionnelles d’actions privilégiées de premier rang de même rang que les actions privilégiées de série AI sans l’autorisation des porteurs des actions privilégiées de série AI.

3.27.9	Modifications
Les dispositions afférentes aux actions privilégiées de série AI en tant que série peuvent être abrogées ou modifiées moyennant l’approbation alors exigée par la LCSA, donnée conformément aux dispositions de l’article 3.27.10.
Aucune des dispositions des statuts de la Société relatifs aux actions privilégiées de série AI en tant que série ne peut être modifiée d’aucune manière à moins que les dispositions relatives aux actions privilégiées de série AJ en tant que série, le cas échéant, ne fassent en même temps, dans la mesure jugée nécessaire par la Société, l’objet de modifications dont la nature et l’étendue sont les mêmes.
3.27.10	Approbation des porteurs d’actions privilégiées de série AI
Toute approbation des porteurs d’actions privilégiées de série AI sera réputée valablement donnée à toutes fins si elle est donnée par les porteurs d’actions privilégiées de série AI conformément aux dispositions afférentes aux actions privilégiées de premier rang, en tant que catégorie, qui s’appliquent aux présentes avec les adaptations nécessaires.
3.27.11	Choix quant à l’imposition
La Société fera un choix, de la manière et dans les délais prescrits par la LIR, en vertu du paragraphe 191.2(1) de cette loi ou de toute autre disposition de portée semblable remplaçant ce paragraphe ou lui succédant, et prendra toutes les mesures nécessaires conformément à cette loi, afin de payer l’impôt à un taux tel qu’aucun porteur d’actions privilégiées de série AI ne sera tenu de payer l’impôt sur les dividendes reçus au titre des actions privilégiées de série AI aux termes de l’article 187.2 de la partie IV.I de cette loi ou de toute disposition de portée semblable remplaçant cet article ou lui succédant.
3.27.12	Interruption du service postal
Si la Société considère que le service postal est ou est menacé d’être interrompu, durant une période où la Société est tenue ou a décidé d’expédier quelque avis par la poste en vertu des présentes ou doit envoyer un chèque ou un certificat d’actions à tout porteur d’actions privilégiées de série AI, soit relativement au rachat ou à la conversion de ces actions ou autrement, la Société pourra, nonobstant les dispositions des présentes :
(a)
donner cet avis par voie de transmission électronique, télex ou télégraphe ou encore par voie de publication de l’avis concerné une fois par semaine pendant deux semaines consécutives dans un quotidien à grand tirage publié ou distribué à Montréal et à Toronto, et cet avis sera réputé avoir été donné à la date de la communication par transmission électronique, télex ou télégraphe ou à la date de la première publication de l’avis; et

(b)
respecter son engagement d’envoyer ce chèque ou ce certificat d’actions en prenant des mesures pour que ces derniers soient livrés au principal établissement de la Société à Montréal. Ce chèque ou ce certificat d’actions seront réputés avoir été envoyés à la date à laquelle l’avis concernant une telle mesure aura été donné, ainsi qu’il est stipulé au paragraphe (a) ci-dessus, pourvu que, aussitôt que la Société aura déterminé que le service postal n’est plus ni interrompu ni menacé de l’être, ce chèque ou ce certificat d’actions soit livré au porteur, si cela n’a pas déjà été fait, par courrier de première classe ordinaire affranchi non recommandé à l’adresse inscrite de toute personne qui, à la date de l’envoi postal, est un porteur inscrit autorisé à recevoir ce chèque ou certificat d’actions ou, si

l’adresse de tout porteur n’est pas inscrite au registre des valeurs mobilières de la Société, à la dernière adresse de ce porteur connue de la Société.
3.27.13	Définitions
Dans les dispositions des présentes ayant trait aux actions privilégiées de série AI :
(a)
« de rang supérieur », « de même rang » et « de rang inférieur » s’entendent de l’ordre de priorité des versements de dividendes et la répartition d’éléments d’actif en cas de liquidation, de dissolution ou d’abandon des affaires de la Société, volontaire ou non, ou de toute autre répartition d’éléments d’actif de la Société parmi ses actionnaires dans le but de liquider ses affaires.

(b)
« dividendes accumulés et impayés » s’entend de la somme : (A) de tous les dividendes impayés sur les actions privilégiées de série AI pour tout trimestre et (B) du montant calculé comme si les dividendes sur chaque action privilégiée de série AI s’étaient accumulés quotidiennement à compter de la date à laquelle le dernier dividende trimestriel était payable jusqu’à la date à laquelle le calcul des dividendes accumulés doit être fait, exclusivement.

3.27.14	Interprétation
Dans le cas où une date à laquelle la Société doit payer un dividende sur les actions privilégiées de série AI, ou une autre date à laquelle la Société ou les porteurs d’actions privilégiées de série AI doivent prendre une autre mesure aux termes des présentes ne serait pas un jour ouvrable (ainsi que ce terme est défini ci-après), alors ce dividende sera payable, ou cette autre mesure sera prise, le jour ouvrable suivant. Un « jour ouvrable » est un jour autre qu’un samedi, un dimanche ou tout autre jour férié pour le bureau principal de la Société au Canada.
3.28	ACTIONS PRIVILÉGIÉES DE SÉRIE AJ
Les actions privilégiées de série AJ comportent, outre les droits, privilèges, conditions et restrictions afférents à la catégorie des actions privilégiées de premier rang, les droits, privilèges, conditions et restrictions qui suivent.
3.28.1	Dividendes

3.28.1.1	Définitions
Sauf si le contexte ne s’y prête pas, les définitions suivantes s’appliquent aux présentes :
(a)
« banques » Deux banques parmi la Banque Royale du Canada, la Banque de Montréal, la Banque de Nouvelle-Écosse, la Banque Toronto-Dominion et la Banque canadienne impériale de commerce et tout successeur de celles-ci que le conseil d’administration désigne en avisant l’agent des transferts des actions privilégiées de séries AJ. Un tel avis doit être donné au moins deux (2) jours ouvrables avant le début d’une période de dividende donnée et prendra effet à ce moment. Tant qu’un tel avis n’aura pas été donné, « banques » s’entend de la Banque Royale du Canada et de la Banque Toronto-Dominion;

(b)
« bourse » La bourse de Toronto, toute autre place boursière ou tout autre marché organisé au Canada que la Société considère comme le principal marché de négociation des actions privilégiées de série AJ.

(c)	« cours de référence » Pour un mois donné, quotient obtenu en divisant :
(i)	le total de la valeur quotidienne ajustée des actions négociées de toutes les séances de bourse de ce mois, par
(ii)	le total du volume quotidien des actions négociées de toutes les séances de bourse de ce mois.
(d)	« date de clôture des registres réputée » Dernier jour de bourse d’un mois à l’égard duquel aucun dividende n’est déclaré par le conseil d’administration.
(e)	« date de paiement de dividende » Douzième jour de chaque mois à compter du mois suivant immédiatement la date d’émission des actions privilégiées de série AJ.
(f)	« date ex-dividende » :
(i)
la séance de bourse désignée ou reconnue, conformément aux règles ou aux pratiques habituelles de la bourse, à titre de date ex-dividende aux fins de toute date de clôture des registres pour les dividendes d’actions privilégiées de série AJ; ou

(ii)
si le conseil d’administration ne déclare pas de dividende pour un mois donné, la séance de bourse qui serait considérée, conformément aux règles ou aux pratiques habituelles de la bourse, comme la date ex-dividende aux fins de toute date de clôture des registres réputée pour les actions privilégiées de série AJ.

(g)	« déduction quotidienne relative au dividende accumulé » Pour une séance de bourse donnée :
(i)
produit obtenu en multipliant le dividende accumulé sur une action privilégiée de série AJ pour le mois au cours duquel tombe la séance de bourse, par le nombre de jours entre le jour précédant la date ex-dividende qui précède immédiatement cette séance de bourse, exclusivement, et le jour de cette séance de bourse, inclusivement (ou par un (1) jour, si cette séance de bourse est une date ex-dividende), divisé par
(ii)	le nombre de jours entre cette date ex dividende, inclusivement, et la prochaine date ex-dividende, exclusivement.
(h)
« facteur d’ajustement » Pour un mois donné, le pourcentage annuel, positif ou négatif, établi en fonction du cours de référence des actions privilégiées de série AJ pour le mois précédent, calculé conformément au tableau suivant :

Facteur d’ajustement
exprimé en % du taux
Cours de référence	préférentiel mensuel

25,50 $ ou plus	-4,00%
25,375 $ et moins de 25,50 $	-3,00%
25,25 $ et moins de 25,375 $	-2,00%
25,125 $ et moins de 25,25 $	-1,00%
plus de 24,875 $ et moins de 25,125 $	Néant
plus de 24,75 $ à 24,875 $	1,00%
plus de 24,625 $ à 24,75 $	2,00%
plus de 24,50 $ à 24,625 $	3,00%
24,50 $ ou moins	4,00%
Le facteur d’ajustement maximal pour un mois donné sera de ± 4,00%.
Si pendant un mois donné, au moins un lot régulier d’actions privilégiées de série AJ n’est pas négocié à la bourse, le facteur d’ajustement du mois suivant sera de « néant ».
(i)	« mois » Un mois civil.

(j)	« période de dividende » Un mois civil.

(k)
« pourcentage prescrit » Pour le mois d’août 2011, quatre-vingt pour cent (80%) et, pour chaque mois suivant, le facteur d’ajustement de ce mois plus le pourcentage prescrit du mois précédent, pourvu que le taux de dividende variable annuel d’un mois donné ne soit jamais inférieur à 50 % du taux préférentiel mensuel pour ce mois, ni supérieur à 100 % du taux préférentiel mensuel pour ce mois.

(l)
« taux de dividende variable annuel » Pour un mois donné, le taux d’intérêt exprimé en tant que pourcentage annuel (arrondi au millième (1/1000) de un pour cent (0,001%) près) égal au taux préférentiel mensuel multiplié par le pourcentage prescrit pour ce mois.

(m)
« taux préférentiel » Pour un jour donné, la moyenne (arrondie au millième (1/1000) de un pour cent (0,001%) près) des taux d’intérêt annuels publiés par les banques à titre de taux de référence en vigueur pour ce jour aux fins de fixer les taux d’intérêt sur les prêts commerciaux en dollars canadiens consentis au Canada aux emprunteurs commerciaux jouissant du meilleur crédit. Si l’une des banques n’affiche pas un tel taux d’intérêt un jour donné, le taux préférentiel pour ce jour sera le taux d’intérêt en vigueur de l’autre banque; si aucune des deux banques n’affiche un tel taux d’intérêt un jour donné, le taux préférentiel pour ce jour sera égal à un et demi pour cent (1,5%) l’an, plus le rendement moyen exprimé en tant que pourcentage annuel des bons du Trésor du gouvernement du Canada de 91 jours, publié par la Banque du Canada pour l’offre hebdomadaire portant sur la semaine précédant ce jour; et si aucune des deux banques n’affiche un tel taux d’intérêt un jour donné et que la Banque du Canada ne publie pas un tel rendement annuel moyen, le taux préférentiel pour ce jour sera égal au taux préférentiel du jour précédent. Un dirigeant de la Société établit le taux préférentiel et le taux préférentiel mensuel à partir de données communiquées par les banques ou qui sont par ailleurs publiques. En l’absence d’erreur flagrante, la décision de ce dirigeant lie définitivement la Société et tous les porteurs d’actions privilégiées de série AJ.

(n)	« taux préférentiel mensuel » Pour un mois donné, la moyenne (arrondie au millième (1/1000) de un pour cent (0,001%) près) des taux préférentiels en vigueur chaque jour de ce mois.

(o)	« transmission électronique » La transmission par télécopieur, courrier électronique, Internet ou d’autres moyens électroniques.

(p)
« séance de bourse » Chaque jour au cours duquel la bourse est ouverte à des fins de négociations, si cette bourse est une bourse de valeurs mobilières située au Canada; sinon, le terme « séance de bourse » s’entend d’un jour ouvrable.

(q)	« valeur quotidienne ajustée des actions négociées » Pour une séance de bourse donnée :
(i)
la valeur totale en dollars de toutes les opérations visant les actions privilégiées de série AJ enregistrées à la bourse (assorties du délai de règlement normal en vigueur à la bourse) pendant cette séance de bourse, moins
(ii)
le produit obtenu en multipliant le volume quotidien des actions négociées durant cette séance de bourse par le montant de la déduction quotidienne relative au dividende accumulé pour cette séance de bourse.

(r)
« volume quotidien des actions négociées » Pour une séance de bourse donnée, le nombre total d’actions privilégiées de série AJ ayant fait l’objet de négociations à la bourse (assorties du délai de règlement normal en vigueur à la bourse) pendant cette séance de bourse.

3.28.1.2	Généralités
Les porteurs d’actions privilégiées de série AJ auront le droit de recevoir, pour autant qu’ils soient déclarés par le conseil d’administration, des dividendes en espèces privilégiés cumulatifs, puisés à même les fonds de la Société pouvant être dûment affectés au paiement de dividendes, aux taux et aux dates prévus par les présentes. Les dividendes sur les actions privilégiées de série AJ s’accumuleront quotidiennement à compter de leur date d’émission inclusivement et seront payables mensuellement. Les dividendes sur les actions privilégiées de série AJ qui sont payables à une date de paiement de dividende donnée (diminués de tout impôt devant être déduit) seront payés par chèque, au pair, en monnaie ayant cours légal au Canada, à toute succursale au Canada des banquiers de la Société.
Les dividendes sur les actions privilégiées de série AJ seront payables mensuellement au taux de dividende variable annuel calculé. Par conséquent, à chaque date de paiement de dividende, le dividende payable sur les actions privilégiées de série AJ sera le montant (arrondi au millième (1/1000) de cent près) obtenu en multipliant 25,00 $ par le taux de dividende variable annuel applicable au mois précédant cette date de paiement de dividende et en divisant le produit par douze. La date de clôture des registres servant à déterminer les porteurs d’actions privilégiées de série AJ admissibles aux dividendes à chaque date de paiement de dividende sera la dernière séance de bourse du mois précédent. En cas de rachat ou d’achat des actions privilégiées de série AJ ou de la répartition d’éléments d’actif de la Société, ainsi que le prévoit l’article 3.28.2 des présentes, le montant du dividende accumulé au cours du mois où a lieu ce rachat, cet achat ou cette répartition (arrondi au millième (1/1000) de cent près) sera calculé en multipliant :

(a)	le produit de la multiplication de 25,00 $ par un douzième (1/12) du taux de dividende variable annuel applicable au mois précédent; par

(b)
une fraction dont le numérateur est le nombre de jours écoulés dans le mois où a lieu ce rachat, cet achat ou cette répartition, jusqu’à la date de cet événement, exclusivement, et le dénominateur est le nombre de jours dans ce mois.

Le paiement des dividendes déclarés sur les actions privilégiées de série AJ sera effectué (sauf en cas de rachat, le paiement des dividendes étant alors effectué au moment de la remise du certificat représentant les actions privilégiées de série AJ devant être rachetées) par la mise à la poste, dans une enveloppe affranchie adressée à chaque porteur d’actions privilégiées de série AJ à sa dernière adresse figurant au registre des valeurs mobilières de la Société ou, si son adresse ne figure pas au registre, à sa dernière adresse connue de la Société ou, dans le cas de coporteurs, à l’adresse de celui dont le nom figure en premier au registre des valeurs mobilières de la Société en tant que l’un de ces coporteurs, d’un chèque pour le montant de ces dividendes (diminué de tout impôt devant être déduit) payable à l’ordre de ce porteur ou, dans le cas de coporteurs, à l’ordre de tous les coporteurs, sauf indication contraire de leur part par écrit. Nonobstant ce qui précède, tout chèque de paiement de dividendes peut être livré par la Société à un porteur d’actions privilégiées de série AJ à son adresse ainsi qu’elle est indiquée ci-dessus. La mise à la poste ou la livraison d’un tel chèque sera réputée constituer le paiement et satisfera à toutes obligations de paiement de ces dividendes pour ce qui est du montant représenté par un tel chèque (compte tenu du montant de tout impôt devant être déduit ainsi qu’il est mentionné ci-dessus), à moins que ce chèque ne soit pas payé au moment où il est dûment présenté.
3.28.1.3	Calcul du pourcentage prescrit
La Société calculera dès que possible le pourcentage prescrit pour chaque mois et en avisera toutes les bourses de valeurs mobilières au Canada à la cote desquelles les actions privilégiées de série AJ sont inscrites ou, si les actions privilégiées de série AJ ne sont pas inscrites à la cote d’une bourse de valeurs mobilières au Canada, la Société en avisera l’Association canadienne des courtiers en valeurs mobilières.
3.28.2	Droits en cas de liquidation
En cas de liquidation, de dissolution ou d’abandon des affaires de la Société ou de toute autre répartition des éléments d’actif de la Société aux fins de liquider ses affaires, les porteurs des actions privilégiées de série AJ auront le droit de recevoir 25,00 $ par action privilégiée de série AJ augmentés de tous les dividendes accumulés et impayés jusqu’à la date de paiement ou de répartition, exclusivement, avant qu’aucun montant ne soit payé ou qu’aucun élément d’actif de la Société ne soit réparti parmi les porteurs des actions ordinaires de la Société ou de toutes autres actions de rang inférieur aux actions privilégiées de série AJ. Une fois ces montants payés, les porteurs des actions privilégiées de série AJ ne seront admissibles à aucune répartition subséquente des biens ou des éléments d’actif de la Société.
3.28.3	Rachat d’actions
Sous réserve des lois applicables et de l’article 3.28.5 ci-après, après avis comme prévu ci-après, la Société pourra racheter en tout temps la totalité mais non moins de la totalité des actions privilégiées de série AJ en circulation, contre paiement de 25,50 $ pour chacune de ces actions à racheter, augmentés des dividendes accumulés et impayés jusqu’à la date fixée pour le rachat, exclusivement, le tout constituant le prix de rachat.

La Société donnera un préavis écrit d’au moins 45 jours et d’au plus 60 jours de son intention de racheter des actions privilégiées de série AJ à toute personne qui, à la date de l’envoi de ce préavis, est détentrice de ces actions à racheter. L’avis devra être envoyé, au gré de la Société, par messager ou par la poste, dans une enveloppe affranchie, dans l’un ou l’autre cas, à tous les porteurs d’actions privilégiées de série AJ à racheter, à leur dernière adresse inscrite au registre des valeurs mobilières de la Société ou à défaut d’une telle inscription, à la dernière adresse du porteur connue de la Société ou par transmission électronique à chaque porteur d’actions privilégiées de série AJ ayant demandé la transmission électronique, à la dernière adresse électronique fournie par le porteur à la Société; cependant, toute omission ou tout défaut involontaires d’envoyer un tel avis à un ou à plusieurs de ces porteurs ne sera d’aucun effet sur la validité du rachat des actions privilégiées de série AJ des autres porteurs. L’avis devra indiquer le nombre d’actions privilégiées de série AJ à racheter détenues par la personne à qui il est adressé, ainsi que le prix de rachat, et devra aussi indiquer la date fixée pour le rachat; à la date prévue pour ce rachat ou à toute date ultérieure, la Société, sur présentation et remise du ou des certificats représentant ces actions à tout endroit au Canada mentionné dans l’avis, paiera ou fera en sorte que soit payé le prix de rachat aux porteurs d’actions privilégiées de série AJ à racheter. Le paiement se fera par chèque payable au pair à toute succursale au Canada des banquiers de la Société. A compter de la date mentionnée dans l’avis, les porteurs d’actions privilégiées de série AJ à racheter n’auront plus aucun droit aux dividendes sur ces actions ni aucun autre droit en qualité de porteurs de ces actions, à moins que la Société n’omette de payer le prix de rachat. En tout temps après que l’avis de rachat susmentionné aura été donné, la Société pourra déposer le montant du prix de rachat de la totalité ou d’une partie des actions privilégiées de série AJ à racheter dans une ou plusieurs banques à charte ou sociétés de fiducie au Canada dont les noms auront été donnés dans l’avis. Ces dépôts seront effectués dans un ou plusieurs comptes en fiducie pour le bénéfice des porteurs des actions à racheter et les montants leur seront versés par ces banques ou sociétés de fiducie sur remise du ou des certificats; dès l’exécution de ces dépôts, les actions seront rachetées à la date de rachat indiquée dans l’avis de rachat. Dès que la Société aura effectué le dépôt susmentionné à l’égard de toutes actions, les porteurs de celles-ci n’auront plus, à compter de la date de rachat, aucun autre droit en qualité de porteurs de ces actions, et leurs droits seront limités à la perception de la portion des montants déposés qui s’applique à ces actions, sans intérêt; tout intérêt payé sur ces dépôts appartiendra à la Société.
3.28.4	Conversion des actions privilégiées de série AJ
3.28.4.1	Conversion au gré du porteur
Les porteurs d’actions privilégiées de série AJ pourront, à leur gré, le 1er août 2011 et le 1er août tous les cinq ans par la suite (une « date de conversion »), convertir, en totalité ou en partie, sous réserve des dispositions des présentes, les actions privilégiées de série AJ inscrites en leur nom en actions privilégiées de série AI de la Société, à raison de une (1) action privilégiée de série AI pour chaque action privilégiée de série AJ. La Société devra aviser par écrit les porteurs d’actions privilégiées de série AJ alors en circulation du droit de conversion prévu par les présentes; un tel avis sera envoyé, au gré de la Société, par messager ou par la poste, dans une enveloppe affranchie, dans l’un ou l’autre cas, à tous les porteurs d’actions privilégiées de série AJ, à leur dernière adresse inscrite au registre des valeurs mobilières de la Société ou à défaut d’une telle inscription, à la dernière adresse du porteur connue de la Société, ou par transmission électronique à chaque porteur d’actions privilégiées de série AJ ayant demandé la transmission électronique, à la dernière adresse électronique fournie par le porteur à la Société. Cet avis devra indiquer la date de conversion et être donné au moins 45 jours et au plus 60 jours avant la date de conversion applicable.
Si, comme le prévoit l’article 3.28.3, la Société avise les porteurs d’actions privilégiées de série AJ du rachat de la totalité des actions privilégiées de série AJ, elle ne sera pas tenue de les aviser, ainsi qu’il est stipulé au présent article 3.28.4.1, du droit de conversion; en outre, le droit de tout porteur

d’actions privilégiées de série AJ de convertir de telles actions privilégiées de série AJ prévu aux présentes prendra fin dans un tel cas.
Les porteurs d’actions privilégiées de série AJ ne seront pas en droit de convertir leurs actions en actions privilégiées de série AI si, à la suite de la fermeture des bureaux le 10e jour précédant une date de conversion, la Société détermine qu’il y aurait moins de 2 000 000 d’actions privilégiées de série AI en circulation à la date de conversion, en tenant compte de toutes les actions privilégiées de série AJ déposées aux fins de conversion en actions privilégiées de série AI et de toutes les actions privilégiées de série AI déposées aux fins de conversion en actions privilégiées de série AJ. La Société en avisera par écrit, conformément aux dispositions du premier paragraphe du présent article 3.28.4.1, tous les porteurs visés d’actions privilégiées de série AJ avant la date de conversion applicable et émettra et livrera, ou fera en sorte que soient livrés, avant cette date de conversion, aux frais de la Société, à ces porteurs d’actions privilégiées de série AJ ayant déposé aux fins de conversion un ou plusieurs certificats représentant des actions privilégiées de série AJ, de nouveaux certificats représentant les actions privilégiées de série AJ représentées par un ou plusieurs certificats déposés comme indiqué ci-dessus.
3.28.4.2	Conversion automatique
Si, à la suite de la fermeture des bureaux le 10e jour précédant une date de conversion, la Société détermine qu’il y aurait moins de 2 000 000 d’actions privilégiées de série AJ en circulation à la date de conversion, en tenant compte de toutes les actions privilégiées de série AJ déposées aux fins de conversion en actions privilégiées de série AI et de toutes les actions privilégiées de série AI déposées aux fins de conversion en actions privilégiées de série AJ, la totalité et non une partie des actions privilégiées de série AJ en circulation restantes sera automatiquement convertie en actions privilégiées de série AI à raison de une (1) action privilégiée de série AI pour chaque action privilégiée de série AJ, et ce, à la date de conversion applicable, et la Société donnera un avis écrit à cet effet, conformément aux dispositions de l’article 3.28.4.1, aux porteurs de ces actions privilégiées de série AJ restantes avant la date de conversion.
3.28.4.3	Exercice du privilège de conversion
La conversion des actions privilégiées de série AJ peut être effectuée par la remise, au plus tôt 45 jours avant une date de conversion et au plus tard à la fermeture des bureaux le 10e jour précédant une date de conversion, durant les heures d’ouverture normales, du ou des certificats les représentant, à tout bureau d’un agent des transferts de la Société où les actions privilégiées de série AJ peuvent être transférées, ce ou ces certificats étant accompagnés : (i) du paiement ou d’un reçu attestant le paiement de l’impôt payable (s’il y a lieu), prévu au présent article 3.28.4.3; et (ii) d’un instrument de remise acceptable pour la Société et dûment signé par le porteur ou son fondé de pouvoir dûment autorisé par écrit, instrument dans lequel ce porteur peut indiquer qu’il ne veut convertir qu’une partie seulement des actions privilégiées de série AJ représentées par ce ou ces certificats, qui n’ont pas jusqu’alors été désignées en vue du rachat, auquel cas la Société émettra et livrera ou fera livrer, à ses frais, un nouveau certificat, au nom du porteur, représentant les actions privilégiées de série AJ qui sont représentés par ce ou ces certificats et qui n’auront pas été converties.
Dans le cas où la Société est tenue de convertir la totalité des actions privilégiées de série AJ en circulation restantes en actions privilégiées de série AI à la date de conversion applicable, comme le prévoit l’article 3.28.4.2, les actions privilégiées de série AJ que les porteurs n’avaient pas choisi de convertir devront être converties à la date de conversion en actions privilégiées de série AI, et les porteurs de ces actions seront réputés être porteurs d’actions privilégiées de série AI à la fermeture des bureaux à la date de conversion et auront le droit, après avoir remis, pendant les heures d’ouverture normales, à tout bureau d’un agent des transferts de la Société où les actions privilégiées de série AJ peuvent être transférées, le ou les certificats représentant les actions privilégiées de série

AJ non remis précédemment aux fins de conversion, de recevoir un ou plusieurs certificats représentant le même nombre d’actions privilégiées de série AI de la manière et selon les dispositions prévues dans le présent article 3.28.4.3.
Aussitôt que possible après la date de conversion, la Société émettra et livrera ou fera livrer au porteur d’actions privilégiées de série AJ ainsi remises, ou selon son ordre écrit, un ou plusieurs certificats à son nom ou au nom de la ou des personnes qu’il aura désignées, pour le nombre d’actions privilégiées de série AI entièrement libérées et non cotisables et le nombre d’actions privilégiées de série AJ restantes, le cas échéant, auquel ce porteur aura droit. Cette conversion sera présumée effectuée à la fermeture des bureaux à la date de conversion de sorte que les droits du porteur de ces actions privilégiées de série AJ à ce titre cesseront à ce moment, et la ou les personnes ayant le droit de recevoir des actions privilégiées de série AI à la suite de cette conversion seront à toutes fins considérées comme porteurs inscrits de ces actions privilégiées de série AI dès ce moment.
Le porteur de toute action privilégiée de série AJ inscrit à la date de clôture des registres aux fins de tout dividende déclaré payable sur cette action aura droit à ce dividende même si l’action a été convertie en action privilégiée de série AI après cette date de clôture des registres et avant la date de paiement de ce dividende ou à cette date même.
L’émission de certificats d’actions privilégiées de série AI au moment de la conversion d’actions privilégiées de série AJ s’effectuera sans frais pour les porteurs convertissant leurs actions privilégiées de série AJ, quant aux droits ou impôts applicables à l’émission de ces certificats ou des actions privilégiées de série AI qu’ils représentent; cependant, la Société ne sera pas tenue de payer l’impôt qui pourrait être exigé d’une ou de plusieurs personnes par suite de l’émission à cette personne ou à ces personnes de ces actions privilégiées de série AI ou des certificats s’y rapportant, ou par suite de tout transfert résultant de l’émission et de la livraison de ces certificats au nom d’une ou de plusieurs personnes autres que le porteur des actions privilégiées de série AJ converties; et la Société ne sera tenue d’émettre ou de livrer ces certificats que si les personnes en demandant l’émission lui versent le montant de cet impôt ou lui démontrent d’une façon qui lui est satisfaisante qu’elles l’ont acquitté.
3.28.4.4	Statut des actions privilégiées de série AJ converties
Toutes les actions privilégiées de série AJ converties en actions privilégiées de série AI à une date de conversion donnée ne seront pas annulées, mais reprendront le statut d’actions autorisées mais non émises de la Société à la fermeture des bureaux à la date de conversion.
3.28.5	Restrictions concernant les dividendes et le remboursement des actions
La Société ne pourra, sans l’approbation des porteurs d’actions privilégiées de série AJ en circulation :
(a)
déclarer, payer ni mettre de côté à des fins de paiement aucun dividende sur les actions ordinaires ou toute autre action de la Société de rang inférieur aux actions privilégiées de série AJ (sauf des dividendes en actions payables en actions de la Société de rang inférieur aux actions privilégiées de série AJ);

(b)
racheter, acheter ni autrement rembourser, ni procéder à aucune répartition de capital au titre des actions ordinaires de la Société ou de toute autre action de la Société de rang inférieur aux actions privilégiées de série AJ (sauf si la contrepartie est payée à même le produit net en espèces d’un placement, fait à la même époque, d’actions de la Société de rang inférieur aux actions privilégiées de série AJ);

(c)	racheter, acheter ni autrement rembourser moins de la totalité des actions privilégiées de série AJ alors en circulation; ni

(d)
racheter, acheter ni autrement rembourser (sauf dans le cadre de l’exercice d’un privilège de rachat au gré du porteur ou d’une obligation de rachat par la Société s’y rapportant) aucune action de la Société de toute catégorie ou série de même rang que les actions privilégiées de série AJ, étant entendu que les restrictions mentionnées dans le présent paragraphe (d) ne porteront aucunement atteinte au droit de la Société de racheter, d’acheter ou de rembourser autrement à titre onéreux toute action de la Société de toute catégorie de rang supérieur aux actions privilégiées de série AJ;

à moins que, dans chacun de ces cas, tous les dividendes cumulatifs accumulés au titre des actions privilégiées de série AJ en circulation, y compris le dividende payable pour la dernière période écoulée pour laquelle des dividendes étaient payables, n’aient été déclarés et payés.
Toute approbation des porteurs d’actions privilégiées de série AJ exigée en vertu du présent article 3.28.5 pourra être donnée conformément au deuxième paragraphe de l’article 3.28.7 et à l’article 3.28.10. Nonobstant les dispositions de l’article 3.28.10 des présentes, toute approbation exigée en vertu du présent article 3.28.5 ne pourra être donnée qu’au moyen du vote favorable des porteurs de la majorité des actions privilégiées de série AJ présents ou représentés à une assemblée, ou à une reprise d’assemblée, des porteurs d’actions privilégiées de série AJ dûment convoquée à cette fin et à laquelle il y aura quorum.
3.28.6	Achat pour annulation
La Société pourra à tout moment acheter pour annulation la totalité ou une partie des actions privilégiées de série AJ en circulation, sur le marché libre, par l’intermédiaire d’un courtier en valeurs mobilières ou de toute firme membre d’une bourse reconnue, ou par convention privée ou autrement, au(x) plus bas prix, de l’avis du conseil d’administration, auquel(auxquels) ces actions sont disponibles.
3.28.7	Droits de vote
Si la Société est en défaut de payer huit (8) dividendes consécutifs ou non consécutifs au titre des actions privilégiées de série AJ, les porteurs d’actions privilégiées de série AJ auront le droit d’être convoqués et d’assister à chaque assemblée des actionnaires de la Société (autre qu’une assemblée distincte réservée aux porteurs d’actions de la Société de toute autre catégorie ou série) tenue plus de 60 jours après la date du premier défaut de paiement, et d’y voter à raison de un (1) vote par action privilégiée de série AJ détenue, et ce, jusqu’à ce que tous les arriérés de dividendes au titre des actions privilégiées de série AJ aient été acquittés, après quoi les droits prendront fin et ne seront réouverts que lorsque la Société sera de nouveau en défaut, le cas échéant, conformément aux dispositions du présent article 3.28.7.
Chaque action privilégiée de série AJ confère à son porteur un (1) vote relativement à toute mesure à prendre par la Société et exigeant l’approbation des porteurs des actions privilégiées de série AJ, votant en tant que série ou en tant que partie d’une catégorie.
3.28.8	Émission d’actions privilégiées additionnelles
La Société pourra émettre des séries additionnelles d’actions privilégiées de premier rang de même rang que les actions privilégiées de série AJ sans l’autorisation des porteurs des actions privilégiées de série AJ.

3.28.9	Modifications
Les dispositions afférentes aux actions privilégiées de série AJ en tant que série peuvent être abrogées ou modifiées moyennant l’approbation alors exigée par la LCSA, donnée conformément aux dispositions de l’article 3.28.10.
Aucune des dispositions des statuts de la Société relatifs aux actions privilégiées de série AJ en tant que série ne peut être modifiée d’aucune manière à moins que les dispositions relatives aux actions privilégiées de série AI en tant que série, le cas échéant, ne fassent en même temps, dans la mesure jugée nécessaire par la Société, l’objet de modifications dont la nature et l’étendue sont les mêmes.
3.28.10	Approbation des porteurs d’actions privilégiées de série AJ
Toute approbation des porteurs d’actions privilégiées de série AJ sera réputée valablement donnée à toutes fins si elle est donnée par les porteurs d’actions privilégiées de série AJ conformément aux dispositions afférentes aux actions privilégiées de premier rang, en tant que catégorie, qui s’appliquent aux présentes avec les adaptations nécessaires.
3.28.11	Choix quant à l’imposition
La Société fera un choix, de la manière et dans les délais prescrits par la LIR, en vertu du paragraphe 191.2(1) de cette loi ou de toute autre disposition de portée semblable remplaçant ce paragraphe ou lui succédant, et prendra toutes les mesures nécessaires conformément à cette loi, afin de payer l’impôt à un taux tel qu’aucun porteur d’actions privilégiées de série AJ ne sera tenu de payer l’impôt sur les dividendes reçus au titre des actions privilégiées de série AJ aux termes de l’article 187.2 de la partie IV.I de cette loi ou de toute disposition de portée semblable remplaçant cet article ou lui succédant.
3.28.12	Interruption du service postal
Si la Société considère que le service postal est ou est menacé d’être interrompu, durant une période où la Société est tenue ou a décidé d’expédier quelque avis par la poste en vertu des présentes ou doit envoyer un chèque ou un certificat d’actions à tout porteur d’actions privilégiées de série AJ, soit relativement au rachat ou à la conversion de ces actions ou autrement, la Société pourra, nonobstant les dispositions des présentes :
(a)
donner cet avis par voie de transmission électronique, télex ou télégraphe ou encore par voie de publication de l’avis concerné une fois par semaine pendant deux semaines consécutives dans un quotidien à grand tirage publié ou distribué à Montréal et à Toronto, et cet avis sera réputé avoir été donné à la date de la communication par transmission électronique, télex ou télégraphe ou à la date de la première publication de l’avis; et

(b)
respecter son engagement d’envoyer ce chèque ou ce certificat d’actions en prenant des mesures pour que ces derniers soient livrés au principal établissement de la Société à Montréal. Ce chèque ou ce certificat d’actions seront réputés avoir été envoyés à la date à laquelle l’avis concernant une telle mesure aura été donné, ainsi qu’il est stipulé au paragraphe (a) ci-dessus, pourvu que, aussitôt que la Société aura déterminé que le service postal n’est plus ni interrompu ni menacé de l’être, ce chèque ou ce certificat d’actions soit livré au porteur, si cela n’a pas déjà été fait, par courrier de première classe ordinaire affranchi non recommandé à l’adresse inscrite de toute personne qui, à la date de l’envoi postal, est un porteur inscrit autorisé à recevoir ce chèque ou certificat

d’actions ou, si l’adresse de tout porteur n’est pas inscrite au registre des valeurs mobilières de la Société, à la dernière adresse de ce porteur connue de la Société.
3.28.13	Avis du taux de dividende fixe suivant applicable aux actions privilégiées de série AI
Dans les trois (3) jours ouvrables suivant la détermination du taux de dividende fixe suivant (ainsi qu’il est défini à l’article 3.27.1.1 des statuts de la Société relatifs aux actions privilégiées de série AI), la Société en avisera les porteurs des actions privilégiées de série AJ, sauf en ce qui concerne la première période de taux fixe suivant, en le publiant une fois dans l’édition canadienne du journal anglais The Globe and Mail et une fois dans la ville de Montréal dans des quotidiens à grand tirage français et anglais, étant entendu que si l’un ou l’autre de ces quotidiens n’est pas à grand tirage à ce moment, un tel avis sera publié dans une autre publication équivalente.
3.28.14	Définitions
Dans les dispositions des présentes ayant trait aux actions privilégiées de série AJ :
(a)
« de rang supérieur », « de même rang » et « de rang inférieur » s’entendent de l’ordre de priorité des versements de dividendes et la répartition d’éléments d’actif en cas de liquidation, de dissolution ou d’abandon des affaires de la Société, volontaire ou non, ou de toute autre répartition d’éléments d’actif de la Société parmi ses actionnaires dans le but de liquider ses affaires.

(b)
« dividendes accumulés et impayés » s’entend de la somme : (i) de tous les dividendes impayés sur les actions privilégiées de série AJ pour toute période de dividende et (ii) du montant calculé comme si les dividendes sur chaque action privilégiée de série AJ s’étaient accumulés quotidiennement à compter du premier jour du mois suivant la période de dividende à l’égard de laquelle le dernier dividende mensuel sera ou était payable, selon le cas, inclusivement, jusqu’à la date à laquelle le calcul des dividendes accumulés doit être fait, exclusivement.

3.28.15	Interprétation
Dans le cas où une date à laquelle la Société doit payer un dividende sur les actions privilégiées de série AJ, ou une autre date à laquelle la Société ou les porteurs d’actions privilégiées de série AJ doivent prendre une autre mesure aux termes des présentes ne serait pas un jour ouvrable (ainsi que ce terme est défini ci-après), alors ce dividende sera payable, ou cette autre mesure sera prise, le jour ouvrable suivant. Un « jour ouvrable » est un jour autre qu’un samedi, un dimanche ou tout autre jour férié pour le bureau principal de la Société au Canada.